We remind ourselves daily...

P.E.
12-31-02

AFLAC INCORPORATED

ANNUAL REPORT for 2002

...of the Importance of Our Mission.

AFLAC's mission is to provide the best supplemental insurance value in the United States and Japan. Our products help consumers pay out-of-pocket expenses associated with illnesses or accidents. We strongly believe in giving consumers superior customer service and paying claims quickly and fairly. By doing so, we provide peace of mind at times when people need it most. And we continually strive to provide our employees with a rewarding place to work, while maximizing value to our shareholders.

Reflecting our focus on our mission, AFLAC was ranked as the number one insurance company in *Fortune* magazine's January 2003 listing of "The 100 Best Companies to Work for" and was included in the overall listing for the fifth year in a row. We were also included in *Fortune's* March 2003 list of "America's Most Admired Companies." In February 2002, *Forbes* ranked AFLAC 112th in its Platinum 400 list of "America's Best Big Companies." In June 2002 AFLAC was included in *Fortune* magazine's list of "The 50 Best Companies for Minorities." And in September 2002, *Working Mother* magazine named AFLAC to its list of "100 Best Companies for Working Mothers."

AFLAC is the leading provider of individual insurance policies offered at the worksite in the United States and the largest foreign life insurance company in Japan in terms of individual policies in force and profits on a Japanese accounting basis. AFLAC Incorporated is traded on the New York Stock Exchange under the symbol "AFL" and is included in the Standard & Poor's 500 Index.

AFLAC is rated "AA" by Standard & Poor's and "Aa2" by Moody's for financial strength. Fitch Ratings also rates AFLAC "AA" for financial strength. A.M. Best assigns AFLAC an "A+, Superior" rating for financial strength and operating performance.

TABLE OF CONTENTS

THE COMPOSITION OF AFLAC'S MARKET IN JAPAN

Supplemental insurance products, including:
- Cancer life
- Medical
- Care
- Living benefit life
- Accident

Supplemental insurance riders, including:
- Living benefit life
- Rider MAX
- Rider PACK

Ordinary life insurance products, including:
- Term life
- Whole life
- Fixed annuity

At the worksite:
Employees at more than 45,000 payroll accounts representing 95% of the companies listed on the Tokyo Stock Exchange, including workers at Fujitsu, Hitachi, Kirin Brewery, Canon, Toyota and Takashimaya, as well as employees at 249,800 small businesses

At the home:
Individuals seeking specific insurance coverage

More than 58,000 licensed sales associates representing 3,490 affiliated and independent corporate agencies, 8,560 individual agencies, and the sales force of Dai-ichi Mutual Life Insurance Co.

American International Group
AXA
Daido
Fukoku
GE Edison
Mitsui Sumitomo Marine
ING
Nippon
Orix
Prudential
Sony
Sompo Japan Himawari
Taiyo
Tokio Marine
Zurich

FINANCIAL HIGHLIGHTS

AFLAC INCORPORATED AND SUBSIDIARIES

	2002	2001	2000	% Change 2002 – 2001
For the Year:				
(In millions)				
Total revenues	**$ 10,257**	$ 9,598	$ 9,703	6.9%
Pretax earnings	**1,259**	1,081	1,012	16.5
Net earnings	**821**	687	687	19.5
At Year-end:				
(In millions)				
Total investments and cash	**$ 39,147**	$ 32,792	$ 32,167	19.4%
Total assets	**45,058**	37,860	37,231	19.0
Shareholders' equity	**6,394**	5,425	4,694	17.9
Per Common Share:				
Net earnings (basic)	**$ 1.59**	$ 1.31	$ 1.30	21.4%
Net earnings (diluted)	**1.55**	1.28	1.26	21.1
Shareholders' equity	**12.43**	10.40	8.87	19.5
Cash dividends	**.23**	.193	.167	19.2
Supplemental Data:				
Operating earnings* (In millions)	**$ 825**	$ 720	$ 657	14.5%
Operating earnings per share* (basic)	**1.59**	1.37	1.24	16.1
Operating earnings per share* (diluted)	**1.56**	1.34	1.20	16.4
Number of common shares outstanding	**514,439,276**	521,615,350	529,209,956	
Number of registered common shareholders	**73,887**	70,383	67,995	
Number of full-time employees	**6,086**	5,739	5,026	

* Excludes realized investment gains/losses and the impact of SFAS 133 beginning in 2001. Also excludes a provision for Japan's policyholder protection fund in 2002, and a benefit from the termination of a retirement liability in 2000.

ABOUT THE COVER

At AFLAC, we don't actually tie strings around our fingers to jog our memory. But we do think it's important that we remember what has made us successful. We remind ourselves daily of the importance of maintaining our customers' trust. We do that by offering the best products at the best price with the best service. We also remind ourselves daily of the importance of maintaining our shareholders' trust. We do that by being open and honest about our business. And finally, we remind ourselves daily of the importance of providing our employees and sales associates with opportunities to make a good living for their families. We do that by offering competitive compensation and incentives. It takes all of us as a team to provide the products and services our customers deserve. That's why we are in business. And of that, we remind ourselves daily.

AND THE UNITED STATES

What We Sell	Who Buys It	Who Sells It For Us	Who Else Sells It
Supplemental insurance products, including: Accident disability Cancer expense Short-term disability Intensive care Hospital indemnity Personal Sickness Indemnity Long-term care Specified event Fixed-benefit dental Life insurance products, including: Payroll life	At the worksite: Employees at 248,100 payroll accounts, including businesses of all sizes, banks, hospitals, school districts, and city and state governments. Payroll accounts include the City of Atlanta, American Express, Winnebago Industries, United Rentals, Genesis Health Ventures, United Parcel Service, the State of Florida, Wal-Mart and Winn Dixie Stores At the home: Individuals seeking specific insurance coverage	More than 53,100 licensed sales associates, including approximately 15,800 who, on average, produce business every month	Aegon N.V. The Allstate Corporation American Fidelity American International Group Aon Corporation Conseco, Inc. GE Capital Protective Life Corporation Torchmark Corporation UnumProvident Corporation Several Regional Carriers

...About the Promises We Make to Our Customers.



MESSAGE FROM MANAGEMENT

Chairman and Chief Executive Officer Daniel P. Amos

AFLAC extended its record of success in 2002. We successfully launched new products. We rapidly expanded our sales force. And we aggressively promoted our brand. In the process, we produced record new sales for the year. Most importantly, we surpassed our target for operating earnings per share growth.

Our success is no accident. Instead, it is a direct result of the strategy we have pursued for many years. Central to our strategy are focus and discipline. We do not stray from our mission of providing consumers with the best supplemental insurance value in the marketplace. To fulfill that mission, we identify consumer needs and develop affordable products to meet those needs. We create marketing initiatives to help our growing sales force sell our products. And when a customer becomes a claimant, we honor our commitments by paying claims quickly and fairly. Keeping the promises we make to our customers is the most important aspect of our business. And of that, we remind ourselves daily.

2002 – ANOTHER RECORD YEAR

Despite economic weakness in Japan and the United States, our insurance operations in those markets flourished last year. Our greatest challenge in 2002 was to improve Japan's new sales, which were disappointing in 2001. Not only did we produce a quick turnaround in sales, our new sales results in Japan significantly exceeded our expectations throughout the year. In the United States, we worked hard to build on our momentum and extend our recent history of extraordinary sales gains. Although sales comparisons have become increasingly more difficult, AFLAC U.S.

generated better-than-expected sales in 2002 and surpassed an important milestone by producing more than $1 billion in total new annualized premium sales. And in both markets, our financial performance met or exceeded our expectations, leading to another record year. Below are some highlights from 2002.

Excluding the effect of foreign currency translation, operating earnings per diluted share increased 17.9%, which exceeded our specific objective of 15% growth for the year.

Operating return on average shareholders' equity was 21.9% for the year.

We purchased 12.1 million shares of our stock during 2002.

Our board of directors increased the quarterly cash dividend by 20.0% in 2002, marking the 20th consecutive year we have increased the dividend.

AFLAC Japan – Strong Results in a Difficult Environment

As in previous years, AFLAC operated in a weak economic environment in Japan. The country's slumping economy has taken its toll on consumer confidence. Available investment yields remained very low, and many employers struggled to stay afloat. With Japan's national health care system already under stress because of the weak economy, the medical needs of an aging population created even more financial pressure for Japan's government.

To ease some of the pressure on the national health care system, Japan's government passed health care reform legislation in 2002 that increased copayments for most Japanese citizens effective April 2003. These higher copayments simply transfer some of that pressure from the health care system to consumers. With that in mind, our innovative products can be very useful to Japanese consumers by helping them pay for additional health care costs. And we believe that helped boost our new sales to record levels in 2002.

In response to changing consumer needs, we developed a new medical product and upgraded an existing product in 2002. In February we introduced a new stand-alone medical product called EVER. We developed this new medical product based on market research, which suggested that a significant percentage of consumers wanted stand-alone medical coverage rather than cancer insurance with medical riders. The consumer response to EVER was immediate and outstanding. We quickly became the number one seller of stand-alone medical insurance policies in Japan. That was a remarkable accomplishment considering that the supplemental medical insurance business is relatively mature compared with the cancer insurance market. Furthermore, our analysis of medical policy sales indicated that 65% of the purchasers of EVER were new customers, which means that AFLAC Japan has tapped into a new market.

Our research also indicated that the vast majority of consumers prefer whole life rather than term life coverage. As a result, we introduced a new whole life version of our popular Rider MAX product. Like EVER, Rider MAX sales and conversions exceeded our expectations for the year. However, the introduction of these new products does not mean we are de-emphasizing our cancer life products. To the contrary, our 21st Century Cancer Life product remains the backbone of our product portfolio. We are absolutely convinced it offers the best benefits at the best price to the consumer, while paying the highest commission to the sales associate.

Operating earnings per diluted share excluding the impact of currency translation rose 17.9%, which significantly exceeded our primary financial objective for 2002.



Operating Earnings
Per Diluted Share
.38
.47
.58
.60
.66
.78
1.00
1.20
1.34
$1.56
93
94
95
96
97
98
99
00
01
02
Excluding effect of the yen
Including effect of the yen

In addition to our efforts at broadening our product line, we also worked hard to expand our distribution system. We recruited approximately 3,500 new sales agencies in 2002, surpassing our goal of 3,000 new agencies. Many of our new sales agencies are individual associates who focus on selling to individual customers and small businesses. Those individual agents are better able to tap into the huge market of small and medium-sized businesses in Japan.

Another element in our distribution system is our successful alliance with Dai-ichi Mutual Life Insurance Co., which sells our cancer product. Dai-ichi Life, with 50,000 sales associates, is the second largest insurance company in Japan in terms of total assets. Dai-ichi Life's desire to sell our product rather than developing one of its own is, in effect, an endorsement of AFLAC. And its success at selling 21st Century Cancer Life also demonstrates the strong demand for cancer products in Japan.

Total revenues benefited from rapid sales growth and strong persistency, rising 6.9% and exceeding $10 billion for the first time.



5.0
6.1
7.2
7.1
7.3
7.1
8.6
9.7
9.6
$10.3
93
94
95
96
97
98
99
00
01
02

Total Revenues

(In billions)

U.S. Japan

We have also transitioned the leadership of AFLAC Japan. On January 1, 2003, we promoted Deputy President Charles Lake to president of AFLAC Japan. Charles, along with Allan O'Bryant, who serves as AFLAC International president and deputy CFO of AFLAC Incorporated, Atsushi Yagai, director of marketing and sales, and Hiroshi Yamauchi, director of operations, provide us with a talented group of managers to lead us forward. Their abilities, combined with the experience of AFLAC Japan Chairman Hidefumi Matsui, who was promoted to that position on January 1, 2003, give us a great balance of first- and second-generation leaders. Yoshiki "Paul" Otake, who retired in January 2003 as chairman of AFLAC Japan, will continue to assist us as executive advisor. Paul was AFLAC Japan's first employee, and he played a crucial role in spearheading our entry into the Japanese insurance market and securing our operating license there in the early 1970s. We are very grateful for his many years of leadership and dedication to our business.

In December, a formal proposal regarding funding for Japan's life insurance policyholder protection fund was submitted to members of the Life Insurance Policyholder Protection Corporation (LIPPC). The proposal called for an extension of the Japanese government's pledge to enact fiscal measures of up to ¥400 billion until March 31, 2006, and for the industry to contribute an additional ¥78 billion to the LIPPC. Despite votes against the proposal by AFLAC and some other companies, it was passed by the LIPPC on December 27, 2002. Passage of the proposal resulted in an after-tax charge of $26 million for our estimated portion of the additional industry contribution.

Although we commend the government for its decision to extend its financial commitment to the protection fund, we are deeply disappointed in its request for additional contributions from the life insurance industry. We believe the industry has already done more than its share. And companies like AFLAC, which have conservatively managed their business to ensure financial strength, should not be penalized. Nevertheless, we are encouraged by the government's commitment to conduct a thorough review of its current safety-net system in order to establish a more efficient, sustainable system for the benefit of the life insurance industry and its policyholders. Despite our displeasure with the recent industry assessment, we continue to view Japan as a vast and desirable market for affordable supplemental insurance products, and we believe that AFLAC is in the best position to capitalize on that opportunity.

AFLAC U.S. – Defying the Odds

In the United States, our business continued to defy the odds by producing rapid sales, revenue and earnings growth. Even with a weaker U.S. economy, AFLAC continued the strong growth pattern it established several years ago.

As in 2001, the growth of new sales was a significant highlight. Sales exceeded our objectives and again set records. New sales in 2002 nearly doubled our sales in 1999. And for the first time, AFLAC U.S. surpassed the $1 billion mark in total new annualized premium sales. Many products contributed to our strong sales year. Accident/disability was our best-selling product for the ninth year in a row. Yet, our cancer expense, specified event, payroll life and dental products also generated strong results. In addition, our product broadening efforts continued in 2002 with the successful introduction of a new personal sickness indemnity product that has proven to be very popular with consumers and sales associates alike.

Our strong sales results are a direct reflection of our ability to grow our U.S. sales force. Recruitment of new associates was very strong during the year. More importantly, we dramatically increased the average number of producing sales associates. Without a doubt, our successful advertising campaign is one of the reasons for the significant growth of our sales force. The AFLAC duck ads have been very effective and extremely popular since their introduction in 2000. More potential sales associates and customers know the AFLAC name than ever before. We believe the benefits from our advertising program will be long-lasting. We will be releasing several new AFLAC duck commercials in 2003.

As we contemplate the U.S. market, we become more and more excited about our prospects for growth. In our view, the United States is a vast and underpenetrated market for supplemental insurance products that are marketed at the worksite. We have an attractive product line of high quality and affordable policies, an effective distribution system, and strong brand recognition. We believe these strengths will combine to produce continued success for AFLAC U.S.

Outlook – Continued Growth and Promises to Keep

2002 was a year of records and achievements. We met or surpassed the sales and financial targets we had established for the year. We expanded our sales force in record numbers and enhanced our marketing presence through effective advertising. We continued to invest in systems development to help ensure we retain our status as a low-cost producer, while also improving our operational flexibility. And we were quite pleased that AFLAC's shares reflected our success and significantly outperformed market averages for the year.

As always, our financial performance requires proper context. Without our customers, there would be no AFLAC, earnings growth or share price appreciation. Tens of millions of consumers have placed their trust in us. They expect us to manage our business in such a way that we will be

AFLAC has increased its annual dividend for 20 consecutive years. We paid annual cash dividends that were 19.2% higher than in 2001.

Annual Cash Dividends Per Share



.065
.075
.085
.097
.112
.128
.147
.167
.193
$.23
93 94 95 96 97 98 99 00 01 02

While we are proud of our past accomplishments, we are equally excited about AFLAC's future. With our firm commitment to continually evaluate our strengths and weaknesses, and to make quick and appropriate changes when necessary, I believe we are in a very strong position for future gains. I am convinced that the U.S. and Japanese markets are excellent platforms for future growth. In fact, our primary financial objective is to increase operating earnings per diluted share 15% to 17% in 2003 before the impact of currency translation. And for 2004, we expect to grow operating earnings per diluted share by 15% excluding the effect of the yen. I believe our earnings objectives are realistic and achievable. Those objectives also reflect the underlying strength of our business in the two largest insurance markets in the world.

able to provide exceptional service and always fulfill our obligations. That's nothing new to us. Ever since our company was founded more than 45 years ago, we have put the customer first. We've done that by reminding ourselves daily about the promises we have made to the people who rely on us for security and peace of mind.

Daniel P. Amos
Chairman and Chief Executive Officer



...That Speaking *Frankly and Honestly* About the Sales, Operations and Financial Condition of Our Company, is *Just* the Way We Do Business.

INTERVIEW WITH THE CEO

To what do you attribute the dramatic turnaround in AFLAC Japan's new sales in 2002?

I think the quick recovery of AFLAC Japan's sales is due to our marketing strategy and to health care reform that is taking place in Japan. In 2001, we spent a large amount of time improving AFLAC Japan's organizational structure and human resource system, particularly in our marketing organization. We hired a new director of marketing and made many other new appointments in the marketing department. And I believe those efforts paid off in 2002. But more than anything else, I think our sales success in 2002 is a reflection of AFLAC's agility. For instance, we reacted quickly to market changes brought about by health care reform. Specifically, when we saw the possibility of greater copayments in Japan, we developed and introduced new medical products that our research had suggested would appeal to consumers. I have said in the past that we are a marketing organization that just happens to sell insurance, and I think our 2002 sales in Japan show that is still the case.

Given Japan's weak economy and the more competitive environment resulting from deregulation, is Japan still an attractive market for AFLAC's products?

I strongly believe that Japan remains a terrific market for us. Although the market is more competitive now than a few years ago, I remain convinced that the company with the best products and the best prices will ultimately win in a deregulated environment. No one doubts we are that company. Not only is Japan a sizable market, but its demographics also make it a very attractive market for our type of products. Japan's aging population creates an opportunity for us because as people age, they are more likely to access the health care system, incurring greater out-of-pocket expenses. As a result, they will be more likely to need insurance products that provide the kind of living benefits that AFLAC's policies offer. That leads us to believe that Japan will be a very good market for our products for many years.

How important is AFLAC's financial strength?

I don't think there is a time when financial strength isn't important. However, it's extremely important now, especially in Japan. In light of that country's decade-long economic difficulties, which in great part have arisen from a troubled financial sector, Japanese consumers are much more knowledgeable about which companies are strong, and they are making a point of doing business with those companies. When consumers hear that Japan's *Economist* magazine rated us the number one insurance company in terms of reliability, or that Moody's upgraded its rating of AFLAC, they know we are a strong company.

Why has your product broadening strategy been so successful?

Our product broadening strategy has been successful because we are meeting the needs of consumers. I don't think there is any other reason. If our products weren't wanted and needed, they wouldn't be bought. It's that simple. And as we have seen changes in health care in the United States and in Japan, the need for our products has increased. Most importantly, we have developed products by listening closely to the people who will use them as well as those who will sell them.

AFLAC has experienced tremendous expansion of its U.S. sales force. What attracts people to AFLAC?

I think our financial stability and strong name recognition help attract people to our company in the United States. Our advertising campaign has been an overwhelming success, and that has made the AFLAC duck somewhat of a pop icon. The visibility of our brand makes people want to learn more about our products. In addition, people are attracted to AFLAC because the opportunities arising from our competitive commissions and rewards for agent performance are tremendous.

How do you view the opportunities for sustainable sales growth in the United States?

I believe our sales growth in the United States will continue to be strong. The Small Business Administration estimates there are about 5.5 million U.S. businesses with fewer than 500 workers. Yet our market-leading position of about 250,000 payroll accounts translates into a penetration rate of less than 5% in the United States. Expressed another way, the United States has about 137 million workers, which tells us that there are enormous opportunities in the



United States. With our strong name recognition and the quality of our products and sales force, we should be able to continue to tap into the U.S. market potential. As such, I believe we can sustain a sales trend of 12% to 15% growth for many years.

Have you made any changes in your business following the corporate scandals that emerged in 2002?

We have always emphasized effective corporate governance and extensive disclosure, so adapting to a new regulatory environment has not been difficult for us. For example, our compensation and audit committees have always included only independent directors. But early on, we also adopted many changes that the New York Stock Exchange recommended. For instance, this past August we created a board corporate governance committee, and we also appointed a lead director. And even though investors think highly of our disclosure, we are continually working to make it even better. We established disclosure committees to formalize our process of promptly bringing issues that are relevant to investors to executive management's attention. Our objective is to make sure we run our organization in a way that is very transparent to our owners and potential owners. I have always encouraged a corporate culture of open communications. I want people to tell me if they find problems in our system because I'm in it for the long run. I'm a second-generation leader of AFLAC. I'm not a hired gun. My interest is first to protect the company, and second, to grow it.

What do you see as the primary driver for enhancing shareholder value?

I believe the primary driver for enhancing shareholder value at AFLAC is to grow operating earnings per diluted share at a strong and consistent rate, while minimizing risk. We established that formula many years ago, and our track record of growing earnings and seeing the value of our shares improve over the long run speaks for itself. At the same time, we have produced among the best returns on equity in our industry. But we must always remember that enhancing shareholder value through earnings growth is a direct result of providing consumers with the affordable products they need.

The AFLAC duck has become a very visible symbol of the AFLAC brand. How important is branding to an insurance company like AFLAC?

The branding of our company has become so important that I now consider protecting our brand to be one of my most important jobs. With high name recognition comes an enormous responsibility. In the past, if we made a mistake, people probably wouldn't remember it because they didn't know our name. If we make a mistake today, our brand recognition of about 87% means that people won't forget it. In other words, a strong brand magnifies the bad as well as the good aspects of a company. This puts a lot of pressure on us, but I'm confident we can meet the challenge.

How do you view AFLAC's role in the communities in which it operates?

I strongly believe we have a responsibility to give back to the community. Over the years, we have made significant financial contributions in the health care area in both of our markets. Our sales associates and employees have also contributed money and countless hours to our philanthropic efforts. Obviously, it's impossible to operate in a vacuum. Our businesses in the United States and Japan are closely tied to their surrounding communities. So, from a practical standpoint, it makes sense to give back to the community. But it's also the right thing to do. The AFLAC duck is now becoming a symbol of our corporate philanthropy through our work at the AFLAC Cancer Center and Blood Disorders Service at Children's Healthcare of Atlanta. Other well-known companies, like Federated Department Stores, have helped us by selling toy AFLAC ducks to raise money for the cancer center. Actually, I think the AFLAC duck symbolizes the kind of company that AFLAC is – we're a fun company that can laugh, even if it's at ourselves, and we're a caring company. And I think that's a great combination.



...That We Must Quickly Adapt to a Changing Japanese Insurance Market.

AFLAC Japan

Japan's insurance market has undergone some dramatic changes since we began operating there in 1974. Certainly, the economy has experienced wild gyrations during the last 20 years, with the incredible growth of the 1980s followed by slow growth or recession throughout the 1990s. We have felt the impact of the economy in several areas, particularly in investing. And in recent years, we navigated through a more competitive market following deregulation of Japan's insurance industry. As we expected, legislation was passed in 2002 that will alter Japan's national health care system. Although we are accustomed to change, we remind ourselves daily that we must quickly adapt to a changing market.

In responding to the changing marketplace, we have done much more than just survive - we have thrived and maintained our market position as Japan's number one provider of supplemental insurance. In 2002 our sales strongly rebounded from a disappointing 2001. We introduced new products that proved to be extremely popular, and we further expanded our distribution system. And our investment yield continued to be among the highest in the industry. Below are some highlights for the year in yen terms.

Total new annualized premium sales increased 17.9% *to* ¥108.3 *billion, compared with* ¥91.9 *billion in* 2001.

Premium income was ¥797.0 *billion, up* 5.5% *from* ¥755.6 *billion in* 2001.

Total revenues were up 5.6% *to* ¥956.7 *billion, compared with* ¥905.7 *billion a year ago.*

Pretax operating earnings rose 17.4% *from* ¥100.0 *billion to* ¥117.4 *billion in* 2002.

AFLAC Japan Sales Results

	Policies In Force*	Annualized Premiums In Force**	Total New Annualized Premiums**	Total Number of Agencies
2002	**21,867**	**¥834,424**	**¥108,320**	**12,056**
2001	20,802	782,249	91,865	9,839
2000	19,674	740,445	99,755	8,938
1999	18,510	696,622	87,043	8,283
1998	16,963	640,796	75,425	7,010
1997	15,800	597,823	62,884	5,427
1996	15,088	568,067	79,242	5,166
1995	13,188	506,436	72,608	5,224
1994	12,640	471,170	69,628	4,961
1993	11,635	411,331	63,312	4,539

* In thousands
** In millions

Reflecting the success of a new medical product and rider, AFLAC Japan's total new annualized premium sales in yen surged 17.9% in 2002.

The Effect of Foreign Currency Translation

Because a significant portion of our revenues and earnings are derived from Japan, the value of the yen can affect our reported results. However, it's important to point out that we do not actually convert currencies when preparing our financial statements. Rather, we translate



白麒麟
極生
〈生〉

Rumiko Ebe, leader of new product development at the Kirin Brewery in Tokyo, helps compile marketing research and develop new products. Kirin is one of the many large companies in Japan that offer AFLAC products to their employees. Ms. Ebe, who has worked for Kirin for 17 years, says the company produces 20 types of beer at 11 factories throughout Japan.

yen into dollars using a weighted-average exchange rate for the reporting period. As a result, AFLAC is largely unaffected in economic terms by currency changes, although currency fluctuations can distort our reported results.

AFLAC Japan's growth rates are magnified in dollar terms when the average yen/dollar exchange rate is stronger than in the preceding year. Conversely, when the average yen/dollar exchange rate is weaker, our growth rates in dollar terms are lower than in yen terms. In 2002, the yen averaged ¥125.15 to the dollar, or 2.9% weaker than the average of ¥121.54 in 2001. The weaker yen in 2002 held down our reported results in dollars, which is reflected in the results below.

Total new annualized premium sales increased 14.8% *to* $867 *million, up from* $755 *million in* 2001.

Premium income rose 2.5% *to* $6.4 *billion, up from* $6.2 *billion in* 2001.

Total revenues were up 2.7% *to* $7.6 *billion, compared with* $7.5 *billion in* 2001.

Pretax operating earnings climbed from $823 *million to* $938 *million in* 2002, *an increase of* 13.9%.

The average yen/dollar exchange rate was 2.9% weaker in 2002, which held down AFLAC Japan's growth rates in dollar terms.



¥140
130
120
110
100
90
80
93 94 95 96 97 98 99 00 01 02

Yen/Dollar Exchange Rate

(Closing rates)

AFLAC's Products Meet Changing Consumer Demand

In Japan, our products help fill gaps in the health plans offered by the Japanese government or private employers. And those gaps are growing. To combat rising health care costs, copayments for Japan's national health insurance will increase for a majority of Japanese consumers from the current 20% level to 30% in April 2003. According to Japan's National Institute of Population and Social Security Research, 17.4% of consumers were over age 65 in 2000. By 2025, that percentage is expected to rise to 28.7%. Because older citizens have greater health care needs, Japan's rapidly aging population will likely stress its health care system even more in coming years.

AFLAC's products help Japanese consumers cope with the increasing costs of medical care and treatment. We began our business in Japan by selling cancer life insurance, and we continue to be the leading seller of cancer policies. In fact, 21st Century Cancer Life remains the cornerstone of our product line. Cancer is the leading cause of death in Japan and a serious financial concern as well. However, the needs of Japan's consumers have changed over the years, so we have developed new products and updated existing ones to meet those needs. Not long ago, Japanese consumers sought coverage that would insure the risk of the earlier-than-expected death of the primary wage earner. Today, consumers are becoming increasingly concerned with how to cover needs that will arise from living longer than expected.

To help meet the growing demand for "living benefits," we introduced a new medical product in 2002 called EVER. This product is basically a whole life, stand-alone version of our popular Rider MAX product. We developed EVER based on research that suggested Japanese consumers were becoming increasingly interested in medical insurance and were somewhat dissatisfied with their existing coverage. To date, EVER has been an unqualified success. We sold more than 480,600 EVER policies during the year. As a result, stand-alone supplemental medical insurance accounted for 17% of total new annualized premium sales in 2002, compared with just 1% in 2001.

In addition to EVER, we introduced a new whole life version of Rider MAX. This new product boosted Rider MAX sales dramatically in 2002 following a sales decline in 2001. We were pleasantly surprised that we generated more sales than expected from the conversion of term Rider MAX to the whole life Rider MAX product. The whole life Rider MAX guarantees the policyholder a level premium through the life of the contract. The significant amount of conversion activity during the year supports internal research we conducted in December 2002, indicating that 88% of Japanese consumers prefer whole life to term coverage.



Hanae Sudo, right, instructor manager of the Financial Planning Department at Dai-ichi Mutual Life Insurance Co., talks with Kumiko Nakayama, who is unit manager of the Metropolitan Consulting Sales Center at Dai-ichi Life. As part of the marketing alliance between Dai-ichi Life and AFLAC Japan, Dai-ichi Life's sales force sells AFLAC's cancer products. Ms. Sudo said Dai-ichi Life is very pleased with its relationship with AFLAC. She believes that Dai-ichi Life's sales of AFLAC's 21st Century Cancer Life policy help strengthen Dai-ichi Life's relationship with its clients. The alliance has benefited both companies as Dai-ichi Life's sales force sold more than 359,500 AFLAC cancer policies in 2002.

Distribution System Among the Best in Japan

AFLAC Japan has an extensive distribution system, which includes 95% of all companies listed on the Tokyo Stock Exchange. However, we continue to expand our sales force to improve our reach into the marketplace. In 2002 we exceeded our recruiting goal, adding 3,500 new agencies, compared with a target of 3,000. The number of licensed sales associates rose 11.1% at year-end to more than 58,000, while the total number of agencies representing AFLAC Japan was 22.5% higher than a year ago. Many of the new agencies are individual agents, which help us reach employees in the small to medium-sized business market.

We estimate there are approximately 40 million potential customers in companies with less than 100 employees. Selling through Hojinkai, an association of 1.2 million small to medium-sized companies, is one example of our approach to this vast market. AFLAC is an important provider of products for their members' welfare plans. The Hojinkai organization has endorsed EVER and the new whole life Rider MAX in addition to our 21st Century Cancer Life for the welfare plans of its member firms.

Our tremendously successful strategic marketing alliance with Dai-ichi Mutual Life Insurance Co. has also helped us expand our distribution system. Dai-ichi Life is Japan's second-largest life insurance company in terms of assets. Through our alliance, Dai-ichi Life's sales force sells AFLAC's 21st Century Cancer Life policy. Dai-ichi Life, with a sales force numbering about 50,000 salespeople, sold more than 359,500 AFLAC cancer life policies in 2002, an increase of 35.6%, compared with 2001. Since our alliance began in April 2001, Dai-ichi Life has produced new sales of more than ¥22.5 billion.

Benefiting from strong sales and persistency, premium income rose 6.6% in 2002 despite the weaker yen.



4.2
5.2
6.1
5.9
5.9
5.9
7.3
8.2
8.1
$8.6
93
94
95
96
97
98
99
00
01
02

Premium Income

(In billions)

U.S. Japan

Efficiency is Key to AFLAC Japan's Success

There is perhaps no more important aspect to our business in Japan than our operating efficiency. We believe our products represent the best value in the Japanese insurance market. Our operating costs are among the lowest in the industry, which allows us to offer the best products at the best price to our customers and pay the highest commissions to our sales force.

A key to our efficiency is our use of technology. During 2003, we will continue our multiyear project of converting AFLAC Japan's IT infrastructure to a next-generation system. We believe this new system will help our company become even more efficient, while providing us the flexibility that a changing marketplace and expanding product line require. We have also worked hard to improve our work processes. This has helped us further reduce our claims-processing time. On average, we currently process a claim in 2.2 business days, compared with 3.6 business days in 1996. Our efficiency and service should improve even more when we introduce our new customer management system in Japan later this year. This new system will be a customer-focused system that will improve the way we provide service, including 24 hour access to policy information for our agents and customers.

Investing Remains a Challenge

Without a doubt, the greatest challenge we have faced over the last 10 years has been investing AFLAC Japan's significant cash flows in a historically low interest rate environment. That was again the case in 2002. Yet our investment approach hasn't changed. We have a simple investment philosophy – we work to maximize investment income while minimizing risk. And we emphasize liquidity, safety and quality when we invest.

We don't own investment real estate, and equities account for less than .4% of AFLAC Japan's investments and cash. We primarily own longer-dated yen-denominated debt securities to better match the durations of our assets to our



Dr. Mutsuro Ohhira, head of the Pediatric Department of the National Cancer Center in Tokyo, has worked closely with the AFLAC Parents' House in Tokyo. Dr. Ohhira is director general for Family House, an inpatient children's care center that manages the AFLAC Parents' House. The AFLAC Parents' House provides a place for parents to stay with their children who come to Tokyo to obtain medical treatment. AFLAC initiated support to help build the AFLAC Parents' House in 1999 in commemoration of the 25th anniversary of AFLAC Japan.

liabilities. As a result, our portfolio has been better suited to the low interest rate environment. Based on data from Japan's Financial Services Agency for the Japanese fiscal year ended March 31, 2002, our portfolio yield was higher than any other life insurer in Japan with assets of more than ¥2 trillion. In fact, our portfolio yield has been consistently higher than the industry average during the last 10 years. Adhering to our simple and effective strategy enabled us to again produce superior investment results. Some AFLAC Japan investment highlights include:

Investments and cash rose 20.1% *to* $34.0 *billion at year-end. In yen, investments were up* 9.2%.

Net investment income increased 3.4% *to* $1.3 *billion. In yen, net investment income rose* 6.5%.

The average yield on new investments was 3.93% *in* 2002, *compared with* 3.86% *in* 2001.

AFLAC's overall credit quality continued to remain high. Approximately 75% of our holdings were rated "A" or better at the end of the year. Securities owned by AFLAC Japan that were below investment grade at year-end represented only 2.1% of total debt securities.

Our conservative approach to investing has certainly benefited our financial strength ratings. In fact, Moody's upgraded AFLAC to "Aa2" during 2002. And we have a high solvency margin, which is a Japanese regulatory measure of capital adequacy, to support that rating. As of September 30, 2002, our solvency margin was higher than any of Japan's top 10 life insurers.

Through AFLAC's investment portfolio, which includes primarily high-quality investments, we avoided the high-profile U.S. bankruptcies that affected financial markets in 2002.


$39.1
32.0
32.2
32.8
27.0
22.9
20.0
20.7
16.0
12.5
93 94 95 96 97 98 99 00 01 02

Total Investments and Cash
(In billions)
U.S. Japan

Reflecting our strong solvency margin, Japan's *Economist* magazine, a leading business publication, ranked AFLAC as Japan's most reliable life insurer in its December 17, 2002, issue.

There is still no indication as to when Japan's economy will turn around or when investment yields will start going back up. However, when the investment environment changes in Japan, we will adapt quickly to ensure that our investments continue to provide us with predictable and steady returns. By doing so, we know we can keep the promises we have made to our policyholders.

Outlook – Japan Remains a Great Market

We believe AFLAC Japan's future is bright. Although it's impossible to predict when Japan's economy will improve, we have done a good job making the best of a tough environment. And with the long-term problems created by an aging population and a strained health care system, we believe the demand for affordable insurance products will steadily increase. To help us further tap into the Japanese market, we will:

Further expand our product line. We will continue to develop new products that will help consumers cope with the ever-increasing costs of medical care.

Emphasize our financial strength. In an uncertain economy, consumers are asking more questions about the strength of insurance companies before they purchase a product. We view our strong balance sheet and financial strength ratings as key competitive strengths that will contribute to our continued success.

Grow our distribution system. We will continue to recruit more agencies, especially individual agencies, which are well-equipped to tap into the small and medium-sized business markets. We estimate that market includes nearly 40 million consumers.

Improve our efficiency. We will continue to add to our technological resources and improve our business processes to better serve our customers and maintain our primary competitive strength.




AFLAC
サービスショップ

AFLAC customer Yoko Suzuki, right, speaks with Muneko Takano, an employee of an AFLAC Service Shop in Sendai, Japan. Ms. Suzuki stopped by the shop, operated by Yoshiteru Kawabe, to change the address on her AFLAC policies after recently moving from Tokyo to Sendai. AFLAC Service Shops are designed to encourage insurance shoppers to stop in and discuss their insurance needs. These shops are well suited to help individual policyholders and small businesses.

...That We Must Maintain the Integrity of the AFLAC Brand.

AFLAC U.S.

2002 was another year of dramatic growth for AFLAC U.S. We set company records for new sales. We broadened our product line to better meet our customers' needs. We rapidly expanded our distribution system. Our advertising campaign continued to be extremely popular. And because of the effectiveness of the AFLAC duck, we now have one of the strongest brands in the country. But rest assured, we remind ourselves daily about the importance of maintaining the integrity of that brand.

The following highlights for 2002 reflect the success of our product broadening strategy, the growth of our distribution and the benefits of a strong brand.

Total new annualized premium sales increased 16.4% *to* $1.1 *billion, compared with* $919 *million in* 2001.

Premium income rose 20.5% *to* $2.2 *billion, up from* $1.8 *billion in* 2001.

Total revenues were up 18.8% *to* $2.6 *billion, rising from* $2.2 *billion in* 2001.

Pretax operating earnings advanced 16.7% *to* $402 *million, compared with* $345 *million in* 2001.

Maintaining Focus on Our Strategy

For the last 15 years, AFLAC U.S. has pursued a strategy focused on product broadening. We continually assess consumers' insurance needs so we can improve policies in our existing product line and develop new types of supplemental coverage. Although our products appeal to a wide range of consumers who have varied insurance needs, our products all share common features. First, we design products that quickly provide consumers with cash benefits to help them cope with out-of-pocket expenses following a health-related event. These out-of-pocket expenses might include medical expenses, such as hospital care and physician services, or nonmedical expenses such as travel and lodging expenses and lost wages. Second, our policies provide fixed-benefit amounts rather than open-ended payments. For the consumer, that makes them easier to understand and more affordable. And for AFLAC, they are less costly to administer.

The success of our product broadening strategy is evidenced by our rates of sales growth as well as changes in our product mix. In 1987, our cancer product made up about 56% of total new annualized premium sales. Although we produced solid growth in cancer insurance sales in 2002, they made up only 21% of new sales. In 2002, accident/disability was our top-selling product, accounting for about 51% of our new sales. This product category has been our leading seller for nine consecutive years. And although it has been on the

AFLAC U.S. Sales Results

	Policies In Force*	Annualized Premiums In Force**	Total New Annualized Premiums**	Average Number of Producing Associates
2002	**8,077**	**$ 2,674**	**$ 1,070**	**15,869**
2001	7,031	2,238	919	13,069
2000	6,119	1,861	712	10,757
1999	5,480	1,592	555	8,807
1998	5,056	1,393	482	7,918
1997	4,693	1,216	401	7,376
1996	4,389	1,060	327	6,665
1995	4,230	954	279	6,121
1994	4,119	877	246	5,489
1993	4,050	803	229	5,110

* In thousands
** In millions

AFLAC's effective advertising campaign helped boost U.S. sales over the $1 billion mark for the first time in its history.



Phillip Holcombe, an employee at E. Smith Heating & Air Conditioning in Marietta, Georgia, uses a computerized plasma cutter to cut galvanized sheet metal, which is used for duct-work fittings. E. Smith Heating & Air Conditioning, which has been in business for more than 40 years, has more than 70 employees and annual sales volume of more than $9 million. Mr. Holcombe, who has worked for E. Smith since 1967, is an AFLAC policyholder and a claimant as well. He found his AFLAC cancer policy very beneficial when he was diagnosed with cancer in 1999.

market for a relatively short time compared with our cancer policy, our accident/disability premiums in force exceed those of our cancer insurance business. Our payroll life and fixed-benefit dental products also sold well during the year, as did our newest product – personal sickness indemnity, or PSI. Because of the success of the new PSI product, the hospital indemnity category posted a sales increase of 98% in 2002, making it our third best-selling product category.

AFLAC paid or provided for $6.6 billion in benefits for policyholders in 2002.



3.4
4.3
5.0
4.9
4.8
4.9
5.9
6.6
6.3
$6.6
93 94 95 96 97 98 99 00 01 02

Benefits and Claims
(In billions)

U.S. Japan

Adding More Associates to Sell More Products

Another critical aspect of our strategy has been the expansion of our sales force. At the end of 2002, more than 53,100 licensed sales associates represented AFLAC. More than 15,800 of those agents produced business for us on a monthly average basis during 2002. That's an increase of 21.4%, compared with 2001.

To effectively manage a rapidly growing group of sales associates, we have also increased the number of sales coordinators throughout the country. By the end of the year, we had 63 state sales coordinators who were overseeing sales activities in defined geographic regions. Regional coordinators, who are primarily responsible for recruiting, numbered 430 at year-end 2002, which was 10% above 2001. The number of district coordinators, who train and direct producing sales associates, rose 14% in 2002 to more than 2,000 coordinators.

Pulling it Together with National Advertising

An important key to both recruitment and sales is our national advertising campaign featuring the ubiquitous AFLAC duck. Thanks to the success of our advertising campaign, our brand awareness now stands at 87%, placing AFLAC alongside some of the best-known brands in the country. In 2002, we released four new duck commercials, including one which featured baseball hall-of-famer Yogi Berra. This commercial, which we introduced during the baseball season, was the first in which we included a celebrity in our advertising.

We have more AFLAC duck commercials scheduled for release in 2003, the first three of which will also feature celebrities. We have every reason to believe the new commercials will help us maintain our strong brand awareness, which should continue to benefit recruiting and future sales.

Leadership Brings Responsibility

With our success and leading position in the industry, we believe we have a strong responsibility to give back to our community. Our company has demonstrated this leadership through our work with the AFLAC Cancer Center and Blood Disorders Service at Children's Healthcare of Atlanta. AFLAC became the naming sponsor of the facility in 1995, and our commitment to the cancer center has continued on many levels since then. From 1995 through 2002, our company and our sales associates have raised nearly $14 million for the cancer center. Proceeds from the sale of stuffed toy AFLAC ducks on aflac.com go to the cancer center. At the end of 2002, more than 100,000 toy ducks had been sold. In addition to our corporate efforts, AFLAC's sales associates and employees have spent many hours visiting the center's young patients. And we stand behind those at the hospital whose goal is to find cures for childhood cancers and blood disorders.

In addition to other charitable contributions, we made a $1 million gift in 2002 to help create a National Museum of African American History and Culture at the National Mall in Washington, D.C. This museum will be devoted to African American life, history, art and culture.

Technology Continues to Help AFLAC Improve Customer Service

As our sales have grown, so has our need to find new and effective ways to efficiently handle the tremendous increase in business. In just seven years, the daily average number of calls received by our Customer Call Center has nearly tripled. And the average number of claims processed each month in 2002 was 327,100, compared with 190,800 in 1995, an increase of 71%.


SPORT

AFLAC's remarkably successful advertising campaign featuring the AFLAC duck has also featured some well-known celebrities. In the summer of 2002, the AFLAC duck shared camera time with Hall of Fame baseball player Yogi Berra (top). And in February 2003, the AFLAC duck appeared in a commercial taped in Las Vegas with entertainer Wayne Newton. During 2003 several new commercials, including the Wayne Newton commercial, will be released. AFLAC's 87% brand recognition has played a key role in the company's ability to recruit new sales associates, which in turn has driven its strong sales growth.

Without an increased reliance on technology such as improved telephone systems, digital imaging and the Internet, we could not keep up with our ever-growing business.

AFLAC's exclusive SmartApp software is a well-known technological achievement that has benefited our business since 1992. SmartApp reduces paperwork and allows us to process policy applications more quickly. In 2002, approximately 85% of our new payroll policy applications were submitted electronically through SmartApp. And more than half of SmartApp submissions were jet-issued last year, which means those applications were processed and policies were issued without any human intervention.

The Internet also plays a vital role in helping us provide services to our policyholders. A claim form for every line of business is available on aflac.com. Electronic claims forms eliminate the need for our sales associates to store paper forms. Sales associates can also access company sales information from the Associates Services area of our Web site. We will continue to improve our technological capabilities to better serve our customers as our company grows.

Investing Safely in a Difficult Environment

AFLAC's conservative investment policy took on even greater importance in 2002 in the United States following the financial scandals that rocked many well-known companies. Unlike many U.S. insurance companies, we had no investment exposure to Enron, Global Crossing or any of the other high-profile U.S. bankruptcies. Some investing highlights from 2002 include:

Investments and cash reached $4.8 billion at the end of 2002, an increase of 16.0% compared with 2001.

Net investment income increased 9.2% from $303 million to $331 million.

The average yield on new purchases was 7.58% in 2002, compared with 7.80% the previous year.

Corporate debt securities continue to be our primary asset sector. We continue to have no mortgage loans and we have no plans to enter that sector. Our U.S. investment portfolio's overall credit quality was rated "A." In fact, at year-end, 65% of our debt securities were rated "A" or better.

Even with the market turmoil caused by corporate scandals, we have not had to change the way we invest. Our investment strategy, which includes extensive credit research, has always taken us down a fairly conservative path. That approach has helped us earn a great deal of trust from those who have invested in our company or purchased our insurance coverage. We are proud of that trust and we intend to do everything we can to keep it.

Outlook – Continued Strong Results

Looking ahead, we believe the United States is a great market for AFLAC's insurance products. As consumers' medical costs increase and employer-paid benefits decrease, we believe the need for our products will continue to expand. A survey conducted last year by The UCLA Anderson Forecast indicated that employees are being forced to pay more of their own health care costs. Just over 75% of the companies surveyed increased their employees' copayments or deductibles, and 27% of those companies reduced the level of benefits coverage.

Our 248,100 payroll accounts at the end of 2002 represented only about 4.5% of the nation's small businesses. We believe this illustrates the significantly underpenetrated nature of the U.S. market. We also believe our products will be more valuable than ever. To further tap into this market we will:

Develop new products. As consumers' needs continue to evolve, we will continue developing new products and enhancing existing ones to meet those needs.

Expand distribution. We believe that our tremendous growth potential and strong national advertising campaign will attract an increasing number of sales associates to AFLAC.

Focus on population centers. AFLAC has strong growth potential throughout the United States, but we believe our best growth opportunities are in large population states such as California, Florida, New York and Texas.

Improve operational efficiency. Our extensive use of technology is key to ensuring that we can provide our customers with the service they deserve. Technology can also help us control our costs as we provide that service to our ever-increasing customer base.



Kyle Gruce, 5, Samantha Sells, 10, and Erin Houston, 3, are among the many children receiving treatment at the AFLAC Cancer Center and Blood Disorders Service at Children's Healthcare of Atlanta. AFLAC and its sales associates have raised more than $14 million for the AFLAC Cancer Center since the company became the naming sponsor for the center in 1995. AFLAC and the AFLAC Cancer Center share the dream that one day medical science will wipe out childhood cancers and blood disorders.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to inform the reader about matters affecting the financial condition and results of operations of AFLAC Incorporated and its subsidiaries for the three-year period ended December 31, 2002. As a result, the following discussion should be read in conjunction with the related consolidated financial statements and notes.

Company Overview

AFLAC Incorporated is the parent company of American Family Life Assurance Company of Columbus, AFLAC. Our principal business is supplemental health and life insurance, which is marketed and administered through AFLAC. Most of AFLAC's policies are individually underwritten and marketed at worksites through independent agents, with premiums paid by the employee. Our operations in Japan (AFLAC Japan) and the United States (AFLAC U.S.) service the two markets for our insurance business.

Critical Accounting Estimates

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). The estimates discussed below are critical to an understanding of AFLAC's results of operations and financial condition. The preparation and evaluation of these critical accounting estimates involves the use of various assumptions developed from management's analysis and judgments. The application of these critical accounting estimates determines the values at which 94% of our assets and 82% of our liabilities are reported and thus have a direct effect on net earnings and shareholders' equity. Subsequent experience or use of other assumptions could result in significantly different results.

Investments

Our investments in debt and equity securities include both publicly traded and privately issued securities. For privately issued securities, we receive pricing data from external sources that take into account each security's credit quality and liquidity characteristics. We also routinely review our investments that have experienced declines in fair value to determine if the decline is other than temporary. These reviews are performed with consideration of the facts and circumstances of an issuer in accordance with Staff Accounting Bulletin (SAB) No. 59, Accounting for Non-Current Marketable Equity Securities; Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities; and related guidance. The identification of potentially impaired investments, the determination of fair value if not publicly traded, and the assessment of whether a decline is other than temporary involve significant management judgment and require evaluation of factors including but not limited to:

- percentage decline in value and the length of time during which the decline has occurred,
- recoverability of principal and interest,
- market conditions,
- ability and intent to hold the investment,
- a pattern of continuing operating losses of the issuer,
- rating agency actions that affect the issuer's credit status,
- adverse changes in the issuer's availability of production resources, revenue sources, technological conditions, and
- adverse changes in the issuer's economic, regulatory or political environment.

Deferred Policy Acquisition Costs and Policy Liabilities

AFLAC products are generally long-duration fixed-benefit indemnity products. As such, our products are accounted for under the requirements of SFAS No. 60, Accounting and Reporting by Insurance Enterprises. We make estimates of certain factors that affect the profitability of our business in order to match expected policy benefits and expenses with expected policy premiums. These assumptions include persistency, morbidity, mortality, interest rates and expenses. If actual results mirror the assumptions used in establishing policy liabilities and the deferral and amortization of acquisition costs, profits will emerge as a level percentage of premium revenue. However, because actual results will vary from the assumptions, the level of profits as a percentage of premium revenue will vary from year to year.

We calculate future policy benefits based on assumptions of morbidity, mortality, persistency and interest established at the time a policy is sold. Generally, changes to these assumptions are not allowed unless it is determined that the policy reserves are not adequate due to actual results varying from original assumptions.

We measure the adequacy of our policy reserves and recoverability of deferred policy acquisition costs (DAC) annually by performing gross premium valuations on our business. The valuations are performed using a number of different assumption scenarios. Our testing indicates that our insurance liabilities are adequate and that our DAC is recoverable.

Deferred Policy Acquisition Costs

Under the requirements of SFAS No. 60, certain costs of acquiring new business are deferred and amortized over the policy's premium payment period in proportion to anticipated premium income. Future amortization of DAC is sensitive to our estimates of persistency, interest and future premium revenue at the time of policy issuance. However, the unamortized balance of DAC reflects the actual persistency to date. As presented in the following table, the ratio of DAC to annualized premium in force has been relatively stable for AFLAC U.S. and has trended down for AFLAC Japan over the last three years.

Deferred Policy Acquisition Cost Ratios

(In millions)	AFLAC Japan			AFLAC U.S.		
	2002	2001	2000	**2002**	2001	2000
Deferred policy acquisition costs	**¥343,845**	¥325,960	¥310,461	**$1,410**	$1,181	$ 979
Annualized premiums in force	**834,424**	782,249	740,445	**2,674**	2,238	1,861
Deferred policy acquisition costs as a percentage of annualized premiums in force	**41.2%**	41.7%	41.9%	**52.7%**	52.8%	52.6%

Policy Liabilities

Our policy liabilities include two primary components: future policy benefits and unpaid policy claims, which account for 91% and 5% of total policy liabilities at December 31, 2002, respectively. Future policy benefits represent our estimate of claims that will occur in the future and are generally calculated as the present value of expected benefits to be paid less the present value of expected net premiums, including a provision for adverse deviation. Unpaid policy claims include those claims that have occurred and are in the process of payment as well as an estimate of those claims that have occurred but have not yet been reported to us. Assumptions underlying the estimate of the unpaid policy claims are updated annually and incorporate our historical experience as well as other data that provides information regarding our outstanding liability.

Due to changes in health care delivery and financing practices in Japan, we have experienced a change in the characteristics and timing of our policy benefits. Our review indicated that we have experienced a decline in the average number of hospital days associated with the typical cancer treatment period in Japan. We believe this trend has emerged as a result of the Japanese government's effort to curb the medical cost increases under the national health care system. The government now provides incentives to hospitals to shorten the number of days of confinement per occurrence by providing higher reimbursement rates for shorter hospital stays. However, our preliminary claims statistics indicated the declines in the average number of days per hospitalization were generally offset by an increase in the average number of hospitalizations required for the treatment of cancer such that the total expected hospital days per claimant has not changed proportionally. Since our unpaid policy claims liability primarily includes the unpaid costs associated with a current treatment period, the reduction in the average hospital stay has resulted in a decrease in the average liability for unpaid policy claims. Accordingly, in 2002, we transferred $291 million from unpaid policy claims to the liability for future policy benefits to reflect the anticipated decrease in costs associated with the current treatment period and the associated increase in costs expected in future treatment periods. These changes had no effect on net earnings.

Results of Operations

We evaluate our overall operations using a non-GAAP financial performance measure called operating earnings and our business segments using pretax operating earnings. Our definition of operating earnings starts with net earnings and excludes the following items on an after-tax basis: realized investment gains/losses, the change in fair value of the interest rate component of cross-currency swaps beginning in 2001, the charge for the Japanese policyholder protection fund in 2002, and the gain from the termination of a retirement liability in 2000. We then exclude income taxes related to operations to arrive at pretax operating earnings. We believe that the analysis of operating earnings and pretax operating earnings, in addition to net earnings as determined in accordance with GAAP, provides information that may enhance an investor's understanding of our underlying profitability and results of operations. Our discussion of earnings and comparisons thereof focuses on pretax operating earnings and operating earnings. References to operating earnings per share are based on the diluted number of average outstanding shares, unless stated otherwise. The difference between the percentage changes in operating earnings and operating earnings per share can be impacted by the share repurchase program, reissued treasury stock, and the dilutive effect of stock options. The table on the following page sets forth the results of operations by business segment for the three-year period ended December 31, 2002.

Summary of Operating Results by Business Segment

(In millions except for per-share amounts)	Percentage change over previous year		Years ended December 31,		
	2002	2001	**2002**	2001	2000
Operating earnings:					
AFLAC Japan	**13.9%**	6.7%	**$ 938**	$ 823	$ 771
AFLAC U.S.	**16.7**	18.7	**402**	345	290
Other business segments			**1**	(8)	(6)
Total business segments	**15.5**	10.0	**1,341**	1,160	1,055
Interest expense, noninsurance operations	**(1.0)**	(1.7)	**(16)**	(16)	(16)
Corporate and eliminations	**(46.7)**	(28.4)	**(49)**	(33)	(26)
Pretax operating earnings	**14.8**	9.6	**1,276**	1,111	1,013
Income taxes	**15.4**	9.5	**451**	391	356
Operating earnings	**14.5**	9.7	**825**	720	657
Reconciling items, net of tax:					
Realized investment gains (losses)			**(15)**	(34)	(69)
Change in fair value of the interest rate component of the cross-currency swaps			**37**	1	–
Japanese policyholder protection fund provision			**(26)**	–	–
Termination of retirement liability			**–**	–	99
Net earnings	**19.5%**	–	**$ 821**	$ 687	$ 687
Operating earnings per basic share	**16.1%**	10.5%	**$ 1.59**	$ 1.37	$ 1.24
Operating earnings per diluted share	**16.4**	11.7	**1.56**	1.34	1.20
Net earnings per basic share	**21.4%**	.8%	**$ 1.59**	$ 1.31	$ 1.30
Net earnings per diluted share	**21.1**	1.6	**1.55**	1.28	1.26

The following table presents a reconciliation of operating earnings per share to net earnings per share for the three-year period ended December 31, 2002.

	2002	2001	2000
Operating earnings per diluted share	**$ 1.56**	$ 1.34	$ 1.20
Reconciling items, net of tax:			
Realized investment gains (losses)	**(.03)**	(.06)	(.12)
Change in fair value of the interest rate component of the cross-currency swaps	**.07**	–	–
Japanese policyholder protection fund provision	**(.05)**	–	–
Termination of retirement liability	**–**	–	.18
Net earnings per diluted share	**$ 1.55**	$ 1.28	$ 1.26

In 2002, we recognized pretax impairment losses of $58 million. These impairment losses were primarily related to the corporate debt security of a Japanese issuer and various equity securities we believe experienced other than temporary declines in fair value. These impairment losses and other investment transactions in the normal course of business decreased net earnings by $15 million ($.03 per diluted share).

In 2001, we recognized pretax impairment losses of $86 million. These impairment losses were primarily related to the corporate debt securities of a U.S. issuer and a European issuer, both of which experienced credit rating downgrades, and our investment in two human resource service companies. We also realized investment gains in connection with a change in the outside investment manager of a portion of our U.S. equity securities portfolio. These gains and impairment losses, when included with other investment transactions in the normal course of business, decreased net earnings by $34 million ($.06 per diluted share).

During 2000, the North American issuers of two debt securities that we owned experienced credit rating downgrades. We sold one security reported as available for sale at a pretax loss of $34 million and recognized a pretax impairment loss of $57 million on the other security, which was then transferred from held to maturity to available for sale. These losses and other investment transactions in the normal course of business decreased net earnings by $69 million ($.12 per diluted share).

For the year ended December 31, 2002, we recognized an after-tax gain of $37 million ($.07 per diluted share) in connection with the change in fair value of the interest rate component of the cross-currency swaps on our senior notes payable, compared with an after-tax gain of $1 million (nil per diluted share) in 2001. This gain was included in other income in the consolidated statements of earnings. (See Notes 1 and 4 of the Notes to the Consolidated Financial Statements.)

In December 2002, the members of the Life Insurance Policyholder Protection Corporation approved the Financial Services Agency's (FSA) proposal, which requires the industry to contribute an additional ¥78 billion (approximately $651 million using the December 31, 2002 exchange rate) to Japan's policyholder protection fund. Our estimated share of the assessment decreased 2002 net earnings by $26 million ($.05 per diluted share).

For the year ended December 31, 2000, the termination of an accrued unfunded liability for projected retirement payments increased net earnings by $99 million ($.18 per diluted share). (See Note 10 of the Notes to the Consolidated Financial Statements.)

Foreign Currency Translation

Due to the relative size of AFLAC Japan, fluctuations in the yen/dollar exchange rate can have a significant effect on our reported results. In years when the yen weakens, translating yen into dollars causes fewer dollars to be reported. When the yen strengthens, translating yen into dollars causes more dollars to be reported. Our business, in functional currency terms, continued to be strong in 2002, and we believe it is more appropriate to measure our performance excluding the effect of fluctuations in the yen/dollar exchange rate in order to understand the basic operating results of the business. (See Note 2 of the Notes to the Consolidated Financial Statements.)

The following table illustrates the effect of foreign currency translation by comparing selected percentage changes of our actual operating results with those that would have been reported had foreign currency exchange rates remained unchanged from the previous year.

Foreign Currency Translation Effect on Operating Results

(Years ended December 31)

	Including Foreign Currency Changes			Excluding Foreign Currency Changes**		
	2002	2001	2000	**2002**	2001	2000
Premium income	**6.6%**	(2.0)%	13.4%	**8.9%**	7.6%	8.5%
Net investment income	**4.1**	–	13.2	**5.8**	7.2	9.6
Operating revenues	**6.3**	(1.8)	13.5	**8.5**	7.4	8.8
Total benefits and expenses	**5.2**	(3.1)	13.0	**7.4**	6.4	8.0
Operating earnings*	**14.5**	9.7	19.4	**15.9**	15.4	16.5
Operating earnings per share*	**16.4**	11.7	20.0	**17.9**	17.5	18.0

* See page 23 for our definition of operating earnings.

** Amounts excluding foreign currency changes were determined using the same yen/dollar exchange rate for the current year as each respective prior year.

The weighted-average yen/dollar exchange rate weakened in 2002, compared with 2001. Weighted-average yen/dollar exchange rates were 125.15 in 2002, 121.54 in 2001 and 107.83 in 2000. In 2002, the weaker yen decreased operating earnings by approximately $.02 per diluted share, when compared with 2001. The weaker yen in 2001, compared with 2000, decreased operating earnings by approximately $.07 per diluted share for the year. The stronger yen in 2000 increased operating earnings per diluted share by $.02, compared with 1999. Operating earnings per diluted share increased 16.4% to $1.56 in 2002, 11.7% to $1.34 in 2001 and 20.0% to $1.20 in 2000.

Our primary financial objective is the growth of operating earnings per diluted share, excluding the effect of foreign currency fluctuations. Our objective for 2002 was to increase operating earnings per diluted share by 15% excluding the impact of currency translation. However, as a result of favorable sales and claims trends in our insurance operations, we exceeded our goal. Excluding the effect of foreign currency fluctuations, operating earnings per diluted share increased 17.9% in 2002 compared with 2001, 17.5% in 2001 compared with 2000, and 18.0% in 2000 compared with 1999.

2003 Operating EPS Scenarios

Weighted-Average Yen/dollar Exchange Rate	Operating Diluted EPS	% Growth Over 2002	Yen Impact on EPS
115.00	$1.88	20.5%	$.08
120.00	1.84	17.9	.04
125.15*	1.80	15.4	–
130.00	1.77	13.5	(.03)
135.00	1.74	11.5	(.06)

* Actual 2002 weighted-average exchange rate

For 2003, our objective is to increase operating earnings per diluted share by 15% to 17% excluding the impact of currency translation. Our objective for 2004 is to increase operating earnings per diluted share by 15% excluding the impact of currency translation. Our specific objective for 2003 is to achieve operating earnings per diluted share of at least $1.80, excluding the impact of currency translation. If we achieve that objective, the table above shows the likely results for 2003 operating earnings per diluted share, including the impact of foreign currency translation using various yen/dollar exchange rate scenarios.

Income Taxes

Our combined U.S. and Japanese effective income tax rates on operating earnings were 35.3% in 2002 and 35.2% in both 2001 and 2000. Japanese income taxes on AFLAC Japan's operating results accounted for most of our income tax expense.

Insurance Operations, AFLAC Japan

AFLAC Japan operates as a branch of AFLAC and is the principal contributor to our earnings. Based on financial results determined in accordance with FSA requirements for the six months ended September 30, 2002, AFLAC Japan ranked first in profitability among all foreign life insurance companies operating in Japan and 11th in terms of assets among all life insurance companies operating in Japan.

AFLAC Japan Pretax Operating Earnings

Changes in AFLAC Japan's pretax operating earnings and profit margins are affected by investment yields, morbidity, mortality, persistency and expense levels. Continuing favorable claims trends and the shift in our product mix to lower loss ratio products contributed to the decline in the benefit and claims ratios. We expect the aggregate benefit ratio to continue to decline in future years, along with the shift to newer products and riders. Our persistency has declined only slightly over the last three years. The operating expense ratio declined in 2002 primarily as a result of decreased expenditures for advertising. Operating expense ratios increased in 2001 and 2000 primarily as a result of increased expenditures for sales promotion, marketing and advertising. We expect the operating expense ratio to be relatively stable in the future. The expansion of the profit margins during the past three years was largely attributable to the declining benefit ratio. Our profit margins are also affected by the spread between investment yields and required interest on policy reserves (see table and discussion on page 31). The table below presents a summary of AFLAC Japan's operating results.

In 2002, the 2.9% weakening of the weighted-average yen/dollar exchange rate caused AFLAC Japan's comparative rates of growth in yen terms to be slightly higher due to the dollar-denominated investment income from its holdings of dollar-denominated assets and reverse-dual currency securities (yen-denominated fixed-maturity securities with dollar coupon payments). Dollar-denominated investment income accounted for approximately 29% of AFLAC Japan's investment income in 2002. As a result, translating AFLAC Japan's dollar-denominated investment income into yen magnified the increases in net investment income, total operating revenues and pretax operating earnings in yen terms when the yen weakened. The table above illustrates the impact on AFLAC Japan's yen operating results from translating its dollar-denominated investment income and related items by comparing certain yen operating results with those that would have been reported had yen/dollar exchange rates remained unchanged from the previous year.

AFLAC Japan Percentage Changes Over Prior Year

(Yen Operating Results)

	Including Foreign Currency Changes			Excluding Foreign Currency Changes**		
	2002	2001	2000	**2002**	2001	2000
Net investment income	**6.5%**	10.5%	7.4%	**5.6%**	6.9%	9.3%
Total operating revenues	**5.6**	5.9	7.0	**5.5**	5.3	7.3
Pretax operating earnings*	**17.4**	20.6	12.3	**16.1**	15.2	15.3

* See page 23 for our definition of operating earnings.

** Amounts excluding foreign currency changes on dollar-denominated items were determined using the same yen/dollar exchange rate for the current year as each respective prior year.

AFLAC Japan Sales

AFLAC Japan produced better-than-expected total new annualized premium sales in 2002 as a result of a strong demand for our products and riders. Total new annualized premium sales were: $867 million in 2002, up 14.8% from 2001; $755 million in 2001, down 18.0% from 2000; and $921 million in 2000, up 20.4% from 1999. Total new annualized premium sales in yen were: ¥108.3 billion in 2002, up 17.9% compared with 2001; ¥91.9 billion in 2001, down 7.9% compared with 2000; and ¥99.8 billion in 2000, up 14.6% compared with 1999.

The percentage increases in premium income reflect the growth of premiums in force. The increases in annualized premiums in force in yen of 6.7% in 2002, 5.6% in 2001 and 6.3% in 2000 reflect the high persistency of AFLAC Japan's business and the sales of new policies. Annualized premiums in force at December 31 were: ¥834.4 billion in 2002, ¥782.2 billion in 2001, and ¥740.4 billion in 2000. Annualized premiums in force, translated into dollars at year-end exchange rates were: $7.0 billion in 2002, $5.9 billion in 2001, and $6.5 billion in 2000.

AFLAC Japan's sales mix as measured in yen has been shifting during the last few years. Rider MAX accounted for 31% of total sales in 2002,

AFLAC Japan Summary of Operating Results

(In millions)	**2002**	2001	2000
Premium income	**$ 6,373**	$ 6,217	$ 6,668
Net investment income	**1,276**	1,234	1,261
Other income	**1**	1	7
Total operating revenues	**7,650**	7,452	7,936
Benefits and claims	**5,231**	5,170	5,632
Operating expenses	**1,481**	1,459	1,533
Total benefits and expenses	**6,712**	6,629	7,165
Pretax operating earnings*	**$ 938**	$ 823	$ 771
Weighted-average yen/dollar exchange rates	**125.15**	121.54	107.83

	In Dollars			In Yen		
Percentage changes over previous year:	**2002**	2001	2000	**2002**	2001	2000
Premium income	**2.5%**	(6.8)%	12.9%	**5.5%**	5.1%	6.8%
Net investment income	**3.4**	(2.2)	13.5	**6.5**	10.5	7.4
Total operating revenues	**2.7**	(6.1)	13.0	**5.6**	5.9	7.0
Pretax operating earnings*	**13.9**	6.7	18.6	**17.4**	20.6	12.3

Ratios to total revenues in dollars:	**2002**	2001	2000
Benefits and claims	**68.4%**	69.4%	71.0%
Operating expenses	**19.3**	19.6	19.3
Pretax operating earnings*	**12.3**	11.0	9.7

* See page 23 for our definition of operating earnings.

25% in 2001, and 41% in 2000. After a difficult year in 2001, Rider MAX sales improved in 2002, primarily as a result of conversions of the original term policy to the newly introduced whole life version. For policy conversions, new annualized premium sales include only the incremental annualized premium amount over the original term policy. Conversion activity accounted for approximately 35% of total Rider MAX sales in 2002. We expect that these conversions will have less of an effect on total new annualized premium sales in future periods.

We were also pleased with sales of EVER, a whole life fixed-benefit medical product, which we introduced in the first quarter of 2002. We believe consumer response to EVER has been favorably impacted by health care legislation that will increase out-of-pocket costs for approximately 63% of Japanese consumers in April 2003. EVER accounted for 17% of total sales in 2002. We believe that EVER will continue to be a popular product and a solid contributor to sales.

Cancer life sales accounted for 35% of total sales in 2002, 52% in 2001, and 40% in 2000. Ordinary life and annuities accounted for 14% of total sales in 2002, compared with 19% in 2001 and 14% in 2000.

We continue to be pleased with the results of our marketing alliance with Dai-ichi Mutual Life Insurance Co., which formally began in April 2001. In 2002, Dai-ichi Life sold 359,500 of our cancer life policies, compared with 265,200 in 2001. Dai-ichi Life sales of our cancer policies accounted for 11% of total new annualized premium sales in both 2002 and 2001.

We also continued to grow our distribution system in Japan. During 2002, the number of licensed sales associates rose 11% over 2001. We believe that new agencies and sales associates will continue to be attracted to AFLAC Japan's high commissions, superior products, customer service and brand image. Our objective for 2003 is to increase total new annualized premium sales 5% to 10% in yen.

AFLAC Japan Investments

Growth of investment income in yen is affected by available cash flow from operations, investment yields achievable on new investments, and the effect of yen/dollar exchange rates on dollar-denominated investment income. Reflecting the continued weakness in Japan's economy, investment yields on yen-denominated debt securities remained low in 2002. However, we were able to achieve a return on average invested assets, net of investment expenses, of 4.67% in 2002, compared with 4.81% in 2001 and 4.82% in 2000 by focusing on selected sectors of the fixed maturity market.

We purchased yen-denominated securities at an average yield of 3.65% in 2002, compared with 3.58% in 2001 and 3.57% in 2000. Including dollar-denominated investments, our blended new money yield was 3.93% in 2002, compared with 3.86% in 2001 and 3.78% in 2000. At December 31, 2002, the yield on AFLAC Japan's fixed-maturity portfolio (including dollar-denominated investments) was 4.73%, compared with 4.89% in 2001 and 5.02% in 2000.

AFLAC Japan has invested in privately issued securities to secure higher yields than Japanese government or other corporate bonds would have provided, while still adhering to prudent standards for credit quality. All of our privately issued securities are rated as investment grade at the time of purchase by S&P, Moody's or the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC). These securities are generally issued with standard, medium-term note documentation and have appropriate covenants. We continue to believe that we can invest new money in the near term at an adequate spread over policy premium pricing assumptions and assumed interest rates for policy liabilities on new business. To compensate for lower investment yields, we have increased premium rates for our new business over the last several years, which contributes to the stability of our profit margin.

Insurance Deregulation in Japan

In January 2001, Japan's insurance market was deregulated, and we experienced an increase in the number of companies selling products that compete with our policies. However, based on our growth of premiums in force, producing agents and customer accounts, we do not believe that our market position has been significantly impacted by increased competition as a result of deregulation. Furthermore, we believe the continued development and maintenance of operating efficiencies will allow us to offer affordable products at a better value to consumers.

Japanese Economy

Japan's economy continued to struggle during most of 2002 and the outlook for 2003 indicates continued weakness. In its December 2002 Monthly Report, The Bank of Japan noted that the economy had stabilized, albeit with substantial uncertainty as to any recovery. Weak private consumption, high unemployment, declining household income and slowing public investment were countered by a slight recovery in corporate profits and improving business sentiment. As a result, the problems created by excessive employment and debt continue to preclude the momentum needed for a self-sustaining recovery, and any recovery is still largely dependent on global conditions. As we have indicated in years past, Japan's weak economy has created a challenging environment for AFLAC Japan, and the time required for an economic recovery remains uncertain.

Insurance Operations, AFLAC U.S.

AFLAC U.S. Pretax Operating Earnings

Changes in AFLAC U.S. pretax operating earnings and profit margins are affected by morbidity, mortality, persistency, investment yields and expense levels. The aggregate benefit ratio and our overall policy persistency have been relatively stable during the last three years. We expect the operating expense ratio, excluding discretionary advertising expenses, and the pretax operating profit margin to remain relatively level in 2003. The following table presents a summary of AFLAC U.S. operating results.

AFLAC U.S. Summary of Operating Results

(In millions)	**2002**	2001	2000
Premium income	**$ 2,221**	$ 1,844	$ 1,554
Net investment income	**331**	303	277
Other income	**9**	8	5
Total operating revenues	**2,561**	2,155	1,836
Benefits and claims	**1,359**	1,132	969
Operating expenses	**800**	678	577
Total benefits and expenses	**2,159**	1,810	1,546
Pretax operating earnings*	**$ 402**	$ 345	$ 290
Percentage changes over previous year:			
Premium income	**20.5%**	18.6%	14.4%
Net investment income	**9.2**	9.6	13.2
Total operating revenues	**18.8**	17.4	14.3
Pretax operating earnings*	**16.7**	18.7	13.3
Ratios to total revenues:			
Benefits and claims	**53.1%**	52.5%	52.8%
Operating expenses	**31.2**	31.5	31.4
Pretax operating earnings*	**15.7**	16.0	15.8

* See page 23 for our definition of operating earnings.

AFLAC U.S. Sales

Total new annualized premium sales continued to experience strong growth in 2002. Total new annualized premium sales were: $1.1 billion in 2002, up 16.4%; $919 million in 2001, up 29.1%; and $712 million in 2000, up 28.3%.

The percentage increases in premium income reflect the growth of premiums in force. The increases in annualized premiums in force of 19.5% in 2002, 20.3% in 2001 and 16.9% in 2000 were favorably affected by increased sales at the worksite primarily through cafeteria plans and a slight improvement in the persistency of several products. Annualized premiums in force at December 31 were: $2.7 billion in 2002; $2.2 billion in 2001; and $1.9 billion in 2000.

The sales mix of our products has remained relatively consistent during the last three years. Accident/disability coverage continued to be our best-selling product category, accounting for 51%, 52% and 55% of total sales in 2002, 2001 and 2000, respectively. Cancer expense insurance was also a solid contributor to sales, accounting for 21% of total sales in 2002, 24% in 2001 and 23% in 2000. Fixed-benefit dental coverage, introduced in July 2000, continued to sell well, accounting for 7% of total sales in 2002 and 2001 and 3% in 2000. Our hospital indemnity product category also contributed strongly to sales in 2002 as a result of our newly introduced personal sickness indemnity plan. Hospital indemnity products accounted for 10% of total sales in 2002 and 6% in both 2001 and 2000.

An integral part of our strategy for continued growth in the United States is our focus on expanding our distribution system. Additionally, we view our advertising program as an important competitive strength and a key component of our future sales growth. Our advertising program greatly benefited not only our brand and product awareness but also the growth of our distribution system. AFLAC again continued to rapidly expand its sales force. During 2002, the average number of associates producing business on a monthly basis increased 21% to more than 15,800 agents, compared with 13,000 agents in 2001.

During the last two years, we began providing our insurance products to employees of larger businesses, which reinforces our opinion that AFLAC continues to be the leading supplemental insurance provider in the United States. We view the United States as a vast and underpenetrated market for the sale of our insurance products. Further, we continue to believe that we are strongly positioned to continue our record of growth by marketing high-quality affordable insurance products at the worksite. Our objective for 2003 is to increase total new annualized premium sales by approximately 15%.

AFLAC U.S. Investments

The overall return on average invested assets, net of investment expenses, was 7.56% in 2002, compared with 7.67% in 2001 and 7.62% in 2000. During 2002, available cash flow was invested at an average yield of 7.58%, compared with 7.80% during 2001 and 8.22% during 2000. At December 31, 2002, the yield on the fixed-maturity portfolio of AFLAC U.S. was 7.98%, compared with 8.02% in 2001 and 8.01% in 2000.

Other Operations

Corporate operating expenses consist primarily of personnel compensation, benefits, and facilities expenses. Corporate expenses, excluding investment income, were $56 million in 2002, $46 million in 2001 and $38 million in 2000. Investment income included in reported corporate expenses was $7 million in 2002, $13 million in 2001 and $12 million in 2000. The increase in corporate expenses in 2002, when compared with 2001, was primarily attributable to the parent company's share of the costs to dissolve a human resource service company in which it had invested. The increase in corporate expenses in 2001, when compared with 2000, was primarily due to higher retirement benefit expenses.

New Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. This standard, which is effective for years ending after December 15, 2002, amends the transition and disclosure issues associated with the voluntary adoption of SFAS No. 123, Accounting for Stock-Based Compensation. We have no plans to adopt the fair value provisions of SFAS No. 123. As a result, the requirements of this standard are not expected to have a material impact on our financial position or results of operations.

We adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, effective January 1, 2001. Under this standard, derivatives are reported at fair value as assets or liabilities on the balance sheet. Changes in fair value are reported in net earnings or other comprehensive income depending on the derivative instrument and its intended use. The fair value of derivatives can increase or decrease as exchange rates, interest rates and general economic conditions change. The adoption of this accounting standard introduced additional volatility into reported net earnings and other comprehensive income, which may continue depending on market conditions and our hedging activities. However, the changes required by SFAS No. 133 are expected to affect only the reporting of noncash gains and losses. For additional information, see Notes 1 and 4 of the Notes to the Consolidated Financial Statements.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The disclosure provisions of this interpretation are effective for fiscal years ending after December 15, 2002. The initial recognition and measurement provisions of this interpretation apply to guarantees issued or modified after December 31, 2002, on a prospective basis. This interpretation is not expected to have a material impact on our financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. This interpretation addresses consolidation and disclosure issues associated with variable interest entities. We are currently evaluating our investments in variable interest entities. The requirements of the interpretation, however, are not expected to have a material impact on our financial position or results of operations.

During the last two years, the FASB has issued a number of other statements that have had no impact on our financial position or results of operations. See Note 1 of the Notes to the Consolidated Financial Statements.

Analysis of Financial Condition

During the last two years, our financial condition has remained strong in the functional currencies of our operations. The yen/dollar exchange rate at the end of each period is used to translate yen-denominated balance sheet items to U.S. dollars for reporting purposes. The exchange rate at December 31, 2002, was 119.90 yen to one U.S. dollar, or 10.1% stronger than the December 31, 2001, exchange rate of 131.95. The stronger yen increased reported investments and cash by $2.9 billion, total assets by $3.2 billion, and total liabilities by $3.1 billion, compared with the amounts that would have been reported for 2002 if the exchange rate had remained unchanged from year-end 2001 See Note 2 of the Notes to the Consolidated Financial Statements.

Market Risks of Financial Instruments

Our financial instruments are exposed primarily to three types of market risks. They are currency risk, interest rate risk, and equity price risk.

Currency Risk

The functional currency of AFLAC Japan's insurance operation is the Japanese yen. All of AFLAC Japan's premiums, claims and commissions are received or paid in yen as are most of its investment income and other expenses. Furthermore, most of AFLAC Japan's investments, cash and liabilities are yen-denominated. When yen-denominated securities mature or are sold, the proceeds are generally reinvested in yen-denominated securities. AFLAC Japan holds these yen-denominated assets to fund its yen-denominated policy obligations. In addition, AFLAC

Incorporated has yen-denominated notes payable and cross-currency swaps related to its senior notes.

Although we generally do not convert yen into dollars, we do translate financial statement amounts from yen into dollars for financial reporting purposes. Therefore, the translation of the reported amounts is affected by foreign currency fluctuations. We report unrealized foreign currency translation gains and losses in accumulated other comprehensive income.

On a consolidated basis, we attempt to match yen-denominated assets to yen-denominated liabilities in order to minimize the exposure of our shareholders' equity to foreign currency translation fluctuations. We accomplish this by investing a portion of AFLAC Japan's investment portfolio in dollar-denominated securities (see Note 2 of the Notes to the Consolidated Financial Statements) and by the parent company's issuance of yen-denominated debt (see Notes 4 and 6 of the Notes to the Consolidated Financial Statements). As a result, the effect of currency fluctuations on our net assets is diminished.

At December 31, consolidated yen-denominated net assets were $991 million in 2002 and $785 million in 2001. AFLAC Japan's yen-denominated net assets were $2.3 billion at December 31, 2002, compared with $1.9 billion a year ago. AFLAC Incorporated's yen-denominated net liabilities were $1.3 billion at December 31, 2002, compared with $1.1 billion a year ago. The table to the left compares the dollar values of our yen-denominated assets and liabilities and our net yen-denominated asset exposure at various exchange rates.

We are only exposed to economic currency risk when yen funds are converted into dollars. This primarily occurs when we convert yen funds that have been transferred from AFLAC Japan to AFLAC U.S. The exchange rates prevailing at the time of transfer may differ from the exchange rates prevailing at the time the yen profits were earned. It has been our practice to transfer yen funds each year from AFLAC Japan to AFLAC U.S. Generally, these yen fund repatriations have represented an amount less than 80% of AFLAC Japan's prior year FSA-based earnings. Typically, a portion of the yen funds transfer is used to service AFLAC Incorporated's yen-denominated notes payable and the remainder is converted into dollars.

For information regarding the effect of foreign currency translation on operating earnings per share, see Foreign Currency Translation on pages 24 and 25, and Note 2 of the Notes to the Consolidated Financial Statements.

Dollar Value of Yen-Denominated Assets and Liabilities at Selected Exchange Rates

(December 31)

(In millions)	2002			2001		
Yen/dollar exchange rates	**104.90**	**119.90***	**134.90**	116.95	131.95*	146.95
Yen-denominated financial instruments:						
Assets:						
Securities available for sale:						
Fixed maturities	**$ 18,152**	**$ 15,881**	**$ 14,115**	$ 16,303	$ 14,450	$ 12,975
Perpetual debentures	**2,703**	**2,365**	**2,102**	2,493	2,210	1,984
Equity securities	**155**	**136**	**121**	116	103	92
Securities held to maturity:						
Fixed maturities	**9,594**	**8,394**	**7,460**	6,112	5,417	4,864
Perpetual debentures	**4,229**	**3,700**	**3,289**	3,730	3,306	2,969
Cash and cash equivalents	**1,260**	**1,102**	**979**	799	708	636
Other financial instruments	**9**	**8**	**8**	6	5	4
Subtotal	**36,102**	**31,586**	**28,074**	29,559	26,199	23,524
Liabilities:						
Notes payable	**987**	**863**	**767**	855	758	680
Cross-currency swaps	**529**	**463**	**412**	475	421	378
Obligation for Japanese policyholder protection fund	**260**	**227**	**202**	209	186	167
Subtotal	**1,776**	**1,553**	**1,381**	1,539	1,365	1,225
Net yen-denominated financial instruments	**34,326**	**30,033**	**26,693**	28,020	24,834	22,299
Other yen-denominated assets	**4,429**	**3,874**	**3,444**	3,756	3,329	2,989
Other yen-denominated liabilities	**(37,622)**	**(32,916)**	**(29,256)**	(30,890)	(27,378)	(24,583)
Consolidated yen-denominated net assets subject to foreign currency fluctuation	**$ 1,133**	**$ 991**	**$ 881**	$ 886	$ 785	$ 705

* Actual year-end exchange rates

Interest Rate Risk

Our primary interest rate exposure is a result of the effect of changes in interest rates on the fair value of our investments in debt securities. We use modified duration analysis, which measures price percentage volatility, to estimate the sensitivity of our debt securities' fair values to interest rate changes. For example, if the current duration of a debt security is 10, then the fair value of that security will increase by approximately 10% if market interest rates decrease by 100 basis points, assuming all other factors remain constant. Likewise, the fair value of the debt security will decrease by approximately 10% if market interest rates increase by 100 basis points, assuming all other factors remain constant.

The estimated effect of potential increases in interest rates on the fair values of our debt securities, notes payable, cross-currency swaps and our obligation for the Japanese policyholder protection fund follows:

Sensitivity of Fair Values of Financial Instruments to Interest Rate Changes

(December 31)

(In millions)	2002 Market Value	2002 +100 Basis Points	2001 Market Value	2001 +100 Basis Points
Debt securities:				
Fixed-maturity securities:				
Yen-denominated	**$ 24,480**	**$ 22,075**	$ 19,711	$ 17,856
Dollar-denominated	**6,778**	**6,261**	5,951	5,497
Perpetual debentures:				
Yen-denominated	**5,960**	**5,361**	5,477	4,909
Dollar-denominated	**365**	**345**	344	302
Total debt securities	**$ 37,583**	**$ 34,042**	$ 31,483	$ 28,564
Notes payable*	**$ 1,333**	**$ 1,280**	$ 1,181	$ 1,135
Cross-currency swaps assets	**$ 25**	**$ 27**	$ 33	$ 36
Obligation for Japanese policyholder protection fund	**$ 227**	**$ 227**	$ 186	$ 186

* *Excludes capitalized lease obligations*

Changes in the interest rate environment have contributed to significant unrealized gains on our debt securities. However, we do not expect to realize a majority of these unrealized gains because we have the intent and ability to hold these securities to maturity. Should significant amounts of unrealized losses occur because of increases in market yields, we would not expect to realize significant losses because we have the ability to hold such securities to maturity.

We attempt to match the duration of our assets with the duration of our liabilities. For AFLAC Japan, the duration of policy benefits and related expenses to be paid in future years is longer than that of the related invested assets due to the unavailability of acceptable long-duration yen-denominated securities. The average duration of policy benefits and related expenses to be paid in future years was approximately 12 years in both 2002 and 2001. The average duration of the yen-denominated debt securities was approximately 10 years in both 2002 and 2001. The average duration of premiums to be received in the future was approximately nine years in both 2002 and 2001. The following table shows a comparison of average assumed interest rates for future policy benefits and investment yields, based on amortized cost, for the years ended December 31.

Comparison of Interest Rates for Future Policy Benefits and Investment Yields

(Net of investment expenses)

	2002 U.S.	2002 Japan*	2001 U.S.	2001 Japan*	2000 U.S.	2000 Japan*
Policies issued during year:						
Required interest on policy reserves	**6.48%**	**2.98%**	6.43%	2.99%	6.48%	3.00%
New money yield on investments	**7.52**	**3.59**	7.73	3.51	8.15	3.51
Policies in force during year:						
Required interest on policy reserves	**6.39**	**5.02**	6.41	5.12	6.42	5.21
Net investment yield	**7.56**	**4.40**	7.67	4.40	7.62	4.55

* Represents yen-denominated investments for AFLAC Japan that support policy obligations and therefore excludes AFLAC Japan's dollar-denominated investments and related investment income

Over the next two years, we have several yen-denominated securities that mature with yields in excess of AFLAC Japan's current net investment yield of 4.40%. These securities total $939 million at amortized cost and have an average yield of 6.14%. These maturities will contribute to a continued decline in our overall portfolio yield. Currently, when our debt securities mature, the proceeds may be reinvested at a yield below that of the interest required for the accretion of policy benefit liabilities on policies issued in earlier years. However, the investment yield on new investments has exceeded interest requirements on policies issued in recent years. Since 1994, premium rates on new business have been increased several times to help offset the lower available investment yields. Also in recent years, our strategy of developing and marketing riders as attachments to our older policies has helped offset the negative investment spread. And despite the negative investment spreads, adequate overall profit margins still exist in AFLAC Japan's aggregate block of business because of profits that have emerged from changes in mix of business and favorable mortality, morbidity and expenses.

Equity Price Risk

Equity securities at December 31, 2002, totaled $258 million, or .7% of total investments and cash on a consolidated basis. We use beta analysis to measure the sensitivity of our equity securities portfolio to fluctuations in the broad market. The beta of our equity securities portfolio was .92 at December 31, 2002. For example, if the overall stock market value changed by 10%, the value of AFLAC's equity securities would be expected to change by approximately 9.2%, or $24 million.

Investments and Cash

Our investment philosophy is to maximize investment income while emphasizing liquidity, safety and quality. Our investment objective, subject to appropriate risk constraints, is to fund policyholder obligations and other liabilities in a manner that enhances shareholders' equity. We seek to meet this objective through a mix of investments that reflects the characteristics of the liabilities they support and diversification of investments by interest rate, currency, liquidity, credit and equity price risk.

For 2002, the increase in investments and cash reflected the effect of a stronger yen/dollar exchange rate, general levels of investment yields for debt securities, the substantial cash flows in the functional currencies of our operations, and an increase in cash collateral from loaned securities at year-end. See Capital Resources and Liquidity on page 35 for additional information.

The following table presents an analysis of investment securities at December 31:

	AFLAC Japan		AFLAC U.S.	
(In millions)	**2002**	2001	**2002**	2001
Securities available for sale, at fair value:				
Fixed maturities	**$ 18,036**	$ 16,342	**$ 4,623***	$ 4,058*
Perpetual debentures	**2,569**	2,399	**161**	155
Equity securities	**136**	103	**122**	142
Total available for sale	**20,741**	18,844	**4,906**	4,355
Securities held to maturity, at amortized cost:				
Fixed maturities	**8,394**	5,417	**–**	–
Perpetual debentures	**3,700**	3,306	**–**	–
Total held to maturity	**12,094**	8,723	**–**	–
Total investment securities	**$ 32,835**	$ 27,567	**$ 4,906**	$ 4,355

* Includes securities held by the parent company of $207 in 2002 and $243 in 2001

Privately issued securities, at amortized cost, accounted for $20.6 billion, or 60.2%, of total debt securities as of December 31, 2002, compared with $16.7 billion, or 57.1%, at December 31, 2001. Privately issued securities held by AFLAC Japan at amortized cost accounted for $19.3 billion, or 56.3%, and $15.4 billion, or 52.5%, of total debt securities at December 31, 2002 and 2001, respectively. Of the total privately issued securities, reverse-dual currency debt securities accounted for $4.7 billion, or 22.6%, as of December 31, 2002, compared with $4.2 billion, or 25.2%, at December 31, 2001. AFLAC Japan has invested in yen-denominated privately issued securities to secure higher yields than those available from Japanese government bonds. Our investments in yen-denominated privately issued securities consist primarily of non-Japanese issuers, which helps reduce our exposure to Japanese corporate issuers. These non-Japanese issuers are willing to issue yen-denominated securities with longer maturities, thereby allowing us to improve our asset and liability matching and our overall investment returns.

We continue to adhere to prudent standards for credit quality. Most of our privately issued securities are issued under medium-term note programs and have standard covenants commensurate with credit ratings, except when internal credit analysis indicates that additional protective and/or event-risk covenants are required. AFLAC invests primarily within the debt securities markets, which exposes us to credit risk. Credit risk is a consequence of extending credit and/or carrying investment positions. We require that all securities be rated investment grade at the time of purchase. We use specific criteria to judge the credit quality and liquidity of our investments and use a variety of credit rating services to monitor these criteria. The percentage distribution of our debt securities, at amortized cost, by credit rating as of December 31 was as follows:

	2002	2001
AAA	**2.3%**	2.4%
AA	**34.6**	39.9
A	**36.8**	36.2
BBB	**24.0**	20.3
BB	**2.3**	1.2
	100.0%	100.0%

Debt security purchases were as follows:

	2002	2001
AAA	**1.7%**	2.6%
AA	**21.1**	12.5
A	**47.5**	49.1
BBB	**29.7**	35.8
	100.0%	100.0%

The overall credit quality of our portfolio remains high. Our investment policy prohibits us from purchasing below-investment-grade securities. In the event of a credit rating downgrade, we do not automatically liquidate our position. Rather, investment management carefully reviews the investment and updates its credit analysis to determine if the investment should be impaired and/or liquidated.

Net unrealized gains of $3.3 billion on investment securities at December 31, 2002, consisted of $4.3 billion in gross unrealized gains and $1.0 billion in gross unrealized losses. Net unrealized gains of $2.2 billion on investment securities at December 31, 2001, consisted of $3.1 billion in gross unrealized gains and $869 million in gross unrealized losses. Gross unrealized losses on investment-grade securities were $870 million in 2002 and $841 million in 2001.

Net unrealized losses of $156 million on our below-investment-grade securities at December 31, 2002 consisted of $163 million of gross unrealized losses and $7 million of gross unrealized gains. Net unrealized losses of $7 million on below-investment-grade securities at December 31, 2001 consisted of $28 million of gross unrealized losses and $21 million of gross unrealized gains. These below-investment-grade securities, which are held in our available-for-sale portfolio, comprise 2.3% of total investment securities at amortized cost, compared with 1.2% in 2001. Below-investment-grade securities owned as of December 31 were as follows:

Below-Investment-Grade Securities

	2002		2001	
(In millions)	**Amortized Cost**	**Fair Value**	Amortized Cost	Fair Value
KLM Royal Dutch Airlines	**$ 250**	**$ 158**	$ *	$ *
Levi Strauss & Co.	**117**	**117**	106	108
BIL Asia Group	**133**	**124**	189	163
Asahi Finance Limited	**42**	**46**	*	*
LeGrand	**86**	**66**	*	*
Cerro Negro Finance	**67**	**40**	*	*
Tennessee Gas Pipeline	**40**	**33**	–	–
PDVSA Finance	**32**	**25**	*	*
KDDI	**22**	**21**	20	18
Other	**2**	**5**	40	59
Total	**$ 791**	**$ 635**	$ 355	$ 348

* Investment-grade prior to 2002

As part of our investment activities, we have investments in several fixed-maturity yen-denominated variable interest entities (VIEs). See Notes 1 and 3 of the Notes to the Consolidated Financial Statements for additional information.

For the Japanese reporting fiscal year ended March 31, 2002, new Japanese accounting principles and regulatory requirements became effective that impact investment classifications and solvency margin ratios on a Japanese accounting basis as prescribed by the FSA. As a result of these new requirements, we re-evaluated AFLAC Japan's investment portfolio and our intent related to the holding period of certain investment securities. In order to minimize fluctuations in our Japanese solvency margin ratio, we reclassified debt securities with amortized cost of $1.8 billion from the held-to-maturity category to the available-for-sale category as of March 31, 2001. We also reclassified debt securities with a fair value of $2.3 billion from the available-for-sale category to the held-to-maturity category as of March 31, 2001.

Mortgage loans on real estate and other long-term investments remained immaterial at both December 31, 2002 and 2001. Cash, cash equivalents and short-term investments totaled $1.4 billion, or 3.5% of total investments and cash, as of December 31, 2002, compared with $853 million, or 2.6% of total investments and cash, at December 31, 2001.

For additional information concerning investments and fair values, see Notes 3 and 4 of the Notes to the Consolidated Financial Statements.

Deferred Policy Acquisition Costs

Deferred policy acquisition costs totaled $4.3 billion at December 31, 2002, an increase of $626 million, or 17.1% for the year. AFLAC Japan's deferred policy acquisition costs were $2.9 billion at December 31, 2002, an increase of $397 million, or 16.1% (5.5% increase in yen). At December 31, 2002, deferred policy acquisition costs of AFLAC U.S. were $1.4 billion, an increase of $229 million, or 19.4%. The increase in deferred policy acquisition costs was primarily driven by increases in new annualized premium sales. The stronger yen at year-end also increased reported deferred policy acquisition costs by $262 million.

Policy Liabilities

Policy liabilities totaled $32.7 billion at December 31, 2002, an increase of $5.1 billion, or 18.6% for the year. AFLAC Japan's policy liabilities were $29.4 billion at December 31, 2002, an increase of $4.7 billion, or 19.2% (8.3% increase in yen). At December 31, 2002, policy liabilities of AFLAC U.S. were $3.3 billion, an increase of $397 million, or 13.8%. The stronger yen at year-end increased reported policy liabilities by $2.7 billion. The aging of policies in force and increases from new business also contributed to the increase in policy liabilities.

Notes Payable

In September 2000, the Parent Company filed a shelf registration statement with Japanese regulatory authorities to issue up to ¥100 billion of yen-denominated Samurai notes in Japan. These securities are not for sale to U.S. residents or entities. In 2000, we issued ¥30 billion of 1.55% Samurai notes due October 2005 ($250 million using the December 31, 2002 exchange rate). In 2001, we issued ¥40 billion of .87% Samurai notes due June 2006 ($334 million using the December 31, 2002 exchange rate). In 2002, we issued ¥30 billion of .96% Samurai notes due June 2007 ($250 million using the December 31, 2002 exchange rate). All three issues are redeemable at our option at any time with a redemption price equal to the principal amount of the notes being redeemed plus a premium. Proceeds were used for various corporate purposes.

In 1999, we issued $450 million of senior notes with a 6.50% coupon, payable semiannually, due April 2009. At December 31, 2002, the outstanding principal, less unamortized discount, was $449 million. The notes are redeemable at our option at any time at a redemption price equal to the principal amount of the notes being redeemed plus a make-whole amount. The proceeds were used for various corporate purposes. We entered into cross-currency swaps that effectively convert the dollar-denominated principal and interest of these notes into yen-denominated obligations. The notional amount of the cross-currency swaps is $450 million (¥55.6 billion) with a blended fixed interest rate of 1.67% in yen. At December 31, 2002, the fair value of the swaps was an asset of $25 million, compared with $33 million in 2001.

For our yen-denominated loans, the principal amounts as stated in dollars fluctuate due to changes in the yen/dollar exchange rate. We have designated these yen-denominated borrowings and the cross-currency swaps as a hedge of our investment in AFLAC Japan. We translate the outstanding principal and related accrued interest payable of these yen-denominated obligations into dollars using end-of-period exchange rates. The resulting foreign currency translation gains/losses are included in accumulated other comprehensive income.

The ratio of debt to total capitalization (debt plus shareholders' equity, excluding the unrealized gains on investment securities) was 24.8% as of December 31, 2002 and 25.4% as of December 31, 2001.

The following table summarizes our major contractual obligations apart from those arising from our insurance product and investment purchase activities as of December 31, 2002.

Distribution of Payments by Period

(In millions)	Total	Less than one year	One to three years	Four to five years	After five years
Long-term debt	$ 1,284	$ –	$ 250	$ 584	$ 450
Capitalized lease obligations	29	14	14	1	–
Operating lease obligations	97	37	24	9	27
Policyholder protection fund	227	9	41	47	130
Total contractual obligations	$ 1,637	$ 60	$ 329	$ 641	$ 607

As of December 31, 2002, we had no material unconditional purchase obligations that were not recorded on the balance sheet. Additionally, we had no material letters of credit, standby letters of credit, guarantees or standby repurchase obligations.

Security Lending

AFLAC Japan uses short-term security lending arrangements to increase investment income with minimal risk. For further information regarding such arrangements, see Note 3 of the Notes to the Consolidated Financial Statements.

Defined Benefit Pension Plans

AFLAC U.S. and AFLAC Japan have defined benefit pension plans that cover substantially all full-time employees. General market conditions and the actuarial assumptions used to value our plans' assets and liabilities have a significant impact on plan costs and the reported values of plan assets and liabilities. Generally, the plans are funded annually, with minimum contributions required by applicable regulations, including amortization of unfunded prior service cost. We believe the discount rates, as supported by our consulting actuaries and used in the valuations of our U.S. and Japanese plans, are reasonable.

At December 31, 2002, other liabilities included a liability for both plans in the amount of $39 million, compared with $20 million a year ago and shareholders' equity reflected a noncash charge of $8 million for the minimum pension liability associated with our U.S. plan. In 2002 consolidated pension expense was $12 million, compared with $8 million in 2001. Pension expense for 2003 is expected to be approximately $8 million for the U.S. plan and ¥800 million ($7 million using the December 31, 2002 exchange rate) for the Japanese plan. We expect to make cash contributions in 2003 of approximately $4 million for the U.S. plan and ¥871 million ($7 million using the December 31, 2002 exchange rate) for the Japanese plan.

Policyholder Protection Fund and State Guaranty Association Assessments

In 1998, the Japanese government established the Life Insurance Policyholders Protection Corporation (LIPPC). Funding by the life insurance industry is generally made over a ten-year period. We recognize charges for our estimated share of the industry's obligation once it is determinable. We review the estimated liability for policyholder protection fund contributions on an annual basis and report any adjustments in net earnings.

In December 2002, we received a formal proposal regarding additional funding for the LIPPC. The proposal was drafted by the FSA and submitted to AFLAC through the Life Insurance Association of Japan and Japan's LIPPC. The proposal included an extension of the Japanese government's pledge to enact fiscal safety-net measures of up to ¥400 billion until March 2006, and for the industry to contribute an additional ¥78 billion to the LIPPC. In addition to the bankruptcy laws that allow for the rehabilitation of life insurers, these funds will be used to support policyholder obligations of failed life insurance companies. Despite our vote against the proposal, it passed when members of the LIPPC voted on December 27, 2002. We recorded an after-tax charge of $26 million, or $.05 per diluted share, for our estimated portion of the additional industry contribution.

Under insurance guaranty association laws in most U.S. states, insurance companies doing business in those states can be assessed for policyholder losses up to prescribed limits that are incurred by insolvent companies with similar lines of business. Such assessments have not been material to us in the past. We believe that future assessments relating to companies in the United States currently involved in insolvency proceedings will not materially impact our financial position or results of operations.

Capital Resources and Liquidity

The principal sources of cash for our insurance operations are premiums and investment income. The primary uses of cash by our insurance operations are policy claims, commissions, operating expenses, income taxes and payments to AFLAC Incorporated for management fees and dividends. Both the sources and uses of cash are reasonably predictable.

Our investment objectives provide for liquidity through the ownership of investment-grade debt securities. AFLAC insurance policies generally are not interest-sensitive and therefore are not subject to unexpected policyholder redemptions due to investment yield changes. Also, the majority of AFLAC's policies provide fixed-benefit amounts rather than reimbursement for actual medical costs and therefore generally are not subject to the risks of medical-cost inflation.

The Nebraska insurance department imposes certain limitations and restrictions on payments of dividends, management fees, loans and advances by AFLAC to AFLAC Incorporated. The Nebraska insurance statutes require prior approval for dividend distributions that exceed the greater of the net gain from operations, which excludes net realized investment gains, for the previous year determined under statutory accounting principles, or 10% of statutory capital and surplus as of the previous year-end. In addition, the Nebraska insurance department must approve service arrangements and other transactions within the affiliated group. These regulatory limitations are not expected to affect the level of management fees or dividends paid by AFLAC to AFLAC Incorporated. A life insurance company's statutory capital and surplus is determined according to rules prescribed by the National Association of Insurance Commissioners (NAIC), as modified by the insurance department in the insurance company's state of domicile. Statutory accounting rules are different from GAAP and are intended to emphasize policyholder protection and company solvency.

The continued long-term growth of our business may require increases in the statutory capital and surplus of our insurance operations. AFLAC's insurance operations may secure additional statutory capital through various sources, such as internally generated statutory earnings or equity contributions by AFLAC Incorporated from funds generated through debt or equity offerings. The NAIC's risk-based capital formula is used by insurance regulators to facilitate identification of inadequately capitalized insurance companies. The formula evaluates insurance risk, business risk, asset risk and interest rate risk by weighing the types and mixtures of risks inherent in the insurer's operations. AFLAC's NAIC risk-based capital ratio remains high and reflects a very strong capital and surplus position. Currently, the NAIC has ongoing regulatory initiatives relating to revisions to the risk-based capital formula as well as numerous initiatives covering insurance products, investments, and other actuarial and accounting matters. We believe that we will continue to maintain a strong risk-based capital ratio and statutory capital and surplus position in future periods.

In addition to restrictions by U.S. insurance regulators, the FSA may not allow transfers of funds from AFLAC Japan if the transfers would cause AFLAC Japan to lack sufficient financial strength for the protection of policyholders. The FSA maintains its own solvency standards, a version of risk-based capital requirements. AFLAC Japan's solvency margin ratio significantly exceeds regulatory minimums. Payments are made from AFLAC Japan to AFLAC Incorporated for management fees and to AFLAC U.S. for allocated expenses and remittances of earnings. During 2002, AFLAC Japan paid $25 million to AFLAC Incorporated for management fees, compared with $20 million in both 2001 and 2000. In 2002, expenses allocated to AFLAC Japan were $22 million, compared with $24 million in 2001 and $22 million in 2000. During 2002, AFLAC Japan also remitted profits of $383 million (¥45.3 billion) to AFLAC U.S., compared with $185 million (¥23.0 billion) in 2001 and $157 million (¥17.0 billion) in 2000. For additional information on regulatory restrictions on dividends, profit transfers and other remittances, see Note 9 of the Notes to the Consolidated Financial Statements.

For the Japanese reporting fiscal year ended March 31, 2002, AFLAC Japan adopted a new Japanese statutory accounting standard regarding fair value accounting for investments. Previously, debt securities were generally reported at amortized cost for FSA purposes. Under the new accounting standard, AFLAC Japan's debt securities have been classified as either available for sale or held to maturity.

Under this new regulatory accounting standard, the unrealized gains and losses on debt securities available for sale are reported in FSA capital and surplus and reflected in the solvency margin ratio. This new accounting standard may result in significant fluctuations in FSA equity, AFLAC Japan's solvency margin ratio and amounts available for annual profit repatriation.

AFLAC Incorporated's insurance operations continue to provide the primary sources of its liquidity through dividends and management fees. We occasionally access debt and equity security markets to provide additional sources of capital. (See discussion on page 33 under notes payable.) Capital is primarily used to fund business expansion, capital expenditures and our share repurchase program. We believe outside sources for additional debt and equity capital, if needed, will continue to be available.

AFLAC Incorporated received dividends from AFLAC in the amount of $358 million in 2002, compared with $204 million in 2001 and $234 million in 2000. The increase in dividends resulted from management's decision to remove excess capital from Japan in an effort to achieve better investment returns in the United States. In 2002, we issued ¥30 billion of yen-denominated Samurai notes in Japan (approximately $254 million at that date). AFLAC Incorporated received approximately $333 million (¥40 billion) in 2001 from the issuance of Samurai notes in Japan. In 2000, we issued ¥30 billion of yen-denominated Samurai notes in Japan (approximately $277 million at that date).

Rating Agencies

AFLAC is rated "AA" by both Standard & Poor's and Fitch Ratings for financial strength. During 2002, Moody's upgraded AFLAC's financial strength rating from "Aa3" to "Aa2." A.M. Best assigned AFLAC an "A+, Superior" rating for financial strength and operating performance. AFLAC Incorporated's credit rating for senior debt is "A" by Standard & Poor's, "A+" by Fitch Ratings, and "A2" by Moody's.

Other

For information regarding commitments and contingent liabilities, see Note 11 of the Notes to the Consolidated Financial Statements.

Consolidated Cash Flows

We translate operating cash flows for AFLAC Japan's yen-denominated items into U.S. dollars using weighted-average exchange rates. In years when the yen weakens, translating yen into dollars causes fewer dollars to be reported. When the yen strengthens, translating yen into dollars causes more dollars to be reported. The following table summarizes consolidated cash flows by activity for the years ended December 31:

Consolidated Cash Flows by Activity

(For the years ended December 31)

(In millions)	**2002**	2001	2000
Operating activities	**$ 3,038**	$ 2,849	$ 3,245
Investing activities	**(2,274)**	(2,473)	(3,059)
Financing activities	**(320)**	(42)	(130)
Exchange effect on cash and cash equivalents	**83**	(91)	(63)
Net change in cash and cash equivalents	**$ 527**	$ 243	$ (7)

Operating Activities

In 2002 consolidated cash flow from operations increased 6.6% to $3.0 billion, compared with $2.8 billion in 2001 and $3.2 billion in 2000. Net cash flow from operations other than Japan increased 10.9% in 2002 to $521 million, compared with $470 million in 2001 and $348 million in 2000. Net cash flow from operations for AFLAC Japan increased 5.8% in 2002 to $2.5 billion, compared with $2.4 billion in 2001 and $2.9 billion in 2000. The increase in Japan cash flows in 2002 was primarily attributable to the growth of our business partially offset by the weaker yen/dollar exchange rate. The decrease in cash flows in 2001 was primarily attributable to the effect of the weaker yen/dollar exchange rate, an increase in tax payments in Japan and increased expenditures for the new computerized policy administration system for AFLAC Japan. The weakening of the yen decreased AFLAC Japan's cash flows by $75 million in 2002 and $303 million in 2001. The strengthening of the yen in 2000 increased AFLAC Japan's cash flows by $156 million. Excluding the effect of foreign currency translation, AFLAC Japan's cash flows increased 8.9% in 2002, compared with a decrease of 7.4% in 2001, and an increase of 11.0% in 2000. AFLAC Japan contributed 83% of the consolidated cash flow from operations in 2002, 84% in 2001 and 89% in 2000.

Investing Activities

Operating cash flow is primarily used to purchase debt securities to meet future policy obligations. Consolidated cash flow used by investing activities decreased 8.1% to $2.3 billion in 2002, compared with $2.5 billion in 2001 and $3.1 billion in 2000. AFLAC Japan accounted for 81% of the consolidated net cash used by investing activities in 2002, compared with 83% in 2001 and 90% in 2000.

When market opportunities arise, we dispose of selected debt securities that are available for sale to improve future investment yields and/or improve the duration matching of our assets and liabilities. Therefore, dispositions before maturity can vary significantly from year to year. Dispositions before maturity ranged between 3% and 8% of the annual average investment portfolio of debt securities available for sale during the three years ended December 31, 2002.

Net additions to property and equipment, including capitalized lease obligations, were $33 million in 2002, $62 million in 2001, and $51 million in 2000.

Financing Activities

Net cash used by financing activities was $320 million in 2002, $42 million in 2001 and $130 million in 2000. In 2002, we received net proceeds of $254 million in connection with the issuance in Japan of .96% Samurai notes due in 2007. We also paid in full, $221 million, our revolving credit agreement. In 2001, we received net proceeds of $333 million in connection with the issuance in Japan of .87% Samurai notes due in 2006. We also paid $103 million in connection with the scheduled maturity of our yen-denominated unsecured credit agreement. In 2000, we received net proceeds of $277 million in connection with the issuance in Japan of 1.55% Samurai notes due in 2005. Treasury stock purchases were $346 million (12 million shares) in 2002, compared with $350 million (12 million shares) in 2001 and $239 million (10 million shares) in 2000. We issued treasury shares for certain AFLAC stock option exercises, additional stock purchases by shareholders in the dividend reinvestment plan and stock issued to sales associates.

Dividends to shareholders in 2002 were $119 million ($112 million paid in cash; $7 million through issuance of treasury shares under the dividend reinvestment plan). Dividends to shareholders in 2001 were $101 million ($95 million paid in cash; $6 million through issuance of treasury shares under the dividend reinvestment plan). Dividends to shareholders in 2000 were $87 million ($82 million paid in cash; $5 million through issuance of treasury shares under the dividend reinvestment plan). The 2002 dividend of $.23 per share increased 19.2% over 2001. The 2001 dividend of $.193 per share increased 15.6% over 2000. The 2000 dividend of $.167 per share increased 13.6% over 1999.

Forward-Looking Information

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" to encourage companies to provide prospective information, so long as those informational statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed. We desire to take advantage of these provisions. This report contains cautionary statements identifying important factors that could cause actual results to differ materially from those projected in this discussion and analysis, and in any other statements made by company officials in oral discussions with the financial community and contained in documents filed with the Securities and Exchange Commission (SEC). Forward-looking statements are not based on historical information and relate to future operations, strategies, financial results or other developments. Furthermore, forward-looking information is subject to numerous assumptions, risks, and uncertainties. In particular, statements containing words such as "expect," "anticipate," "believe," "goal," "objective," "may," "should," "estimate," "intends," "projects," or similar words as well as specific projections of future results, generally qualify as forward-looking. AFLAC undertakes no obligation to update such forward-looking statements.

We caution readers that the following factors, in addition to other factors mentioned from time to time in our reports filed with the SEC, could cause actual results to differ materially from those contemplated by the forward-looking statements:

- legislative and regulatory developments,
- assessments for insurance company insolvencies,
- competitive conditions in the United States and Japan,
- new product development,
- ability to attract and retain qualified sales associates,
- ability to repatriate profits from Japan,
- changes in U.S. and/or Japanese tax laws or accounting requirements,
- credit and other risks associated with AFLAC's investment activities,
- significant changes in interest rates,
- fluctuations in foreign currency rates,
- deviations in actual experience from pricing and reserving assumptions,
- level and outcome of litigation,
- downgrades in the company's credit rating,
- changes in rating agency policies or practices,
- subsidiary's ability to pay dividends to parent company, and
- general economic conditions in the United States and Japan.

SELECTED FINANCIAL DATA

(In millions, except for share and per-share amounts)

For the Year		2002	2001	2000	1999
Revenues:					
Premiums, principally supplemental health insurance		**$ 8,595**	$ 8,061	$ 8,222	$ 7,264
Net investment income		**1,614**	1,550	1,550	1,369
Realized investment gains (losses)		**(14)**	(31)	(102)	(13)
Gain on sale of broadcast business		**–**	–	–	–
Other income		**62**	18	33	20
Total revenues		**10,257**	9,598	9,703	8,640
Benefits and expenses:					
Benefits and claims		**6,589**	6,303	6,601	5,885
Expenses		**2,409**	2,214	2,090	1,977
Total benefits and expenses		**8,998**	8,517	8,691	7,862
Pretax earnings		**1,259**	1,081	1,012	778
Income taxes		**438**	394	325	207
Net earnings		**$ 821[1]**	$ 687	$ 687[2]	$ 571[3]
Per Common Share					
Net earnings (basic)		**$ 1.59[1]**	$ 1.31	$ 1.30[2]	$ 1.07[3]
Net earnings (diluted)		**1.55[1]**	1.28	1.26[2]	1.04[3]
Cash dividends		**.23**	.193	.167	.147
Shareholders' equity		**12.43**	10.40	8.87	7.28
Price range:	High	**33.45**	36.10	37.47	28.38
	Low	**23.10**	23.00	16.78	19.50
	Close	**30.12**	24.56	36.10	23.60
Price/earnings ratio:*	High	**21.4x**	26.9x	31.2x	28.4x
	Low	**14.8**	17.2	14.0	19.5
Common shares used for basic EPS (In thousands)		**517,541**	525,098	530,607	531,737
Common shares used for diluted EPS (In thousands)		**528,326**	537,383	544,906	550,845
At Year-end					
Assets:					
Investments and cash		**$ 39,147**	$ 32,792	$ 32,167	$ 32,024
Other		**5,911**	5,068	5,064	5,017
Total assets		**$ 45,058**	$ 37,860	$ 37,231	$ 37,041
Liabilities and shareholders' equity:					
Policy liabilities		**$ 32,726**	$ 27,592	$ 28,565	$ 29,604
Notes payable		**1,312**	1,207	1,079	1,018
Income taxes		**2,364**	2,091	1,894	1,511
Other liabilities		**2,262**	1,545	999	1,040
Shareholders' equity		**6,394**	5,425	4,694	3,868
Total liabilities and shareholders' equity		**$ 45,058**	$ 37,860	$ 37,231	$ 37,041
Supplemental Data					
Operating earnings**		**$ 825**	$ 720	$ 657	$ 550
Operating earnings per share (basic)**		**1.59**	1.37	1.24	1.03
Operating earnings per share (diluted)**		**1.56**	1.34	1.20	1.00
Pretax profit margin***		**12.5%**	11.5%	10.3%	9.9%
After-tax profit margin***		**8.1%**	7.5%	6.7%	6.4%
Operating return on equity****		**21.9%**	21.3%	21.7%	20.9%
Yen/dollar exchange rate at year-end		**¥ 119.90**	¥ 131.95	¥ 114.75	¥ 102.40
Weighted-average yen/dollar exchange rate		**125.15**	121.54	107.83	113.96

(1) Includes a charge of $26 ($.05 per basic and diluted share) for the policyholder protection fund in 2002 in Japan; (2) Includes a benefit of $99 ($.19 per basic share, $.18 per diluted share) from the termination of a retirement liability; (3) Includes gain of $67 ($.13 per basic share, $.12 per diluted share) due to a reduction in deferred tax liabilities from a tax rate cut in Japan and a charge of $41 ($.08 per basic share, $.07 per diluted share) for the policyholder protection fund in 1999 in Japan; (4) Includes gain of $121 ($.23 per basic share, $.22 per diluted share) due to a reduction in deferred tax liabilities from a tax rate cut in Japan and a charge of $65 ($.12 per basic and diluted share) for the policyholder protection fund in 1998 in Japan; (5) Includes gain of $211 ($.39 per basic share, $.38 per diluted share) from the sale of the broadcast business in 1997; (6) Includes gain of $48 ($.09 per basic share, $.08 per diluted share) from the sale of the broadcast business in 1996; (7) Excludes gain of $11 ($.02 per basic and diluted share) from cumulative effect of accounting changes in 1993.

1998	1997	1996	1995	1994	1993	1992
$ 5,943	$ 5,874	$ 5,910	$ 6,071	$ 5,181	$ 4,225	$ 3,369
1,138	1,078	1,022	1,025	839	689	533
(2)	(5)	2	–	–	3	(3)
–	267	60	–	–	–	–
25	37	106	95	91	84	87
7,104	7,251	7,100	7,191	6,111	5,001	3,986
4,877	4,833	4,896	5,034	4,257	3,423	2,692
1,676	1,553	1,554	1,556	1,350	1,150	970
6,553	6,386	6,450	6,590	5,607	4,573	3,662
551	865	650	601	504	428	324
64	280	256	252	211	184	141
$ 487[4]	$ 585[5]	$ 394[6]	$ 349	$ 293	$ 244[7]	$ 183
$ .91[4]	$ 1.07[5]	$ .70[6]	$ .60	$ .48	$ .39[7]	$ .30
.88[4]	1.04[5]	.68[6]	.58	.47	.39[7]	.29
.128	.112	.097	.085	.075	.065	.058
7.09	6.44	3.85	3.76	2.93	2.20	1.75
22.66	14.47	11.00	7.46	6.02	5.67	4.65
11.35	9.38	7.07	5.32	4.21	4.13	3.20
21.94	12.78	10.69	7.25	5.34	4.75	4.60
29.1x	21.9x	18.3x	12.9x	12.8x	14.9x	16.0x
14.6	14.2	11.8	9.2	9.0	10.9	11.0
532,609	544,220	560,704	582,710	605,783	619,502	615,261
551,745	563,192	577,843	597,967	618,594	631,428	628,931
$ 26,994	$ 22,880	$ 20,744	$ 20,045	$ 15,994	$ 12,469	$ 9,461
4,228	6,590	4,286	5,172	4,293	2,974	2,440
$ 31,222	$ 29,470	$ 25,030	$ 25,217	$ 20,287	$ 15,443	$ 11,901
$ 24,034	$ 19,885	$ 20,234	$ 19,514	$ 16,007	$ 12,065	$ 9,350
596	523	354	327	185	122	126
1,865	1,827	1,181	1,398	1,392	950	849
957	3,805	1,135	1,844	951	940	494
3,770	3,430	2,126	2,134	1,752	1,366	1,082
$ 31,222	$ 29,470	$ 25,030	$ 25,217	$ 20,287	$ 15,443	$ 11,901
$ 429	$ 374	$ 347	$ 349	$ 293	$ 242[7]	$ 183
.81	.69	.62	.60	.48	.39[7]	.30
.78	.66	.60	.58	.47	.38[7]	.29
9.3%	8.6%	8.4%	8.4%	8.3%	8.5%	8.2%
6.0%	5.4%	4.9%	4.8%	4.8%	4.8%[7]	4.6%
18.7%	18.8%	19.9%	22.0%	20.4%	19.9%[7]	18.4%
¥ 115.70	¥ 130.10	¥ 116.10	¥ 102.95	¥ 99.85	¥ 112.00	¥ 124.70
130.89	121.07	108.84	94.10	102.26	111.21	126.67

(*) Based on operating earnings per diluted share; (**) Excludes realized investment gains/losses; the impact of SFAS No. 133 beginning in 2001; charges for the policyholder protection fund in 1998, 1999 and 2002; the gain from the termination of a retirement liability in 2000; benefits of tax rate reductions in 1998 and 1999; and gains from the sale of the broadcast business in 1996 and 1997; (***) Operating basis; (****) Based on operating earnings and excluding unrealized gains on investment securities

CONSOLIDATED STATEMENTS OF EARNINGS

AFLAC INCORPORATED AND SUBSIDIARIES

(In millions, except for share and per-share amounts) Years Ended December 31,	**2002**	2001	2000
Revenues:			
Premiums, principally supplemental health insurance	**$ 8,595**	$ 8,061	$ 8,222
Net investment income	**1,614**	1,550	1,550
Realized investment gains (losses)	**(14)**	(31)	(102)
Other income	**62**	18	33
Total revenues	**10,257**	9,598	9,703
Benefits and expenses:			
Benefits and claims	**6,589**	6,303	6,601
Acquisition and operating expenses:			
Amortization of deferred policy acquisition costs	**385**	328	302
Insurance commissions	**1,037**	1,006	1,040
Insurance expenses	**842**	793	758
Interest expense	**20**	19	19
Japanese policyholder protection fund provision	**40**	–	–
Termination of retirement liability	**–**	–	(101)
Other operating expenses	**85**	68	72
Total acquisition and operating expenses	**2,409**	2,214	2,090
Total benefits and expenses	**8,998**	8,517	8,691
Earnings before income taxes	**1,259**	1,081	1,012
Income tax expense (benefit):			
Current	**353**	338	338
Deferred	**85**	56	(13)
Total income taxes	**438**	394	325
Net earnings	**$ 821**	$ 687	$ 687
Net earnings per share:			
Basic	**$ 1.59**	$ 1.31	$ 1.30
Diluted	**1.55**	1.28	1.26
Common shares used in computing earnings per share (In thousands):			
Basic	**517,541**	525,098	530,607
Diluted	**528,326**	537,383	544,906

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Balance Sheets

Aflac Incorporated and Subsidiaries

(In millions, except for share and per-share amounts) December 31,	**2002**	2001
Assets:		
Investments and cash:		
Securities available for sale, at fair value:		
Fixed maturities (amortized cost $19,423 in 2002 and $18,048 in 2001)	**$ 22,659**	$ 20,400
Perpetual debentures (amortized cost $2,758 in 2002 and $2,497 in 2001)	**2,730**	2,554
Equity securities (cost $262 in 2002 and $215 in 2001)	**258**	245
Securities held to maturity, at amortized cost:		
Fixed maturities (fair value $8,599 in 2002 and $5,262 in 2001)	**8,394**	5,417
Perpetual debentures (fair value $3,595 in 2002 and $3,267 in 2001)	**3,700**	3,306
Other investments	**27**	18
Cash and cash equivalents	**1,379**	852
Total investments and cash	**39,147**	32,792
Receivables, primarily premiums	**435**	341
Accrued investment income	**414**	381
Deferred policy acquisition costs	**4,277**	3,651
Property and equipment, at cost less accumulated depreciation	**482**	456
Other	**303**	239
Total assets	**$ 45,058**	$ 37,860
Liabilities and shareholders' equity:		
Liabilities:		
Policy liabilities:		
Future policy benefits	**$ 29,797**	$ 25,106
Unpaid policy claims	**1,753**	1,615
Unearned premiums	**428**	352
Other policyholders' funds	**748**	519
Total policy liabilities	**32,726**	27,592
Notes payable	**1,312**	1,207
Income taxes	**2,364**	2,091
Payables for security transactions	**274**	271
Payables for return of cash collateral on loaned securities	**1,049**	494
Other	**939**	780
Commitments and contingent liabilities (Notes 10 and 11)		
Total liabilities	**38,664**	32,435
Shareholders' equity:		
Common stock of $.10 par value. In thousands: authorized 1,000,000 shares; issued 648,618 shares in 2002 and 646,559 shares in 2001	**65**	65
Additional paid-in capital	**371**	338
Retained earnings	**5,244**	4,542
Accumulated other comprehensive income:		
Unrealized foreign currency translation gains	**222**	213
Unrealized gains on investment securities	**2,416**	1,878
Minimum pension liability adjustment	**(8)**	–
Treasury stock, at average cost	**(1,916)**	(1,611)
Total shareholders' equity	**6,394**	5,425
Total liabilities and shareholders' equity	**$ 45,058**	$ 37,860

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

Aflac Incorporated and Subsidiaries

(In millions, except for per-share amounts) Years Ended December 31,	**2002**	2001	2000
Common stock:			
Balance, beginning of year	**$ 65**	$ 32	$ 32
Exercise of stock options	**–**	1	–
Two-for-one stock split	**–**	32	–
Balance, end of year	**65**	65	32
Additional paid-in capital:			
Balance, beginning of year	**338**	336	310
Exercise of stock options, including income tax benefits	**11**	10	18
Gain on treasury stock reissued	**22**	24	8
Two-for-one stock split	**–**	(32)	–
Balance, end of year	**371**	338	336
Retained earnings:			
Balance, beginning of year	**4,542**	3,956	3,356
Net earnings	**821**	687	687
Dividends to shareholders ($.23 per share in 2002, $.193 per share in 2001, and $.167 in 2000)	**(119)**	(101)	(87)
Balance, end of year	**5,244**	4,542	3,956
Accumulated other comprehensive income:			
Balance, beginning of year	**2,091**	1,668	1,264
Change in unrealized foreign currency translation gains (losses) during year, net of income taxes	**9**	19	(38)
Change in unrealized gains (losses) on investment securities during year, net of income taxes	**538**	404	442
Minimum pension liability adjustment during year, net of income taxes	**(8)**	–	–
Balance, end of year	**2,630**	2,091	1,668
Treasury stock:			
Balance, beginning of year	**(1,611)**	(1,298)	(1,094)
Purchases of treasury stock	**(346)**	(350)	(239)
Cost of shares issued	**41**	37	35
Balance, end of year	**(1,916)**	(1,611)	(1,298)
Total shareholders' equity	**$ 6,394**	$ 5,425	$ 4,694

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

AFLAC Incorporated and Subsidiaries

(In millions) Years Ended December 31,	2002	2001	2000
Cash flows from operating activities:			
Net earnings	$ 821	$ 687	$ 687
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Change in receivables and advance premiums	(11)	(44)	(35)
Increase in deferred policy acquisition costs	(372)	(325)	(310)
Increase in policy liabilities	2,385	2,380	2,719
Change in income tax liabilities	67	46	295
Realized investment losses	14	31	102
Japanese policyholder protection fund provision	40	–	–
Termination of retirement liability	–	–	(101)
Other, net	94	74	(112)
Net cash provided by operating activities	3,038	2,849	3,245
Cash flows from investing activities:			
Proceeds from investments sold or matured:			
Securities available for sale:			
Fixed maturities sold	1,729	1,799	795
Fixed maturities matured	1,188	700	454
Equity securities and other	69	92	35
Securities held to maturity:			
Fixed maturities matured or called	240	128	18
Costs of investments acquired:			
Securities available for sale:			
Fixed maturities	(3,057)	(2,441)	(4,360)
Perpetual debentures	–	(495)	(26)
Equity securities	(130)	(152)	(67)
Securities held to maturity:			
Fixed maturities	(2,619)	(2,040)	–
Perpetual debentures	(136)	(416)	–
Cash received as collateral on loaned securities, net	485	416	127
Additions to property and equipment, net	(25)	(45)	(26)
Other, net	(18)	(19)	(9)
Net cash used by investing activities	(2,274)	(2,473)	(3,059)
Cash flows from financing activities:			
Proceeds from borrowings	254	333	294
Principal payments under debt obligations	(234)	(116)	(187)
Change in investment-type contracts, net	74	138	38
Dividends paid to shareholders	(112)	(95)	(82)
Purchases of treasury stock	(346)	(350)	(239)
Treasury stock reissued	35	38	31
Other, net	9	10	15
Net cash used by financing activities	(320)	(42)	(130)
Effect of exchange rate changes on cash and cash equivalents	83	(91)	(63)
Net change in cash and cash equivalents	527	243	(7)
Cash and cash equivalents, beginning of year	852	609	616
Cash and cash equivalents, end of year	$ 1,379	$ 852	$ 609
Supplemental disclosures of cash flow information — See Note 12			

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

AFLAC Incorporated and Subsidiaries

(In millions) Years Ended December 31,	2002	2001	2000
Net earnings	$ 821	$ 687	$ 687
Other comprehensive income before income taxes:			
Foreign currency translation adjustments:			
Change in unrealized foreign currency translation gains (losses) during year	(72)	119	97
Unrealized gains (losses) on investment securities:			
Unrealized holding gains (losses) arising during year	763	509	521
Reclassification adjustment for realized (gains) losses included in net earnings	13	3	101
Minimum pension liability adjustment during year	(8)	–	–
Total other comprehensive income before income taxes	696	631	719
Income tax expense related to items of other comprehensive income	157	207	315
Other comprehensive income net of income taxes	539	424	404
Total comprehensive income	$ 1,360	$ 1,111	$ 1,091

See the accompanying Notes to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Description of Business: AFLAC Incorporated (the Parent Company) and its subsidiaries (the Company) primarily sell supplemental health and life insurance in the United States and Japan. The Company's insurance operations are conducted through American Family Life Assurance Company of Columbus (AFLAC), which operates in the United States (AFLAC U.S.) and as a branch in Japan (AFLAC Japan). Most of our insurance policies are individually underwritten and marketed at worksites through independent agents with premiums paid by the employee. AFLAC Japan, which conducts its insurance operations in Japanese yen, accounted for 75% of the Company's total revenues in 2002, 78% in 2001 and 82% in 2000, and 84% of total assets at both December 31, 2002 and 2001.

Basis of Presentation: We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). These principles are established primarily by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants. The preparation of financial statements in conformity with GAAP requires us to make estimates when recording transactions resulting from business operations based on information currently available. The most significant items on our balance sheet that involve a greater degree of accounting estimates and actuarial determinations subject to changes in the future are the valuation of investments, deferred policy acquisition costs, and liabilities for future policy benefits and unpaid policy claims. The accounting estimates and actuarial determinations are sensitive to market conditions, investment yields, mortality, morbidity, commission and other acquisition expenses, and terminations by policyholders. As additional information becomes available, or actual amounts are determinable, the recorded estimates will be revised and reflected in operating results. Although some variability is inherent in these estimates, we believe the amounts provided are adequate.

Translation of Foreign Currencies: The functional currency of AFLAC Japan's insurance operations is the Japanese yen. We translate financial statement accounts that are maintained in foreign currencies into U.S. dollars as follows. Assets and liabilities denominated in foreign currencies are translated at end-of-period exchange rates. Realized gains and losses on security transactions are translated at the exchange rate on the trade date of each transaction. Other revenues, expenses and cash flows are translated using weighted-average exchange rates for the year. The resulting currency translation adjustments are reported in accumulated other comprehensive income. We include in earnings the realized currency exchange gains and losses resulting from transactions. Realized currency exchange gains and losses were immaterial during the three-year period ended December 31, 2002.

AFLAC Japan maintains an investment portfolio of dollar-denominated securities on behalf of AFLAC U.S. The functional currency for these investments is the U.S. dollar. The related investment income and realized/unrealized investment gains and losses are also denominated in U.S. dollars.

We have designated the cross-currency swaps and the yen-denominated notes payable held by the Parent Company as a hedge of our investment in AFLAC Japan (see the section in this note titled, "Derivatives"). Outstanding principal and related accrued interest on these items are translated into U.S. dollars at end-of-period exchange rates. Currency translation adjustments are included in accumulated other comprehensive income.

Insurance Revenue and Expense Recognition: The supplemental health and life insurance policies we issue are classified as long-duration contracts. The contract provisions generally cannot be changed or canceled during the contract period; however, we may adjust premiums for supplemental health policies issued in the United States within prescribed guidelines and with the approval of state insurance regulatory authorities.

Insurance premiums for health and life policies are recognized ratably as earned income over the premium payment periods of the policies. When revenues are reported, the related amounts of benefits and expenses are charged against such revenues, so that profits are recognized in proportion to premium revenues during the period the policies are expected to remain in force. This association is accomplished by means of annual additions to the liability for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

The calculation of deferred policy acquisition costs and the liability for future policy benefits requires the use of estimates consistent with sound actuarial valuation techniques. For new policy issues, we review our actuarial assumptions and deferrable acquisition costs each year and revise them when necessary to more closely reflect recent experience and studies of actual acquisition costs. For policies in force, we evaluate deferred policy acquisition costs by major product groupings to determine that they are recoverable from future revenues. Any resulting adjustment is charged against net earnings.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, money market instruments and other debt instruments with a maturity of 90 days or less when purchased.

Investments: Our debt securities include fixed-maturity securities and perpetual debentures, which are classified as either held to maturity or available for sale. Securities classified as held to maturity are securities that we have the ability and intent to hold to maturity or redemption and are carried at amortized cost. All other debt securities and our equity securities are classified as available for sale and are carried at fair value. If the fair value is higher than the amortized cost for debt securities, or the purchase cost for equity securities, the excess is an unrealized gain; and if lower than cost, the difference is an unrealized loss.

For the Japanese reporting fiscal year ended March 31, 2002, new Japanese accounting principles and regulations became effective that impacted investment classifications and solvency margin calculations on a Japanese accounting basis. As a result of these new requirements, we re-evaluated AFLAC Japan's investment portfolio and our intent related to the holding period of certain investment securities. In order to minimize potential fluctuations of future solvency margins, we made certain reclassifications of debt securities between the held-to-maturity and available-for-sale categories as of March 31, 2001 (see Note 3).

The net unrealized gains and losses on securities available for sale, plus the unamortized unrealized gains and losses on debt securities transferred to the held-to-maturity portfolio, less related deferred income taxes, are included in accumulated other comprehensive income.

Amortized cost of debt securities is based on our purchase price adjusted for accrual of discount, or amortization of premium. The amortized cost of debt securities we purchase at a discount will equal the face or par value at maturity. Debt securities that we purchase at a premium will have an amortized cost equal to face or par value at maturity or the call date, if applicable. Interest is reported as income when earned and is adjusted for amortization of any premium or discount.

For the collateralized mortgage obligations (CMOs) held in our fixed-maturity securities portfolio, we recognize income using a constant effective yield, which is based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in CMO securities is adjusted to the amount that would have existed had the new effective yield been applied at the time of acquisition. This adjustment is reflected in net investment income.

We use the specific identification method to determine the gain or loss from securities transactions and report the realized gain or loss in the consolidated statements of earnings.

Our portfolio managers and credit research personnel routinely monitor and evaluate the difference between the cost and fair value of our investments. Additionally, credit analysis and/or credit rating issues related to specific investments may trigger more intensive monitoring to determine if a decline in market value is other than temporary. For investments with a market value below cost, the process includes evaluating the length of time and the extent to which cost exceeds market value, the prospects and financial condition of the issuer, and our intent and ability to retain the investment to allow for recovery in market value, among other factors. This process is not exact and further requires consideration of risks such as credit risk, which to a certain extent can be controlled, and interest rate risk, which cannot be controlled. Therefore, if an investment's cost exceeds its market value solely due to changes in interest rates, impairment may not be appropriate. If, after monitoring and analysis, management believes that a decline in fair value is other than temporary, we adjust the amortized cost of the security and report a realized loss in the consolidated statements of earnings.

We lend fixed-maturity securities to financial institutions in short-term security lending transactions. These securities continue to be carried as investment assets on our balance sheet during the terms of the loans and are not reported as sales. We receive cash or other securities as collateral for such loans. For loans involving unrestricted cash collateral, the collateral is reported as an asset with a corresponding liability for the return of the collateral. For loans collateralized by securities, the collateral is not reported as an asset or liability.

Deferred Policy Acquisition Costs: The costs of acquiring new business are deferred and amortized with interest, over the premium payment periods in proportion to the ratio of annual premium income to total anticipated premium income. Anticipated premium income is estimated by using the same mortality and persistency assumptions used for computing liabilities for future policy benefits. In this manner, the related acquisition expenses are matched with revenues. Deferred costs include the excess of current-year commissions over ultimate renewal-year commissions and certain direct and allocated policy issue, underwriting and marketing expenses. All of these costs vary with and are primarily related to the production of new business.

Policy Liabilities: The liabilities for future policy benefits are computed by a net level premium method using estimated future investment yields, persistency and recognized morbidity and mortality tables modified to reflect our experience, including a provision for adverse deviation.

Unpaid policy claims are estimates computed on an undiscounted basis using statistical analyses of historical claims experience adjusted for current trends and changed conditions and include a provision for adverse deviation. The ultimate liability may vary significantly from such estimates. We regularly adjust these estimates as new claims experience emerges and reflect the changes in operating results in the year such adjustments are made.

Income Taxes: Income tax provisions are generally based on pretax earnings reported for financial statement purposes, which differ from those amounts used in preparing our income tax returns. Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which we expect the temporary differences to reverse.

Derivatives: We have only limited activity with derivative financial instruments. We do not use them for trading purposes, nor do we engage in leveraged derivative transactions. At December 31, 2002, our only outstanding derivative contracts were cross-currency swaps. Effective January 1, 2001, we adopted Statement of Financial Accounting Standards (SFAS) No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities (see the section in this note titled, "New Accounting Pronouncements").

The adoption of SFAS No. 133 changed the accounting and disclosure requirements for our derivative instruments. In accordance with SFAS No. 133, we recognize the fair value of all derivatives as either assets or liabilities on the balance sheet. We report the changes in fair value of the foreign currency portion of our cross-currency swaps in other comprehensive income. Changes in the fair value of the interest rate component are reflected in other income in the consolidated statements of earnings.

We document all relationships between hedging instruments and hedged items, as well as our risk-management objectives for undertaking various hedge transactions. This process includes linking all derivatives that are designated as hedges to specific assets or liabilities on the balance sheet. We also assess, both at inception and on an ongoing basis, whether the derivatives and nonderivatives used in hedging activities are highly effective in offsetting changes in fair values of the hedged items. The assessment of hedge effectiveness determines the noncash accounting treatment of changes in fair value.

At December 31, 2002, our cross-currency swaps outstanding were related to the $450 million of senior notes (see Notes 4 and 6). We have designated these swaps as a hedge of our investment in AFLAC Japan. The fair value of the cross-currency swaps is affected by changes in the yen/dollar exchange rate and changes in yen and dollar interest rates.

Prior to the adoption of SFAS No. 133 in 2001, we reported the fair value of the currency portion of the cross-currency swaps on the balance sheet and the change in fair value was included in accumulated other comprehensive income. The portion of the swaps' fair value related to the interest rate component and changes therein were not included in the financial statements.

Policyholder Protection Fund and State Guaranty Association Assessments: In Japan, the government has required the insurance industry to contribute to a policyholder protection fund. We recognize a charge for our estimated share of the industry's obligation once it is determinable. We review the estimated liability for policyholder protection fund contributions on an annual basis and report any adjustments in net earnings.

In the United States, each state has a guaranty association that supports insolvent insurers operating in those states. To date, our state guaranty association assessments have not been material.

Employee Stock Options: At December 31, 2002, we had an employee stock option plan, which is described more fully in Note 8. We apply the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for our plan. No compensation expense is reflected in net earnings as all options granted under our stock option plan have an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per share, assuming we had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

(In millions, except for per-share amounts)	**2002**	2001	2000
Net earnings as reported	**$ 821**	$ 687	$ 687
Deduct compensation expense determined under a fair value method, net of tax	**(36)**	(33)	(27)
Pro forma net earnings	**$ 785**	$ 654	$ 660
Earnings per share:			
Basic - as reported	**$ 1.59**	$ 1.31	$ 1.30
Basic - pro forma	**1.52**	1.25	1.25
Diluted - as reported	**$ 1.55**	$ 1.28	$ 1.26
Diluted - pro forma	**1.48**	1.22	1.21

Treasury Shares: Treasury shares we acquire are reflected as a reduction of shareholders' equity at cost, which is the market value at the time of the transaction. We use the weighted-average purchase cost to determine the cost of treasury shares that are reissued. We include any gains and losses in additional paid-in capital when treasury shares are reissued.

Earnings Per Share: We compute basic earnings per share (EPS) by dividing net earnings by the weighted-average number of shares outstanding for the period. Diluted EPS is computed by dividing net earnings by the weighted-average number of shares outstanding for the period plus the shares representing the dilutive effect of stock options.

New Accounting Pronouncements: In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. This standard, which amends the transition and disclosure issues associated with SFAS No. 123, became effective for years ending after December 15, 2002. We have no plans to adopt the fair value provisions of SFAS No. 123. The requirements of this standard are not expected to impact our financial position or results of operations.

We adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, effective January 1, 2001. Under this standard, the fair values of derivatives are reported as assets or liabilities on the balance sheet. The fair value of our derivatives increases or decreases as exchange rates, interest rates and general economic conditions change. The adoption of this accounting standard introduced additional volatility into reported net earnings and other comprehensive income, which may continue depending on market conditions and our hedging activities. SFAS No. 133 did not affect the way we recognize the change in fair value of the accrued interest component or the foreign currency portion of the cross-currency swaps. However, we now recognize the change in fair value of the interest rate component in other income. Prior to the adoption of SFAS No. 133 in 2001, the fair value of the interest rate component and changes therein were not recognized in the financial statements. The cumulative transition effect associated with this new accounting standard was a gain of approximately $293,000. Net earnings included a gain of $37 million ($.07 per diluted share) in 2002 and $1 million (nil per diluted share) in 2001, representing the change in fair value of the interest rate component of the swaps. See Note 4 for additional information on our derivative and nonderivative financial instruments.

During the last two years, the FASB has issued a number of accounting pronouncements with various effective dates: SFAS No. 141, Business Combinations; SFAS No. 142, Goodwill and Other Intangible Assets; SFAS No. 143, Accounting for Asset Retirement Obligations; SFAS No. 144, Accounting for the Impairment or

Disposal of Long-Lived Assets; SFAS No. 145, Recision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections; SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities; and SFAS No. 147, Acquisitions of Certain Financial Institutions - an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9. These pronouncements do not have a material effect on our financial statements.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The disclosure provisions of this interpretation are effective for fiscal years ending after December 15, 2002. The initial recognition and measurement provisions of this interpretation apply to guarantees issued or modified after December 31, 2002, on a prospective basis. This interpretation is not expected to have a material impact on our financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. This interpretation addresses consolidation and disclosure issues associated with variable interest entities. We are currently evaluating our investments in variable interest entities. The requirements of the interpretation, however, are not expected to have a material impact on our financial position or results of operations.

Reclassifications: Certain reclassifications have been made to prior-year amounts to conform to current-year reporting classifications. These reclassifications had no impact on net earnings.

(2) FOREIGN INFORMATION AND BUSINESS SEGMENT INFORMATION

The Company consists of two reportable insurance business segments: AFLAC Japan and AFLAC U.S. We sell supplemental health and life insurance through AFLAC Japan and AFLAC U.S. Most of our policies are individually underwritten and marketed at worksites through independent agents with premiums paid by the employee.

Operating business segments that are not individually reportable are included in the "Other business segments" category. We do not allocate corporate overhead expenses to business segments. We evaluate our business segments using a non-GAAP financial performance measure called pretax operating earnings. Our definition of pretax operating earnings excludes from net earnings the following items on an after-tax basis: realized investment gains/losses, the change in fair value of the interest rate component of cross-currency swaps beginning in 2001, the charge for the Japanese policyholder protection fund in 2002, and the gain from the termination of a retirement liability in 2000. We then exclude income taxes related to operations to arrive at pretax operating earnings. Information regarding components of operations and lines of business for the years ended December 31 follows:

(In millions)	**2002**	2001	2000
Revenues:			
AFLAC Japan:			
Earned premiums:			
Cancer life	**$ 4,492**	$ 4,508	$ 4,976
Other accident and health	**1,201**	1,075	1,037
Life insurance	**680**	634	655
Net investment income	**1,276**	1,234	1,261
Other income	**1**	1	7
Total AFLAC Japan	**7,650**	7,452	7,936
AFLAC U.S.:			
Earned premiums:			
Cancer expense	**757**	654	585
Accident/disability	**900**	713	565
Other health	**487**	416	360
Life insurance	**77**	61	44
Net investment income	**331**	303	277
Other income	**9**	8	5
Total AFLAC U.S.	**2,561**	2,155	1,836
Other business segments	**48**	32	31
Total business segments	**10,259**	9,639	9,803
Realized investment gains (losses)	**(14)**	(31)	(102)
Corporate*	**78**	31	32
Intercompany eliminations	**(66)**	(41)	(30)
Total revenues	**$ 10,257**	$ 9,598	$ 9,703
Earnings before income taxes:			
AFLAC Japan	**$ 938**	$ 823	$ 771
AFLAC U.S.	**402**	345	290
Other business segments	**1**	(8)	(6)
Total business segments	**1,341**	1,160	1,055
Realized investment gains (losses)	**(14)**	(31)	(102)
Japanese policyholder protection fund provision	**(40)**	–	–
Termination of retirement liability	**–**	–	101
Interest expense, noninsurance operations	**(16)**	(16)	(16)
Corporate*	**(12)**	(32)	(26)
Total earnings before income taxes	**$ 1,259**	$ 1,081	$ 1,012
Advertising expense:			
AFLAC Japan	**$ 48**	$ 60	$ 62
AFLAC U.S.	**57**	45	38
Total advertising expense	**$ 105**	$ 105	$ 100

* Includes investment income of $7 in 2002, $13 in 2001 and $12 in 2000. Also includes a gain of $37 in 2002 and $1 in 2001 related to the change in fair value of the interest rate component of the cross-currency swaps.

Assets at December 31 were as follows:

(In millions)	2002	2001
Assets:		
AFLAC Japan	**$ 37,983**	$ 31,729
AFLAC U.S.	**6,672**	5,729
Other business segments	**62**	43
Total business segments	**44,717**	37,501
Corporate	**7,887**	6,830
Intercompany eliminations	**(7,546)**	(6,471)
Total assets	**$ 45,058**	$ 37,860

Net additions to property and equipment, including capitalized lease obligations, were $33 million in 2002, $62 million in 2001 and $51 million in 2000. Total depreciation and amortization expense was $60 million in 2002, $37 million in 2001, and $33 million in 2000; AFLAC Japan accounted for $29 million in 2002, $21 million in 2001, and $20 million in 2000.

Advertising and depreciation expenses are included in insurance expenses in the consolidated statements of earnings.

Receivables consisted primarily of monthly insurance premiums due from individual policyholders or their employers for payroll deduction of premiums. At December 31, 2002, $217 million, or 49.9% of total receivables were related to AFLAC Japan's operations, compared with $171 million, or 50.1%, at December 31, 2001.

Yen-Translation Effects: The following table shows the yen/dollar exchange rates used for the three-year period ended December 31, 2002, and their effect on selected financial data.

	2002	2001	2000
Balance Sheets:			
Yen/dollar exchange rate at December 31	**119.90**	131.95	114.75
Yen percent strengthening (weakening)	**10.1%**	(13.0)%	(10.8)%
Exchange effect on total assets (billions)*	**$ 3.2**	$ (4.4)	$ (3.6)
Exchange effect on total liabilities (billions)*	**$ 3.1**	$ (4.3)	$ (3.5)
Statements of Earnings:			
Weighted-average yen/dollar exchange rate	**125.15**	121.54	107.83
Yen percent strengthening (weakening)	**(2.9)%**	(11.3)%	5.7%
Exchange effect on net earnings (millions)*	**$ (10)**	$ (39)	$ 11
Exchange effect on diluted net EPS*	**$ (.02)**	$ (.07)	$ .02

* Exchange effect amounts were determined using the same yen/dollar exchange rate for the current year as each respective prior year.

AFLAC Japan owns U.S. dollar-denominated securities, which serve as an economic currency hedge of a portion of our investment in AFLAC Japan. We have designated the Parent Company's yen-denominated notes payable and cross-currency swaps as a hedge of our investment in AFLAC Japan. The dollar values of our yen-denominated net assets, which are subject to foreign currency translation fluctuations for financial reporting purposes, are summarized as follows at December 31 (translated at end-of-year exchange rates):

(In millions)	2002	2001
AFLAC Japan net assets	**$ 4,806**	$ 4,128
Less:		
AFLAC Japan dollar-denominated net assets	**2,518**	2,193
Parent Company yen-denominated net liabilities	**1,297**	1,150
Consolidated yen-denominated net assets subject to foreign currency translation fluctuations	**$ 991**	$ 785

Remittances from AFLAC Japan: AFLAC Japan makes payments to the Parent Company for management fees and to AFLAC U.S. for allocated expenses and remittances of earnings. These payments totaled $429 million in 2002, $228 million in 2001 and $199 million in 2000. See Note 9 for information concerning restrictions on remittances from AFLAC Japan.

Policyholder Protection Fund: In December 2002, the Japanese Life Insurance Policyholder Protection Corporation agreed to increase the life insurance industry's obligation to the Japanese policyholder protection fund. We recognized our estimated share of this obligation in 2002 and decreased pretax earnings by $40 million ($26 million after taxes, or $.05 per diluted share). The total liability accrued for our obligations to the policyholder protection fund was $227 million (¥27.3 billion) at December 31, 2002, compared with $186 million (¥24.5 billion) a year ago. The obligation is expected to be payable in installments through 2011.

(3) INVESTMENTS

The amortized cost for debt securities, cost for equity securities and the fair values of these investments at December 31 are shown in the following table:

	2002				2001			
(In millions)	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale, carried at fair value:								
Fixed maturities:								
Yen-denominated:								
Government and guaranteed	$ 6,572	$ 1,950	$ 1	$ 8,521	$ 5,412	$ 1,621	$ 2	$ 7,031
Municipalities	20	5	–	25	75	6	–	81
Public utilities	2,438	380	–	2,818	2,953	320	3	3,270
Sovereign and supranational	77	16	–	93	49	10	–	59
Banks/financial institutions	2,821	423	24	3,220	2,632	302	33	2,901
Other corporate	1,139	97	32	1,204	1,081	66	40	1,107
Total yen-denominated	13,067	2,871	57	15,881	12,202	2,325	78	14,449
Dollar-denominated:								
Government	64	9	–	73	130	8	–	138
Municipalities	81	12	–	93	42	3	–	45
Mortgage-backed securities	77	6	–	83	138	5	–	143
Public utilities	708	57	8	757	439	16	8	447
Sovereign and supranational	251	27	5	273	123	12	–	135
Banks/financial institutions	2,497	215	65	2,647	2,260	92	58	2,294
Other corporate	2,678	270	96	2,852	2,714	110	75	2,749
Total dollar-denominated	6,356	596	174	6,778	5,846	246	141	5,951
Total fixed maturities	19,423	3,467	231	22,659	18,048	2,571	219	20,400
Perpetual debentures:								
Yen-denominated:								
Primarily banks/financial institutions	2,427	120	182	2,365	2,167	137	94	2,210
Dollar-denominated:								
Banks/financial institutions	331	37	3	365	330	15	1	344
Total perpetual debentures	2,758	157	185	2,730	2,497	152	95	2,554
Equity securities	262	28	32	258	215	49	19	245
Total securities available for sale	$22,443	$ 3,652	$ 448	$ 25,647	$ 20,760	$ 2,772	$ 333	$ 23,199
Securities held to maturity, carried at amortized cost:								
Fixed maturities:								
Yen-denominated:								
Government	$ 1,401	$ 64	$ 48	$ 1,417	$ 1,280	$ 20	$ 70	$ 1,230
Municipalities	260	33	–	293	237	12	1	248
Public utilities	956	56	26	986	630	17	27	620
Banks/financial institutions	2,849	255	108	2,996	1,915	102	153	1,864
Other corporate	2,928	172	193	2,907	1,355	58	113	1,300
Total fixed maturities	8,394	580	375	8,599	5,417	209	364	5,262
Perpetual debentures:								
Yen-denominated:								
Banks/financial institutions	3,700	103	208	3,595	3,306	133	172	3,267
Total perpetual debentures	3,700	103	208	3,595	3,306	133	172	3,267
Total securities held to maturity	$12,094	$ 683	$ 583	$ 12,194	$ 8,723	$ 342	$ 536	$ 8,529

Fair values of debt securities and privately issued equity securities were determined using quotations provided by outside securities pricing sources and/or compiled using data provided by external debt and equity market sources. The data used in estimating fair value include credit spreads of comparably credit-rated securities and market quotations of securities with similar maturity and call structure characteristics. Fair values are then computed using standard industry models that provide pricing data based on a wide variety of inputs as noted above. The fair values provided by outside sources are reviewed internally for reasonableness. If a fair value appears unreasonable, the inputs are re-examined and the value is confirmed or revised. The fair values for publicly traded equity securities were determined using market quotations from the public exchange markets where the security is principally traded.

The contractual maturities of our investments in fixed maturities at December 31, 2002, were as follows:

	AFLAC Japan		AFLAC U.S.	
(In millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale:				
Due in one year or less	$ 619	$ 635	$ 74	$ 75
Due after one year through five years	1,739	1,926	353	373
Due after five years through 10 years	3,765	5,155	418	455
Due after 10 years	8,836	10,248	3,542	3,709
U.S. mortgage-backed securities	67	72	10	11
Total fixed maturities available for sale	$15,026	$18,036	$4,397	$4,623
Held to maturity:				
Due after one year through five years	$ 47	$ 51	$ –	$ –
Due after five years through 10 years	956	1,080	–	–
Due after 10 years	7,391	7,468	–	–
Total fixed maturities held to maturity	$ 8,394	$ 8,599	$ –	$ –

Expected maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.

In recent years we have purchased subordinated perpetual debenture securities. These securities are subordinated to other debt obligations of the issuer, but rank higher than equity securities. Although these securities have no contractual maturity, the interest coupons that were fixed at the issue date subsequently increase to a market interest rate plus 150 to 300 basis points and change to a variable interest rate basis, generally by the 25th year after issuance, thereby creating an economic maturity date.

The economic maturities of our investments in perpetual debentures at December 31, 2002, were as follows:

	AFLAC Japan		AFLAC U.S.	
(In millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale:				
Due in one year or less	$ 125	$ 130	$ –	$ –
Due after one year through five years	135	150	72	82
Due after five years through 10 years	422	493	–	–
Due after 10 years through 15 years	250	294	–	–
Due after 15 years	1,681	1,502	73	79
Total perpetual debentures available for sale	$ 2,613	$ 2,569	$ 145	$ 161
Held to maturity:				
Due after five years through 10 years	$ 927	$ 961	$ –	$ –
Due after 10 years through 15 years	1,581	1,549	–	–
Due after 15 years	1,192	1,085	–	–
Total perpetual debentures held to maturity	$ 3,700	$ 3,595	$ –	$ –

Privately issued securities, at amortized cost, accounted for $20.6 billion, or 60.2%, of our total debt securities as of December 31, 2002, compared with $16.7 billion, or 57.1%, at December 31, 2001. Privately issued securities held by AFLAC Japan at amortized cost accounted for $19.3 billion, or 56.3%, and $15.4 billion, or 52.5%, of total debt securities at December 31, 2002 and 2001, respectively. Of the total privately issued securities, reverse-dual currency debt securities (principal payments in yen, interest payments in dollars) accounted for $4.7 billion and $4.2 billion at amortized cost as of December 31, 2002 and 2001, respectively.

As part of our investment activities, we have investments in several fixed-maturity yen-denominated variable interest entities (VIEs). At December 31, 2002, available-for-sale VIEs totaled $678 million at fair value ($679 million at amortized cost), compared with $596 million at fair value ($617 million at amortized cost) in 2001. At December 31, 2002, held-to-maturity VIEs totaled $267 million at amortized cost ($230 million at fair value), compared with $243 million at amortized cost ($199 million at fair value) in 2001. The underlying collateral assets of the VIEs are either yen-denominated securities or dollar-denominated securities that have been effectively transformed into yen-denominated assets through the use of currency and interest rate swaps. Each VIE has a default trigger whereby default on any of the underlying notes would force dissolution of the VIE, distribution of the underlying securities, and termination of the related swaps. We are not the issuer of any of the VIEs, nor do we retain any control over these entities. Therefore, our loss exposure is limited to the cost of our investment.

The following debt securities individually exceeded 10% of shareholders' equity at December 31:

	2002			2001		
(In millions)	**Credit Rating**	**Amortized Cost**	**Fair Value**	Credit Rating	Amortized Cost	Fair Value
Japan National Government	**AA**	**$ 6,023**	**$ 7,878**	AA	$ 4,915	$ 6,452
Credit Suisse First Boston	**A**	**767**	**745**	A	579	570
The Israel Electric Corporation Limited	**A**	**719**	**764**	A	649	632
Takefuji Corporation	**A**	**676**	**733**		*	*
The Tokyo Electric Power Co., Inc.		*	*	AA	744	844
HBOS PLC		*	*	AA	576	548

* Less than 10%

At December 31, 2002, we owned debt securities that were rated below investment grade in the amount of $791 million at amortized cost ($635 million at fair value), or 2.3% of total debt securities, compared with $355 million at amortized cost ($348 million at fair value), or 1.2% of total debt securities in 2001. Each of the below-investment-grade securities was investment grade at the time of purchase and was subsequently downgraded by credit rating agencies. These securities are held in the available-for-sale portfolio.

In 2002, we recognized pretax impairment losses of $58 million. These impairment losses were related to the corporate debt security of a Japanese issuer ($37 million) and various equity securities we believe experienced other than temporary declines in fair value. These impairment losses and other investment transactions in the normal course of business decreased pretax earnings by $14 million (after-tax, $.03 per diluted share).

In 2001, we recognized pretax impairment losses of $86 million. These impairment losses were primarily related to the corporate debt securities of a U.S. issuer and a European issuer, both of which experienced credit rating downgrades. We also recognized pretax impairment losses on equity securities of $31 million, which included a $28 million loss related to our investment in two human resource service companies. In addition, we realized investment gains in connection with a change in the outside investment manager of a portion of our U.S. equity securities portfolio. These gains and impairment losses, when included with other investment transactions in the normal course of business, decreased pretax earnings by $31 million (after-tax, $.06 per diluted share).

During 2000, the North American issuers of two debt securities that we owned experienced credit rating downgrades. We sold one security reported as available for sale at a pretax loss of $34 million and recognized a pretax impairment loss of $57 million on the other security, which was then transferred from held to maturity to available for sale. These losses and other investment transactions in the normal course of business decreased pretax earnings by $102 million (after-tax, $.12 per diluted share).

Information regarding realized and unrealized gains and losses from investments for the years ended December 31 follows:

(In millions)	**2002**	2001	2000
Realized investment gains (losses) on securities:			
Debt securities:			
Available for sale:			
Gross gains from sales	**$ 97**	$ 66	$ 9
Gross losses from sales	**(47)**	(23)	(53)
Impairment losses	**(37)**	(55)	–
Net gains (losses) from redemptions	**–**	1	–
Held to maturity:			
Impairment losses	**–**	–	(57)
Total debt securities	**13**	(11)	(101)
Equity securities:			
Gross gains from sales	**8**	29	9
Gross losses from sales	**(14)**	(18)	(10)
Impairment losses	**(21)**	(31)	–
Total equity securities	**(27)**	(20)	(1)
Total realized investment losses	**$ (14)**	$ (31)	$ (102)
Changes in unrealized gains (losses):			
Debt securities:			
Available for sale	**$ 798**	$ 944	$ 43
Transferred to held to maturity	**11**	(387)	(257)
Equity securities	**(34)**	(46)	(3)
Change in unrealized gains (losses)	**$ 775**	$ 511	$ (217)

The net effect on shareholders' equity of unrealized gains and losses from investment securities at December 31 was as follows:

(In millions)	**2002**	2001
Unrealized gains on securities available for sale	**$ 3,204**	$ 2,439
Unamortized unrealized gains on securities transferred to held to maturity	**625**	614
Deferred income taxes	**(1,413)**	(1,175)
Shareholders' equity, net unrealized gains on investment securities	**$ 2,416**	$ 1,878

For the Japanese reporting fiscal year ended March 31, 2002, new Japanese accounting principles and regulations became effective that impact investment classifications and solvency margin ratios on a Japanese accounting basis as prescribed by the Financial Services Agency. As a result of these new requirements, we re-evaluated AFLAC Japan's investment portfolio and our intent related to the holding period of certain investment securities. In order to minimize future fluctuations in our Japanese solvency margin ratio, we reclassified debt securities with amortized cost of $1.8 billion from the held-to-maturity category to the available-for-sale category as of March 31, 2001. Included in accumulated other comprehensive income immediately prior to the transfer was an unamortized unrealized gain of $327 million related to these securities. This gain represented the remaining unamortized portion of a $1.1 billion unrealized gain that was established in 1998 when we reclassified $6.4 billion of debt securities from the available-for-sale category to the held-to-maturity category.

We also reclassified debt securities with a fair value of $2.3 billion from the available-for-sale category to the held-to-maturity category as of March 31, 2001. The related unrealized gain of $118 million is being amortized from accumulated other comprehensive income to investment income over the remaining term of the securities. The related premium in the carrying value of the debt securities that was created when the reclassification occurred is also being amortized as an offsetting charge to investment income.

We attempt to match the duration of our assets with the duration of our liabilities. For AFLAC Japan, the duration of policy benefits and related expenses to be paid in future years is longer than that of the related investment assets due to the unavailability of acceptable yen-denominated long-duration securities. The average duration of policy benefits and related expenses to be paid in future years was approximately 12 years for both 2002 and 2001. The average duration of the yen-denominated debt securities was approximately 10 years in both 2002 and 2001. The average duration of premiums to be received in the future was approximately nine years in both 2002 and 2001.

Over the next two years, we have several yen-denominated securities that mature with yields in excess of AFLAC Japan's current net investment yield of 4.40%. These securities total $939 million at amortized cost and have an average yield of 6.14%. These maturities will contribute to a continued decline in our overall portfolio yield. Currently, when our debt securities mature, the proceeds may be reinvested at a yield below that of the interest required for the accretion of policy benefit liabilities on policies issued in earlier years. However, the investment yield on new investments has exceeded interest requirements on policies issued in recent years. Since 1994, premium rates on new business have been increased several times to help offset the lower available investment yields. Also in recent years, our strategy of developing and marketing riders as attachments to our older policies has helped offset the negative investment spread. And despite the negative investment spreads, adequate overall profit margins still exist in AFLAC Japan's aggregate block of business because of profits that have emerged from changes in mix of business and favorable mortality, morbidity, and expenses.

The components of net investment income for the years ended December 31 were as follows:

(In millions)	**2002**	2001	2000
Fixed-maturity securities	**$ 1,337**	$ 1,281	$ 1,280
Perpetual debentures	**289**	277	278
Short-term investments and cash equivalents	**5**	9	7
Equity securities and other	**3**	2	4
Gross investment income	**1,634**	1,569	1,569
Less investment expenses	**20**	19	19
Net investment income	**$ 1,614**	$ 1,550	$ 1,550

At December 31, 2002, debt securities with a fair value of $12 million were on deposit with regulatory authorities. As of December 31, 2002, $179 million, at fair value, of AFLAC Japan's debt securities had been pledged to Japan's policyholder protection fund. We retain ownership of all securities on deposit and receive the related investment income.

We lend fixed-maturity securities to financial institutions in short-term security lending transactions. These securities continue to be carried as investment assets on our balance sheet during the term of the loans and are not reported as sales. We receive cash or other securities as collateral for such loans. These short-term security lending arrangements increase investment income with minimal risk. At December 31, 2002 and 2001, we had security loans outstanding with a fair value of $1.0 billion and $480 million, respectively, and we held cash in the amount of $1.0 billion and $494 million, respectively, as collateral for the loaned securities.

Our security lending policy requires that the fair value of the securities received as collateral and cash received as collateral be 102% and 100% or more, respectively, of the fair value of the loaned securities.

(4) FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of the Company's financial instruments as of December 31 were as follows:

	2002		2001	
(In millions)	**Carrying Amount**	**Fair Value**	Carrying Amount	Fair Value
Assets:				
Fixed-maturity securities	**$ 31,053**	**$ 31,258**	$ 25,817	$ 25,662
Perpetual debentures	**6,430**	**6,325**	5,860	5,821
Equity securities	**258**	**258**	245	245
Liabilities:				
Notes payable (excl. capitalized leases)	**1,283**	**1,333**	1,174	1,181
Cross-currency swaps	**(25)**	**(25)**	(33)	(33)
Obligation to Japanese policyholder protection fund	**227**	**227**	186	186

The carrying amounts for cash and cash equivalents, receivables, accrued investment income, accounts payable, cash collateral and payables for security transactions approximated their fair values due to the short-term nature of these instruments. Consequently, such instruments are not included in the table presented on the preceding page.

The methods of determining the fair values of our investments in debt and equity securities are described in Note 3. The fair values for notes payable with fixed interest rates were obtained from an independent financial information service. The fair values for our cross-currency swaps are the expected amounts that we would receive or pay to terminate the swaps, taking into account current interest rates, foreign currency rates and the current creditworthiness of the swap counterparties. The fair value of the Japanese policyholder protection fund is our estimated share of the industry's obligation calculated on a pro rata basis by projecting our FSA-based earned premiums and reserves as a percentage of the industry's earned premiums and reserves and applying that percentage to the total industry obligation payable in future years.

The preceding table excludes liabilities for future policy benefits of $29.8 billion and $25.1 billion at December 31, 2002 and 2001, respectively, as these liabilities are not considered financial instruments.

Our risk management objectives related to our cross-currency swaps are to minimize the exposure of our shareholders' equity to foreign currency translation fluctuations and to also reduce our interest expense by converting the dollar-denominated principal and interest on our senior notes into yen-denominated obligations. By entering into these cross-currency swaps, we have effectively converted the dollar-denominated principal and interest into yen-denominated obligations, thereby reducing our interest expense from 6.50% in dollars to 1.67% in yen. See Note 1 for information on the accounting policy for cross-currency swaps.

As of December 31, 2002, we had outstanding cross-currency swap agreements related to the $450 million senior notes (see Note 6). We designated the foreign currency component of these cross-currency swaps as a hedge of the foreign currency exposure of our investment in AFLAC Japan. The notional amounts and terms of the swaps match the principal amount and terms of the senior notes.

The components of the fair value of the cross-currency swaps were reflected as an asset or (liability) on the balance sheet as of December 31 as follows:

(In millions)	**2002**	2001
Interest rate component	**$ 38**	$ 1
Foreign currency component	**(18)**	27
Accrued interest component	**5**	5
Total fair value of cross-currency swaps	**$ 25**	$ 33

The following is a reconciliation of the foreign currency component of the cross-currency swaps as included in accumulated other comprehensive income.

(In millions)	**2002**	2001	2000
Balance, beginning of year	**$ 27**	$ (34)	$ (93)
Increase (decrease) in fair value of cross-currency swaps	**(8)**	62	59
Interest rate component not qualifying for hedge accounting reclassified to net earnings*	**(37)**	(1)	-
Balance, end of year	**$ (18)**	$ 27	$ (34)

*Amount not reported in financial statements prior to January 1, 2001.

We are exposed to credit risk in the event of nonperformance by counterparties to these contracts. The counterparties to our swap agreements are U.S. and Japanese financial institutions with the following credit ratings as of December 31, 2002:

Counterparty Credit Rating	Fair Value of Swaps (In millions)	Notional Amount of Swaps (In millions)
AA	$ 20	$ 375
A	5	75
Total	$ 25	$ 450

We have also designated our yen-denominated notes payable (see Note 6) as hedges of the foreign currency exposure of our investment in AFLAC Japan.

(5) POLICY LIABILITIES

Our policy liabilities primarily include future policy benefits and unpaid policy claims, which accounted for 91% and 5% of total policy liabilities at December 31, 2002, respectively. Future policy benefits represent claims that will occur in the future and are calculated as the present value of expected benefits to be paid less the present value of expected net premiums, including a provision for adverse deviation. These present values are determined at policy issuance. Unpaid policy claims include those claims that have occurred and are in the process of payment as well as an estimate of those claims that have occurred but have not yet been reported to us. We regularly review the adequacy of our policy liabilities in total and by component. Our review indicates that our aggregate policy liabilities are adequate; however, due to changes in health care delivery and financing practices in Japan, we have experienced a change in the emergence of the liabilities that represent unpaid policy claims versus future policy benefits.

Our reviews indicate that we have experienced a decline in the average number of hospital days associated with the typical cancer treatment period in Japan. We believe the average number of days has declined primarily due to changes in the government-sponsored health care system in Japan. During 2002, this trend accelerated due to additional financial incentives that have been provided to hospitals to shorten the average hospital stay. However, our claims statistics indicate the declines in the average number of days per hospitalization are generally offset by an increase in the average number of hospitalizations required for the treatment of cancer such that the total of hospital days per claimant has not changed proportionally. Our unpaid policy claims liability primarily reflects the unpaid costs associated with a current treatment period including necessary hospitalizations. Accordingly, in 2002 we transferred $291 million from unpaid policy claims to the liability for future policy benefits to reflect the anticipated decrease in the number of days per hospitalization for the current treatment period and the associated increase in the expected number of hospitalizations. The transfer to the liability for future policy benefits was necessary because our statistics indicated that there will be an offsetting increase in the number of future hospital days associated with the treatment of cancer. These changes had no effect on net earnings.

The liability for future policy benefits as of December 31 consisted of the following:

(In millions)	Policy Issue Year	Liability Amounts 2002	2001	Interest Rates Year of Issue	In 20 Years
Health insurance:					
Japan:	1999 - 2002	**$ 1,109**	$ 559	3.0%	3.0%
	1997 - 1999	**1,842**	1,412	3.5	3.5
	1995 - 1996	**199**	165	4.0	4.0
	1994 - 1996	**2,780**	2,320	4.5	4.5
	1985 - 1994	**13,816**	11,924	5.25 - 5.65	5.25 - 5.65
	1978 - 1986	**3,848**	3,419	6.5 - 6.75	5.5
	1974 - 1979	**860**	784	7.0	5.0
U.S.:	1998 - 2002	**433**	297	7.0	7.0
	1988 - 2002	**882**	835	8.0	6.0
	1986 - 2002	**965**	864	6.0	6.0
	1985 - 1986	**26**	26	6.5	6.5
	1981 - 1986	**240**	245	7.0	5.5
	1957 - 1980	**41**	43	6.0	4.5
Life insurance:					
Japan:	2001 - 2002	**9**	1	1.85	1.85
	1999 - 2002	**275**	119	3.0	3.0
	1997 - 1999	**411**	313	3.5	3.5
	1994 - 1996	**695**	573	4.0	4.0
	1985 - 1993	**1,311**	1,159	5.25 - 5.65	5.25 - 5.65
U.S.:	1956 - 2002	**55**	48	4.0 - 6.0	4.0 - 6.0
Total		**$ 29,797**	$ 25,106		

The weighted-average interest rates reflected in the consolidated statements of earnings for future policy benefits for Japanese policies were 5.0% in 2002, 5.1% in 2001, and 5.2% in 2000; and for U.S. policies, 6.4% for each year in the three-year period ended December 31, 2002.

Changes in the liability for unpaid policy claims are summarized as follows for the years ended December 31:

(In millions)	2002	2001	2000
Unpaid supplemental health claims, beginning of year	**$ 1,540**	$ 1,670	$ 1,558
Add claims incurred during the year related to:			
Current year	**3,642**	3,454	3,663
Prior years	**(354)**	(304)	(285)
Total incurred	**3,288**	3,150	3,378
Less claims paid during the year on claims incurred during:			
Current year	**2,402**	2,285	2,303
Prior years	**866**	821	813
Total paid	**3,268**	3,106	3,116
Effect of foreign exchange rate changes on unpaid claims	**118**	(174)	(150)
Unpaid supplemental health claims, end of year	**1,678**	1,540	1,670
Unpaid life claims, end of year	**75**	75	75
Total liability for unpaid policy claims	**$ 1,753**	$ 1,615	$ 1,745

Amounts shown for prior-year claims incurred during the year primarily result from actual claim settlements at less than the original estimates, including a provision for adverse deviation, and such amounts were impacted by the declining number of hospital days as discussed above.

(6) NOTES PAYABLE

A summary of notes payable as of December 31 follows:

(In millions)	2002	2001
6.50% senior notes due April 2009 (principal amount $450)	**$ 449**	$ 449
Yen-denominated Samurai notes:		
1.55% notes due October 2005 (principal amount ¥30 billion)	**250**	227
.87% notes due June 2006 (principal amount ¥40 billion)	**334**	303
.96% notes due June 2007 (principal amount ¥30 billion)	**250**	-
Unsecured, yen-denominated notes payable to banks under a revolving credit agreement (principal amount ¥25.8 billion) paid July 2002:		
1.24% fixed interest rate	**-**	29
Variable interest rate	**-**	166
Obligations under capitalized leases, payable monthly through 2007, secured by computer equipment in Japan	**29**	33
Total notes payable	**$ 1,312**	$ 1,207

In September 2000, we filed a shelf registration statement with Japanese regulatory authorities to issue up to ¥100 billion of yen-denominated Samurai notes in Japan. These securities are not for sale to U.S. residents or entities. In October 2000, we issued ¥30 billion ($250 million using the December 31, 2002, exchange rate) of 1.55% Samurai notes due October 2005. In June 2001, we issued ¥40 billion ($334 million using the December 31, 2002, exchange rate) of .87% Samurai notes due June 2006. In July 2002, we issued ¥30 billion ($250 million using the December 31, 2002 exchange rate) of .96% Samurai notes due June 2007. All three issues are redeemable at our option at any time with a redemption price equal to the principal amount of the notes being redeemed plus a premium.

Proceeds from the 2002 Samurai notes were used to pay in full (¥25.8 billion, or $221 million at payment date) the unsecured revolving credit agreement, with the remaining proceeds being held for general corporate purposes. We also settled the interest rate swap contracts related to the unsecured revolving credit agreement. The impact on net earnings resulting from the termination of the swaps was insignificant.

For our yen-denominated loans, the principal amount as stated in dollar terms will fluctuate from period to period due to changes in the yen/dollar exchange rate. We have designated these yen-denominated notes payable as a hedge of the foreign currency exposure of our investment in AFLAC Japan. We service our yen-denominated obligations with yen cash flows generated by AFLAC Japan.

In 1999, we issued $450 million of 6.50% senior notes due April 2009. The notes are redeemable at our option at any time with a redemption price equal to the principal amount of the notes being redeemed plus a make-whole amount. We have entered into cross-currency swaps related to these notes (see Note 4).

The aggregate contractual maturities of notes payable during each of the years after December 31, 2002, are as follows: 2003, $14 million; 2004, $10 million; 2005, $254 million; 2006, $335 million; 2007, $250 million; and 2009, $449 million.

We were in compliance with all covenants of our notes payable at December 31, 2002. No events of default or defaults occurred during 2002 and 2001.

(7) INCOME TAXES

The components of income tax expense (benefit) applicable to pretax earnings for the years ended December 31 were as follows:

(In millions)	Japan	U.S.	Total
2002:			
Current	**$ 327**	**$ 26**	**$ 353**
Deferred	**(4)**	**89**	**85**
Total income tax expense	**$ 323**	**$ 115**	**$ 438**
2001:			
Current	$ 313	$ 25	$ 338
Deferred	(14)	70	56
Total income tax expense	$ 299	$ 95	$ 394
2000:			
Current	$ 319	$ 19	$ 338
Deferred	(73)	60	(13)
Total income tax expense	$ 246	$ 79	$ 325

Income tax expense in the accompanying statements of earnings varies from the amount computed by applying the expected U.S. tax rate of 35% to pretax earnings. The principal reasons for the differences and the related tax effects for the years ended December 31 are summarized as follows:

(In millions)	2002	2001	2000
Income taxes based on U.S. statutory rates	**$ 441**	$ 378	$ 354
Utilization of foreign tax credit carryforwards	**(21)**	(21)	(22)
Termination of retirement liability	**–**	–	(33)
Noninsurance losses generating no current tax benefit	**–**	12	–
Nondeductible expenses	**12**	11	14
Other, net	**6**	14	12
Income tax expense	**$ 438**	$ 394	$ 325

Total income tax expense for the years ended December 31 was allocated as follows:

(In millions)	2002	2001	2000
Statements of earnings	**$ 438**	$ 394	$ 325
Other comprehensive income:			
Changes in unrealized foreign currency translation gains	**(81)**	99	135
Unrealized gains on investment securities:			
Unrealized holding gains (losses) arising during the year	**239**	110	146
Reclassification adjustment for realized (gains) losses included in net earnings	**(1)**	(2)	34
Total income taxes allocated to other comprehensive income	**157**	207	315
Additional paid-in capital (exercise of stock options)	**(1)**	(1)	(2)
Total income taxes	**$ 594**	$ 600	$ 638

Changes in unrealized foreign currency translation gains/losses included a deferred income tax benefit of $80 million in 2002, compared with deferred income tax expense of $98 million in 2001 and $76 million in 2000, which represented Japanese income taxes on currency translation gains/losses that arose for Japanese tax purposes from the translation of AFLAC Japan's dollar-denominated investments into yen.

The income tax effects of the temporary differences that gave rise to deferred income tax assets and liabilities as of December 31 were as follows:

(In millions)	2002	2001
Deferred income tax liabilities:		
Deferred policy acquisition costs	**$ 1,144**	$ 1,072
Unrealized gains on investment securities	**1,018**	699
Difference in tax basis of investment in AFLAC Japan	**–**	308
Other basis differences in investment securities	**275**	167
Premiums receivable	**92**	103
Unrealized exchange gain on yen-denominated notes payable	**–**	16
Other	**11**	10
Total deferred income tax liabilities	**2,540**	2,375
Deferred income tax assets:		
Policy benefit reserves	**140**	126
Policyholder protection fund obligation	**70**	36
Unfunded retirement benefits	**35**	35
Other accrued expenses	**66**	132
Tax credit carryforwards	**128**	83
Policy and contract claims	**36**	45
Difference in tax basis of investment in AFLAC Japan	**49**	–
Unrealized exchange loss on yen-denominated notes payable	**20**	–
Other	**93**	212
Total gross deferred income tax assets	**637**	669
Less valuation allowance	**196**	126
Total deferred income tax assets	**441**	543
Net deferred income tax liability	**2,099**	1,832
Current income tax liability	**265**	259
Total income tax liability	**$ 2,364**	$ 2,091

A valuation allowance is provided when it is more likely than not that deferred tax assets will not be realized. We have established valuation allowances primarily for foreign tax credit and noninsurance loss carryforwards that exceed projected future offsets. Under U.S. income tax rules, only 35% of noninsurance losses can be offset against life insurance taxable income each year. During 2002, the valuation allowance for deferred tax assets increased by $70 million, compared with a decrease of $23 million in 2001, due to changes in carryforwards of foreign tax credits, alternative minimum tax credits and noninsurance losses. For current U.S. income tax purposes, alternative minimum tax credit carryforwards of $128 million were available at December 31, 2002.

(8) SHAREHOLDERS' EQUITY

The following is a reconciliation of the number of shares of the Company's common stock for the years ended December 31:

(In thousands of shares)	2002	2001	2000
Common stock - issued:			
Balance, beginning of year	**646,559**	644,813	640,698
Exercise of stock options	**2,059**	1,746	4,115
Balance, end of year	**648,618**	646,559	644,813
Treasury stock:			
Balance, beginning of year	**124,944**	115,603	109,216
Purchases of treasury stock:			
Open market	**12,094**	12,219	9,657
Other	**195**	168	269
Shares issued to AFL Stock Plan	**(1,776)**	(1,830)	(1,182)
Exercise of stock options	**(1,278)**	(1,216)	(2,357)
Balance, end of year	**134,179**	124,944	115,603
Shares outstanding, end of year	**514,439**	521,615	529,210

Share Repurchase Program: In February 2002, the board of directors authorized the purchase of up to an additional 25 million shares of our common stock. As of December 31, 2002, we had approximately 17 million shares available for purchase under the share repurchase program authorized by the board of directors.

Stock Split: In 2001, the board of directors declared a two-for-one stock split. Upon distribution of the split, we transferred $32 million from additional paid-in capital to common stock representing the par value of the new shares.

Stock Options: The Company's stock option plan allows grants for both incentive stock options (ISO) and non-qualifying stock options (NQSO) to employees and NQSO to members of the board of directors. The options have a term of 10 years. The exercise price is equal to the fair market value at the date of grant. The majority of our options generally vest after three years. At December 31, 2002, 9.1 million shares were available for future grants.

We use the intrinsic value method to value stock options in accordance with APB No. 25. Under this method, we do not recognize compensation cost for stock options provided the option price equals fair market value at the date of grant. Our stock option plan sets the exercise price equal to the fair market value at the date of grant. See Note 1 for additional information regarding stock options.

The following table summarizes stock option activity:

(In thousands of shares)	Option Shares	Weighted-Average Exercise Price Per Share
Outstanding at December 31, 1999	27,159	$ 9.30
Granted in 2000	5,619	22.85
Canceled in 2000	(161)	14.39
Exercised in 2000	(6,636)	5.12
Outstanding at December 31, 2000	25,981	13.27
Granted in 2001	2,442	28.29
Canceled in 2001	(123)	23.29
Exercised in 2001	(3,043)	6.89
Outstanding at December 31, 2001	**25,257**	**15.44**
Granted in 2002	**2,056**	**27.82**
Canceled in 2002	**(77)**	**26.33**
Exercised in 2002	**(3,476)**	**7.53**
Outstanding at December 31, 2002	**23,760**	**$ 17.64**

(In thousands of shares)	2002	2001	2000
Shares exercisable, end of year	**15,072**	16,329	16,782

The following table summarizes information about stock options outstanding at December 31, 2002:

(In thousands of shares)	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Wgtd.-Avg. Remaining Contractual Life (Yrs.)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 4.71 – $ 4.71	1,891	.5	$ 4.71	1,891	$ 4.71
4.92 – 7.92	3,316	2.8	7.46	3,316	7.46
8.48 – 13.31	3,217	4.2	11.28	3,217	11.28
13.66 – 15.05	3,144	5.4	14.85	3,144	14.85
15.22 – 22.73	2,363	6.9	21.70	1,030	22.38
22.84 – 23.23	3,980	7.4	23.22	1,003	23.17
23.41 – 28.89	3,165	8.1	24.79	1,425	24.44
29.00 – 34.48	2,684	8.7	29.91	46	30.10
$ 4.71 – $ 34.48	23,760	5.7	$ 17.64	15,072	$ 13.21

For the pro forma information presented in Note 1, the fair value of each option granted was estimated on the date of grant using the Black-Scholes multiple option approach with the following assumptions for options granted during the three-year period ended December 31, 2002.

	2002	2001	2000
Expected life from vesting date (years)	**4.3 - 5.5**	4.4 - 5.6	4.2 - 5.8
Dividend yield	**.8%**	.8%	.5%
Expected volatility	**31.9%**	32.4%	32.0%
Risk-free interest rate	**5.0%**	5.0%	6.0%

For the year ended December 31, 2002, there were approximately 987,900 weighted-average shares, compared with 1,057,900 in 2001 and 937,400 in 2000, for outstanding stock options that were not included in the calculation of weighted-average shares used in the computation of diluted earnings per share because the exercise price for these options was greater than the average market price during these periods.

Voting Rights: In accordance with the Parent Company's articles of incorporation, shares of common stock are generally entitled to one vote per share until they have been held by the same beneficial owner for a continuous period of 48 months, at which time they become entitled to 10 votes per share.

(9) STATUTORY ACCOUNTING AND DIVIDEND RESTRICTIONS

Net assets of the insurance subsidiaries aggregated $7.5 billion at December 31, 2002, on a GAAP basis. AFLAC Japan accounted for $4.8 billion, or 64.0%, of these net assets.

Our insurance subsidiary is required to report its results of operations and financial position to state insurance regulatory authorities on the basis of statutory accounting practices prescribed or permitted by such authorities. Our branch in Japan, AFLAC Japan, must report to the Japanese Financial Services Agency (FSA).

As determined on a U.S. statutory accounting basis, AFLAC's net income was $506 million in 2002, $370 million in 2001 and $210 million in 2000. Capital and surplus was $2.1 billion and $2.2 billion at December 31, 2002 and 2001, respectively.

Reconciliations of AFLAC's net assets on a GAAP basis to net assets determined on a U.S. statutory accounting basis as of December 31 were as follows:

(In millions)	2002	2001
Net assets on GAAP basis	**$ 7,481**	$ 6,380
Adjustment of carrying values of investments	**(3,831)**	(3,023)
Elimination of deferred policy acquisition costs	**(4,221)**	(3,611)
Adjustment to policy liabilities	**769**	685
Adjustment to deferred income taxes	**2,336**	2,063
Other, net	**(421)**	(332)
Net assets on U.S. statutory accounting basis	**$ 2,113**	$ 2,162

The National Association of Insurance Commissioners has revised and codified statutory accounting principles to promote standardization throughout the industry. We adopted these new accounting principles January 1, 2001. The transition adjustments to reflect the prior years' effects increased AFLAC statutory capital and surplus by approximately $130 million.

The Parent Company depends on its subsidiaries for cash flow, primarily in the form of dividends and management fees. Consolidated retained earnings in the accompanying financial statements largely represent undistributed earnings of our insurance subsidiary. Amounts available for dividends, management fees and other payments to the Parent Company by its insurance subsidiary may fluctuate due to different accounting methods required by regulatory authorities. These payments are also subject to various regulatory restrictions and approvals related to safeguarding the interests of insurance policyholders. One of the primary considerations is that our insurance subsidiary must maintain adequate risk-based capital for U.S. regulatory authorities and adequate solvency margins for Japanese regulatory authorities. Also, the maximum amount of dividends that can be paid to shareholders by insurance companies domiciled in the state of Nebraska without prior approval of the director of insurance is the greater of the net gain from operations, which excludes net realized investment gains, for the previous year determined under statutory accounting principles, or 10% of statutory capital and surplus as of the previous year-end. Dividend payments by AFLAC during 2003 in excess of $505 million would require such approval. Dividends paid by AFLAC during 2002 were $358 million.

A portion of AFLAC Japan earnings, as determined on a Japanese statutory accounting basis, can be remitted each year to AFLAC U.S. after complying with solvency margin provisions and satisfying various conditions imposed by Japanese regulatory authorities for protecting policyholders. Profit remittances to the United States can fluctuate due to changes in the amounts of Japanese regulatory earnings. Among other items, factors affecting regulatory earnings include Japanese regulatory accounting practices and fluctuations in currency translations of AFLAC Japan's dollar-denominated investments into yen. AFLAC Japan remitted earnings of $383 million, or ¥45.3 billion, to AFLAC U.S. during 2002, compared with $185 million, or ¥23.0 billion in 2001, and $157 million, or ¥17.0 billion in 2000. The 2002 profit repatriation was significantly higher than those of the two previous years as a result of our decisions in 2001 and 2000 to retain earnings in Japan in order to enhance our solvency margin.

Net assets (unaudited) of AFLAC Japan, based on Japanese statutory accounting practices, aggregated $3.2 billion and $2.6 billion at December 31, 2002 and 2001, respectively. Japanese statutory accounting practices differ in many respects from U.S. GAAP. Under Japanese statutory accounting practices, premium income is recognized on a cash basis, policy acquisition costs are charged off immediately, policy benefit and claim reserving methods and assumptions are different, policyholder protection fund obligations are not accrued, and deferred income tax liabilities are recognized on a different basis.

For the Japanese fiscal year ended March 31, 2002, AFLAC Japan was required to adopt a new Japanese statutory accounting standard regarding fair value accounting for investments. Previously, investment securities were generally reported at amortized cost for FSA purposes. Under the new accounting standard, AFLAC Japan now classifies investment securities in two categories: in an available-for-sale category at fair value and in a held-to-maturity category at amortized cost. Unrealized gains and losses on investment securities available for sale are reported in FSA capital and surplus and reflected in solvency margin calculations. This new accounting standard may result in significant fluctuations in FSA equity, AFLAC Japan's solvency margin, and amounts available for annual profit repatriation.

(10) BENEFIT PLANS

Our basic employee defined-benefit pension plans cover substantially all of our full-time employees. Reconciliations of the funded status of the basic employee defined-benefit pension plans with amounts recognized in the consolidated balance sheets as of December 31 were as follows:

	2002		2001	
(In thousands)	**Japan**	**U.S.**	Japan	U.S.
Projected benefit obligation:				
Benefit obligation, beginning of year	**$ 69,194**	**$ 79,047**	$ 72,929	$ 73,409
Service cost	**5,491**	**3,901**	4,132	3,583
Interest cost	**1,953**	**5,505**	1,784	5,072
Plan amendments	**-**	**577**	-	-
Actuarial loss (gain)	**8,542**	**1,583**	1,468	(1,727)
Benefits paid	**(1,274)**	**(1,573)**	(1,118)	(1,290)
Effect of foreign exchange rate changes	**7,399**	**-**	(10,001)	-
Benefit obligation, end of year	**91,305**	**89,040**	69,194	79,047
Plan assets:				
Fair value of plan assets, beginning of year	**39,419**	**48,761**	48,669	63,307
Actual return on plan assets	**(2,792)**	**(4,350)**	(7,815)	(14,520)
Employer contribution	**6,362**	**2,991**	5,778	1,264
Benefits paid	**(1,274)**	**(1,573)**	(1,118)	(1,290)
Effect of foreign exchange rate changes	**4,031**	**-**	(6,095)	-
Fair value of plan assets, end of year	**45,746**	**45,829**	39,419	48,761
Funded status	**(45,559)**	**(43,211)**	(29,775)	(30,286)
Unrecognized net actuarial loss (gain)	**21,600**	**30,769**	15,228	19,677
Unrecognized transition obligation (asset)	**3,012**	**(354)**	3,009	(475)
Unrecognized prior service cost	**647**	**2,018**	654	1,616
Adjustment for minimum pension liability	**-**	**(8,080)**	-	-
Liability for accrued benefit cost	**$ (20,300)**	**$ (18,858)**	$ (10,884)	$ (9,468)

Pension plan assets consist of a diverse portfolio of debt and equity securities. Equity securities accounted for 54% of U.S. plan assets at both December 31, 2002 and 2001. Equity securities for our U.S. plan included $2 million (4% of plan assets) and $1 million (3% of plan assets) of AFLAC Incorporated common stock at December 31, 2002 and 2001, respectively. Fixed income investments accounted for 46% of U.S. plan assets at both December 31, 2002 and 2001. Equity securities accounted for 50% of Japanese plan assets at December 31, 2002, compared with 56% a year ago. Fixed income investments accounted for 50% of Japanese plan assets, compared with 44% a year ago. For the U.S. plan, we systematically amortize investment gains and losses over a five-year period.

At December 31, 2002, other liabilities included a liability for both plans in the amount of $39 million, compared with $20 million a year ago. The projected benefit obligation of both our U.S. and Japanese plans significantly exceeded the fair value of plan assets at December 31, 2002 and 2001. The underfunded status of the plans was primarily attributable to steadily increasing pension benefit obligations combined with a decrease in the fair value of assets of both plans during 2002 and 2001 as a result of general market conditions for investment securities. Under GAAP, a minimum pension liability is required when the actuarial present value of the accumulated benefit obligation exceeds plan assets and the accrued pension liability.

The components of retirement expense and actuarial assumptions for the pension plans for the years ended December 31 were as follows:

	2002		2001		2000	
(In thousands)	**Japan**	**U.S.**	Japan	U.S.	Japan	U.S.
Components of net periodic benefit cost:						
Service cost	**$ 5,491**	**$ 3,901**	$ 4,132	$ 3,583	$ 4,458	$ 2,891
Interest cost	**1,953**	**5,505**	1,784	5,072	2,093	4,314
Expected return on plan assets	**(1,176)**	**(5,290)**	(1,152)	(5,612)	(1,470)	(5,013)
Amortization of:						
Net actuarial loss	**685**	**131**	225	–	202	–
Transition obligation (asset)	**290**	**(121)**	295	(122)	333	(121)
Prior service cost	**71**	**175**	72	138	81	138
Net periodic benefit cost	**$ 7,314**	**$ 4,301**	$ 5,356	$ 3,059	$ 5,697	$ 2,209
Weighted-average actuarial assumptions used in the calculations:						
Discount rate – net periodic benefit cost	**2.5%**	**7.0%**	2.5%	7.0%	3.0%	7.0%
Discount rate – benefit obligations	**2.5**	**7.0**	2.5	7.0	3.0	7.0
Expected long-term return on plan assets	**2.5**	**9.0**	2.5	9.0	2.5	9.0
Rate of compensation increase	**3.5**	**4.0**	3.5	4.0	3.5	4.0

In addition to the benefit obligations for funded employee plans, we also maintain unfunded supplemental retirement plans for certain officers and beneficiaries. In May 2000, the surviving spouse of John B. Amos, former chairman of the board, unexpectedly passed away. We had accrued an unfunded liability under a shareholder-approved employment contract for projected retirement payments. The gain from the termination of the remaining liability increased earnings by $101 million (after-tax, $.18 per diluted share) for the year ended December 31, 2000.

Retirement expense for the unfunded supplemental plans, excluding the termination of a retirement liability in 2000, was $13 million in 2002, $15 million in 2001, and $5 million in 2000. The accrued retirement liability for the unfunded supplemental retirement plans at December 31, 2002 and 2001, was $167 million and $157 million, respectively. The actuarial present value of projected benefit obligations was $172 million and $162 million at December 31, 2002 and 2001, respectively. The discount rates used were the same as for the funded plans.

Reconciliations of the benefit obligation of the unfunded retiree medical program and other postretirement benefits for U.S. employees with amounts recognized in the accompanying consolidated balance sheets as of December 31 were as follows:

(In thousands)	**2002**	2001
Benefit obligation:		
Benefit obligation, beginning of year	**$ 15,010**	$ 14,565
Service cost	**423**	522
Interest cost	**1,051**	1,020
Actuarial loss (gain)	**2,722**	(88)
Benefits paid	**(1,146)**	(1,009)
Unfunded benefit obligation, end of year	**18,060**	15,010
Unrecognized net actuarial gain (loss)	**(3,714)**	(993)
Unrecognized prior service cost	**(291)**	(316)
Accrued benefit cost	**$ 14,055**	$ 13,701

The components of expenses for the retiree medical program and other postretirement benefits, along with actuarial assumptions, were as follows for the years ended December 31:

(In thousands)	2002	2001	2000
Service cost	**$ 423**	$ 522	$ 408
Interest cost	**1,051**	1,020	874
Amortization of prior service cost	**25**	25	25
Net periodic benefit cost	**$ 1,499**	$ 1,567	$ 1,307
Discount rate:			
Net periodic cost	**7.0%**	7.0%	7.0%
Benefit obligations	**7.0**	7.0	7.0
Effect of 1-percentage point increase in health care cost trend rate:			
On total of service and interest cost components	**$ 183**	$ 168	$ 136
On postretirement benefit obligation	**1,279**	1,070	1,180
Effect of 1-percentage point decrease in health care cost trend rate:			
On total of service and interest cost components	**(156)**	(143)	(116)
On postretirement benefit obligation	**(1,113)**	(919)	(1,010)

The projected health care cost trend rate used in 2002 was 11%, graded to 6% over six years.

Stock Bonus Plan: AFLAC U.S. maintains a stock bonus plan for eligible U.S. sales associates. Plan participants receive shares of AFLAC Incorporated common stock based on their new annualized premium sales and persistency of substantially all new insurance policies. The cost of this plan, which is included in deferred policy acquisition costs, amounted to $30 million in 2002, $24 million in 2001, and $18 million in 2000.

(11) COMMITMENTS AND CONTINGENT LIABILITIES

Commitments: We lease office space and equipment under various agreements that expire in various years through 2021. Future minimum lease payments due under non-cancelable operating leases at December 31, 2002, were as follows: 2003, $37 million; 2004, $18 million; 2005, $6 million; 2006, $5 million; 2007, $4 million; and thereafter, $27 million.

Land Purchase Commitment: A portion of AFLAC Japan's administrative office building is located on leased land. Under the terms of the lease agreement, we are committed to purchase the leased land, at fair value, upon the demand of the owner. As of December 31, 2002, the fair value of the leased land was ¥1.8 billion ($15 million using the year-end exchange rate).

Litigation: We are a defendant in various lawsuits considered to be in the normal course of business. Some of this litigation is pending in states where large punitive damages bearing little relation to the actual damages sustained by plaintiffs have been awarded against other companies, including insurers, in recent years. Although the final results of any litigation cannot be predicted with certainty, we believe the outcome of pending litigation will not have a material adverse effect on our financial position, results of operations, or cash flows.

(12) SUPPLEMENTARY INFORMATION

	2002	2001	2000
Weighted-average shares used in calculating earnings per share (In thousands):			
Average outstanding shares used for calculating basic EPS	**517,541**	525,098	530,607
Dilutive effect of stock options	**10,785**	12,285	14,299
Average outstanding shares used for calculating diluted EPS	**528,326**	537,383	544,906
Other:			
Policy acquisition costs deferred during the year (In millions)	**$ 756**	$ 651	$ 612
Commissions deferred as a percentage of total acquisition costs deferred	**74%**	71%	71%
Personnel compensation and benefits as a percentage of insurance expenses	**47%**	44%	42%
Supplemental disclosures of cash flow information (In millions):			
Income taxes paid	**$ 363**	$ 347	$ 215
Interest paid	**22**	23	21
Impairment losses included in realized investment losses	**58**	86	57
Noncash financing activities:			
Capitalized lease obligations	**8**	17	25
Treasury shares issued to AFL Stock Plan for:			
Shareholder dividend reinvestment	**7**	6	5
Associate stock bonus	**22**	17	7
Property and equipment (In millions):			
Land	**$ 131**	$ 117	$ 132
Buildings	**355**	339	355
Equipment	**219**	186	169
	705	642	656
Less accumulated depreciation	**223**	186	175
Net property and equipment	**$ 482**	$ 456	$ 481

Management's Responsibility for Financial Statements

Management is responsible for the consolidated financial statements of AFLAC Incorporated and subsidiaries. The statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based upon management's best estimates and judgments. Informed judgments and estimates are used for those transactions not yet complete or for which the ultimate effects cannot be measured precisely. Financial information elsewhere in this annual report is consistent with the information in the financial statements.

The company's internal controls are designed to reasonably assure that AFLAC Incorporated's books and records reflect the transactions of the company, that assets are safeguarded, and that the company's established policies and procedures are followed. The effectiveness of the controls system is supported by the selection and training of qualified personnel, an organizational structure that provides an appropriate division of responsibility, and a comprehensive internal audit program.

The company engages KPMG LLP as independent auditors to audit its financial statements and express their opinion thereon. Their audits include reviews and tests of the company's internal controls to the extent they believe necessary to determine the audit procedures to be performed that will support their opinion. Members of that firm also have the right of full access to each member of management in conducting their audits. The report of KPMG LLP appears on the following page.

The audit committee of the board of directors, which comprises outside directors, serves in an oversight role to assure the integrity and objectivity of the company's financial reporting process. The committee meets periodically with representatives of management, as well as with the independent and internal auditors, to review matters of a material nature related to financial reporting and the planning, results and recommendations of audits. The independent and internal auditors have free access to the audit committee, without management present, to discuss any matter they believe should be brought to the attention of the committee. The committee is also responsible for making recommendations to the board of directors concerning the selection of the independent auditors.

Daniel P. Amos
Chairman and Chief Executive Officer

Kriss Cloninger III
President and Chief Financial Officer

Independent Auditors' Report

The shareholders and board of directors of AFLAC Incorporated:

We have audited the accompanying consolidated balance sheets of AFLAC Incorporated and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings, shareholders' equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AFLAC Incorporated and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Atlanta, Georgia
January 30, 2003

Unaudited Consolidated Quarterly Financial Data

(In millions, except for per-share amounts)

Three months ended,	**March 31, 2002**	**June 30, 2002**	**September 30, 2002**	**December 31, 2002**
Total revenues	**$ 2,371**	**$ 2,513**	**$ 2,707**	**$ 2,666**
Net earnings	**183**[1]	**212**[2]	**240**[3]	**186**[4]
Net earnings per basic share	**$ .35**[1]	**$ .41**[2]	**$ .46**[3]	**$ .36**[4]
Net earnings per diluted share	**.34**[1]	**.40**[2]	**.45**[3]	**.35**[4]
Cash dividends per share	**.05**	**.06**	**.06**	**.06**

Three months ended,	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Total revenues	$ 2,401	$ 2,348	$ 2,446	$ 2,404
Net earnings	178[5]	153[6]	193[7]	163[8]
Net earnings per basic share	$ .34[5]	$ .29[6]	$ .37[7]	$ .31[8]
Net earnings per diluted share	.33[5]	.28[6]	.36[7]	.31[8]
Cash dividends per share	.043	.05	.05	.05

(1) Includes a loss of $4 ($.01 per diluted share) related to the change in fair value of the interest rate component of the cross-currency swaps (hereafter referred to as the impact of SFAS No. 133) and realized investment losses of $5 ($.01 per diluted share); (2) Includes a gain of $13 ($.03 per diluted share) related to the impact of SFAS No. 133 and realized investment losses of $3 ($.01 per diluted share); (3) Includes a gain of $33 ($.06 per diluted share) related to the impact of SFAS No. 133 and realized investment losses of $4 ($.01 per diluted share); (4) Includes a loss of $5 ($.01 per diluted share) related to the impact of SFAS No. 133; realized investment losses of $4 ($.01 per diluted share) and a charge of $26 ($.05 per diluted share) for the policyholder protection fund in Japan; (5) Includes a gain of $3 (nil per diluted share) related to the impact of SFAS No. 133 and realized investment losses of $1 (nil per diluted share); (6) Includes a loss of $21 ($.04 per diluted share) related to the impact of SFAS No. 133 and realized investment losses of $3 ($.01 per diluted share); (7) Includes a gain of $37 ($.07 per diluted share) related to the impact of SFAS No. 133 and realized investment losses of $28 ($.05 per diluted share); (8) Includes a loss of $18 ($.03 per diluted share) related to the impact of SFAS No. 133 and realized investment losses of $2 (nil per diluted share).

Quarterly amounts may not agree in total to the corresponding annual amounts due to rounding.

Glossary

Benefit Ratio – Incurred claims plus the increase in reserves for future policy benefits, as a percent of total revenues.

Corporate Agency – The marketing system we use in Japan comprises affiliated corporate, independent corporate, and individual agencies. An affiliated corporate agency is one that is directly affiliated with a specific corporation. A corporation establishes the agency to sell our insurance policies to its employees on payroll deduction. In turn, we pay the agency a commission.

Deferred Policy Acquisition Costs (DAC) – Generally accepted accounting principles call for the matching of revenues and expenses. Therefore, the costs of acquiring new business, principally agents' current-year commissions in excess of ultimate renewal-year commissions, and certain policy issue, underwriting and marketing expenses, have been capitalized and deferred. These deferred policy acquisition costs are being amortized over the premium paying period of the related policies in approximate proportion of annual premium income to the total anticipated premium income.

Earnings Per Basic Share – Net or operating earnings divided by the weighted-average number of shares outstanding for the period.

Earnings Per Diluted Share – Net or operating earnings divided by the weighted-average number of shares outstanding for the period plus the weighted-average shares for the dilutive effect of stock options.

Future Policy Benefits – This is the largest liability on the balance sheet. The company accumulates reserves during the life of a policy to meet expected claim payments covered by the policy. Most policies sold in Japan also have cash value benefits for which reserves are accrued.

Incurred Claims – The amount of claims paid plus the change in the unpaid claims liability, including cash surrender values.

Net Earnings – Profits after taxes.

Operating Earnings – Operating earnings starts with net earnings and excludes the following items on an after-tax basis: realized investment gains/losses, the change in fair value of the interest rate component of cross-currency swaps beginning in 2001, the charge for the Japanese policyholder protection fund in 2002, and the gain from the termination of a retirement liability in 2000. We then exclude income taxes related to operations to arrive at pretax operating earnings.

Operating Expense Ratio – Total operating expenses including amortization of DAC, total administrative costs, and commissions as a percent of total revenues.

Operating Return on Average Shareholders' Equity – Operating earnings as a percentage of the average of shareholders' equity at the beginning of the period and at the end of the period, excluding the shareholders' equity component of unrealized gains on investment securities.

Persistency – The percentage of premiums remaining in force at the end of a period, usually one year. Example: 95% persistency would mean that 95% of the premiums in force at the beginning of the period were still in force at the end of the period.

Price/Earnings Ratio – Market price of shares divided by annual operating earnings per diluted share.

Profit Margin – Operating earnings either before taxes or after taxes as a percent of total revenues.

Profit Repatriation – Profits of AFLAC Japan that are transferred to AFLAC U.S.

Return on Investments and Cash – Net investment income as a percentage of average investments and cash at amortized cost.

Total New Annualized Premium Sales – The annual premiums on policies sold and additional premiums on policies converted during the reporting period.

Total Return to Shareholders – The appreciation of a shareholder's investment over a period of time, including reinvested cash dividends paid during that time.

...of the Importance of Our Shareholders.

INVESTORS INFORMATION

We take our commitment to our owners very seriously. Our strategy is to grow operating earnings per share at a strong and consistent rate to improve the value of the investment that our owners have made in AFLAC. At the same time, we strive to maintain high standards of disclosure to all members of the investment community. Whether distributing information about AFLAC through government filings or other printed materials, on aflac.com or through Internet webcasts, our overriding objective is to provide investors with the information they need to make informed investment decisions.

Our Shareholder Services Department provides stock transfer services and administers our dividend reinvestment plan. We also offer many services through aflac.com. For example af*linc*, which is accessed through aflac.com, allows shareholders secure Internet access to their investment accounts. Shareholders can also view account balances, complete investment transactions, change home and e-mail addresses, as well as view, download, and print dividend-related tax forms. We also provide electronic delivery of certain documents, such as reinvestment statements, proxy statements, and annual and quarterly reports to shareholders through af*linc*. By the end of 2002, more than 23,500 shareholders had signed up for aflinc, which represented nearly 32% of our registered shareholders at year-end.


AFLAC's shares have outperformed the S&P 500 and the S&P Life and Health Index in five of the last eight years.
Comparative Market Performance
(1994=100)
800%
700
600
500
400
300
200
100
94 95 96 97 98 99 00 01 02
S&P Life and Health
S&P 500
AFLAC

We also offer other informational services through our Web site. The conference calls we conduct in conjunction with our quarterly earnings releases are webcast at aflac.com and are archived for two weeks following the release. In addition, investors can access webcasts of analyst meetings that the company holds. Investors can view and print the shareholder calendar of events at aflac.com, or sign up for an e-mail alert notification service. This service automatically sends investors an e-mail message whenever news is made public about AFLAC. In addition, investors can find a lot of valuable financial information at our Web site. Annual and quarterly reports, SEC filings, and quarterly statistical financial supplements can all be easily downloaded and printed on the Investor Relations page.

The mix of our shareholder base has remained fairly stable over the last few years. Institutional investors own about half of our shares, with the balance owned by individual investors. Directors, employees and agents owned approximately 6% of the company's shares at the end of 2002. Based on data from the National Association of Investors Corporation

(NAIC), AFLAC was again the most popular stock among its 315,600 members in terms of number of shares held and the market value of those shares. According to research conducted by NAIC, its membership owned approximately 32 million shares of AFLAC.

2002 Market Performance

Like 2001, last year was a gloomy year for most stocks. Reflecting investor concerns about corporate scandals, the slumping U.S. economy and global tensions, major stock market indices declined for the third consecutive year. Despite a difficult market for stocks in general, 2002 was a year of solid returns for AFLAC shareholders.

AFLAC closed the year at $30.12, up 22.6% from our 2001 closing price of $24.56. Our strong performance for the year compares with dismal performances for major stock market indicators. The Standard & Poor's 500 Index was down 23.4% and the Dow Jones Industrial Average dropped 16.8% for the year. Insurance stocks, as measured by the Standard & Poor's Life and Health Insurance Index, were also down sharply. The S&P Life and Health Insurance Index declined 17.5% in 2002. Actually, AFLAC was the only company in the S&P Life and Health Insurance Index to generate a positive return in 2002.

AFLAC's shares have a long history of strong market performance, reflecting our long-term record of earnings growth. In fact, 2002 marked the 21st year of the last 28 years that our shares have outperformed the S&P 500 Index. Including reinvested cash dividends, AFLAC's total return to shareholders was 23.6% in 2002. For the last five years, AFLAC's total return has compounded annually at 19.5%. And over the last 10 years, our total return to shareholders has compounded at 21.8% annually.

AFLAC's earliest shareholders have been extremely well-rewarded. Investors who purchased 100 shares when AFLAC was founded in 1955 paid $1,110 for their investment. As a result of 28 stock dividends or stock splits, those 100 shares had grown to 187,980 shares at the end of the year, excluding reinvested cash dividends. At December 31, 2002, their original investment was worth more than $5.6 million. In addition, AFLAC's early investors received approximately $43,200 in cash dividends last year, which was more than 38 times the acquisition price of those original 100 shares.

Quarterly Common Stock Prices

	High	Low	Close
2002			
4th	**$33.45**	**$28.78**	**$30.12**
3rd	**32.30**	**24.24**	**30.69**
2nd	**33.15**	**28.15**	**32.00**
1st	**29.72**	**23.10**	**29.37**
2001			
4th	$29.30	$23.58	$24.56
3rd	32.60	23.00	27.00
2nd	35.24	26.80	31.49
1st	36.10	23.38	27.54
2000			
4th	$37.47	$29.19	$36.10
3rd	33.75	22.53	32.03
2nd	26.97	21.88	22.97
1st	23.57	16.78	22.78

Peer Company Comparison

(S&P Life and Health Insurance Index Companies)

	Symbol	Year-end Market Value (In billions)	2002 Return*	Five-Year Returns* Total	Five-Year Returns* Annual
AFLAC	AFL	$15.5	23.6%	143.9%	19.5%
Jefferson-Pilot	JP	5.5	(15.4)	22.9	4.2
John Hancock	JHF	8.0	(31.7)	**	**
Lincoln National	LNC	5.6	(32.7)	(7.2)	(1.5)
Metlife	MET	18.9	(14.0)	**	**
Prudential Financial	PRU	18.0	(3.2)	**	**
Torchmark	TMK	4.3	(6.2)	6.1	1.2
UnumProvident	UNM	4.2	(32.0)	(64.3)	(18.6)

* Includes reinvested cash dividends

** Not applicable

With a total return to shareholders of 23.6% in 2002, AFLAC was the top performing stock in the S&P Life and Health Insurance Index.


AFLAC
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Board of Directors



Daniel P. Amos, 51, is chairman and chief executive officer of AFLAC and AFLAC Incorporated. He has been with the company full-time since 1973. He was named president of AFLAC in 1983, chief operating officer in 1987, chief executive officer of AFLAC Incorporated in 1990, and chairman in 2001. He has been a member of AFLAC Incorporated's board since 1983.



John Shelby Amos II, 50, is the Alabama/West Florida state sales coordinator for AFLAC U.S. For the past 29 years, he has served in a variety of sales positions with the company. He was first elected to the board in 1983.



Michael H. Armacost, 65, is the Shorenstein Distinguished Fellow at Stanford University's Asia-Pacific Research Center. He retired in June 2002 as president and trustee of the Brookings Institution, a private nonpartisan organization devoted to public policy research. A former undersecretary of state for political affairs, Mr. Armacost was U.S. ambassador to Japan from 1989 to 1993. Mr. Armacost joined AFLAC Incorporated's board in 1994.



Kriss Cloninger III, 55, is president and chief financial officer of AFLAC Incorporated. He joined AFLAC in 1992 as senior vice president and CFO after working with AFLAC as a consulting actuary since 1977. He was elected to AFLAC Incorporated's board in 2001.



Joe Frank Harris, 67, is a distinguished executive fellow at Georgia State University and a lecturer in its School of Policy Studies. He serves as chairman of the board of Harris Georgia Corporation, an industrial development firm. He is also chairman of the Board of Regents of the University System of Georgia. Mr. Harris was governor of Georgia from 1983 to 1991, and he joined AFLAC Incorporated's board in 1991.



Elizabeth Hudson, 53, is senior vice president of communications for the National Geographic Society. She previously held similar positions with iVillage, the Reader's Digest Association and NBC. She also was previously a director in Spencer Stuart's Media & Communication Practice. She joined AFLAC Incorporated's board in 1990.



Kenneth S. Janke Sr., 68, is chairman of the National Association of Investors Corporation (NAIC), a nonprofit association dedicated to education for individual investors. He also serves as president and director of the NAIC Growth Fund. He was first elected to AFLAC Incorporated's board in 1989.



Robert B. Johnson, 58, is chairman and CEO of the One America Foundation, an organization that promotes dialog and solidarity among Americans of all races. Previously, he served in President Clinton's White House as an assistant to the president and director of the president's initiative for One America. He was appointed to AFLAC Incorporated's board in 2002.



Charles B. Knapp, 56, is a partner with Heidrick & Struggles Inc. He was president of the University of Georgia from 1987 to 1997. He joined AFLAC Incorporated's board in 1990.



Nobuhiro Mori, 58, is deputy president at Mizuho Corporate Bank, Ltd., in Tokyo. He was previously employed at Dai-ichi Kangyo Bank where he served in a variety of positions including senior managing director. He was elected to AFLAC Incorporated's board in 2002.



Yoshiki "Paul" Otake, 63, founder and executive advisor of AFLAC Japan, retired as chairman of AFLAC Japan in January 2003. Mr. Otake served on the committee that helped AFLAC Japan obtain its original operating license in the early 1970s and served the company in a variety of leadership positions including president of AFLAC Japan. He joined AFLAC Incorporated's board in 1986.



E. Stephen Purdom, M.D., 55, is a former executive vice president of insurance operations for AFLAC U.S. He is currently on the board of advisors for Emory University Medical School, and he is chairman of the board of Science Regents, Inc. He also previously served as chief of staff at Doctors' Hospital in Columbus, Ga. He was first elected to AFLAC Incorporated's board in 1987.



Barbara Rimer, Ph.D., 54, is a professor of Health Behavior and Health Education at the University of North Carolina School of Public Health. She is also deputy director of the Lineberger Comprehensive Cancer Center. Previously, she was director of the Division of Cancer Control and Population Sciences at the National Cancer Institute. She is a former director of Cancer Control Research and Professor of Community and Family Medicine at the Duke Comprehensive Cancer Center. She joined AFLAC Incorporated's board in 1995.



Marvin R. Schuster, 65, is chairman of Schuster Enterprises Inc., which operates Burger King restaurants throughout the Southeast. He is on the boards of directors at Synovus Trust Company and Columbus Bank & Trust. He was elected to AFLAC Incorporated's board in 2000.



Henry C. Schwob, 75, has been president of Schwob Realty Company, a private real estate firm, for the past 45 years. He also serves as a director of Wachovia's Atlanta board. He joined AFLAC Incorporated's board in 1965.



Glenn Vaughn Jr., 73, is a retired chairman and publisher of the Columbus (GA) *Ledger-Enquirer*, a Knight-Ridder newspaper, where he advanced through the news-editorial ranks after stints at *The Albany* (GA) *Herald*, *The Atlanta Journal* and *The Athens* (GA) *Daily News*. He has served on AFLAC Incorporated's board since 1990.



Dr. Robert L. Wright, 65, is founder, chairman and chief executive officer of Dimensions International, an international information technology company. He is formerly an associate administrator for the United States Small Business Administration. He was first elected to AFLAC Incorporated's board in 1999.

Executive Management

Daniel P. Amos (see facing page)

Kriss Cloninger III (see facing page)



Norman P. Foster, 67, is executive vice president of corporate finance at AFLAC. Before joining AFLAC in 1986, he was a partner with KPMG LLP in Minneapolis, where he provided accounting, audit, and management consulting services for the insurance industry for more than 25 years. He is a member of the American Institute of Certified Public Accountants and currently serves on the boards of directors of the state life/health guaranty associations in Georgia, South Dakota and New Mexico.



Akitoshi Kan, 55, is executive vice president, internal operations for AFLAC U.S. He joined AFLAC Japan in 1980. In 1997 he was promoted to executive vice president for internal operations for AFLAC Japan and deputy chief financial officer for AFLAC Incorporated. He relocated to AFLAC Worldwide Headquarters in April 1999.



Joey M. Loudermilk, 49, is executive vice president; general counsel and corporate secretary. He joined AFLAC in 1983 as head of the Legal Department. He is also responsible for AFLAC's Governmental Relations Department and is treasurer of AFLAC Incorporated's political action committee.



Kathelen V. Spencer, 45, is executive vice president; deputy legal counsel; director of corporate communications and assistant secretary for AFLAC. She previously has served in AFLAC's Legal Department as associate counsel and then as deputy counsel. She is also president of the AFLAC Foundation.



Hidefumi Matsui, 58, became chairman of AFLAC Japan in January 2003. He has been with AFLAC Japan since its inception, having served most recently as its president. He also previously served as the company's executive vice president and director of marketing. He was on the committee that helped AFLAC Japan obtain its original operating license in the early 1970s.



Charles D. Lake II, 41, became president of AFLAC Japan in January 2003 after having previously served as deputy president. He joined AFLAC International in February 1999 and AFLAC Japan in June 1999. Previously he was director of Japan Affairs at the office of the U.S. Trade Representative in the executive office of the president, and he practiced law at Dewey Ballantine LLP in Washington, D.C.



Allan O'Bryant, 44, is president of AFLAC International Inc., deputy chief financial officer of AFLAC Incorporated, and chairman of aflacdirect.com. He joined AFLAC in 1993 as a vice president of the AFLAC Broadcast Group. In 1996, he was transferred to AFLAC International to oversee AFLAC Japan's financial operations.

Senior Management

AFLAC Incorporated

Kermitt L. Cox, Senior Vice President; Corporate Actuary

Kenneth S. Janke Jr., Senior Vice President, Investor Relations

Ralph A. Rogers Jr., Senior Vice President, Financial Services; Chief Accounting Officer

Joseph W. Smith Jr., Senior Vice President; Chief Investment Officer

Audrey Boone Tillman, Senior Vice President; Director of Human Resources

AFLAC U.S.

Rebecca C. Davis, Senior Vice President; Chief Administrative Officer

Phillip J. Friou, Senior Vice President, Governmental Relations

Kerry W. Hand, Senior Vice President, AFLAC Support Services; President and CEO, Communicorp, Inc.

Angela S. Hart, Senior Vice President, Community Relations

Joseph P. Kuechenmeister, Senior Vice President; Director of Sales and Marketing

James D. Lester III, Senior Vice President; Chief Information Officer

Diane P. Orr, Senior Vice President, Claims, Administrative Services, New York Administration

Warren B. Steele II, Senior Vice President; Assistant Director of Marketing

AFLAC Japan

Atsushi Yagai, First Senior Vice President; Director of Marketing and Sales

Hiroshi Yamauchi, First Senior Vice President; Director of Operations

Shigehiko Akimoto, Senior Vice President, Marketing Strategy Planning, Direct Marketing; President of aflacdirect.com

Tomomichi Itoh, Senior Vice President, Government Affairs & Competitive Intelligence, Risk Management, General Affairs

Hideo Kikuchi, Senior Vice President, Claims

Hiroshi Mori, Senior Vice President; Director of Sales; Hojinkai Promotion

Hisayuki Shinkai, Senior Vice President, Public Relations, Investor Relations, Human Resources Development

printed on recycled paper

AFLAC Incorporated

Worldwide Headquarters
1932 Wynnton Road
Columbus, Georgia 31999
(706) 323-3431
aflac.com

AFLAC Japan

Shinjuku Mitsui Bldg.
2-1-1, Nishishinjuku, Shinjuku-ku,
Tokyo, 163-0456, Japan
011-81-3-3344-2701

Independent Certified Public Accountants

KPMG LLP
303 Peachtree Street, N.E.
Suite 2000
Atlanta, Georgia 30308

Registrar

Columbus Bank & Trust Co.
Trust Department
P.O. Box 120
Columbus, Georgia 31902-0120

Legal Counsel

Skadden, Arps, Slate,
Meagher and Flom LLP
New York, New York 10036

Stock Transfer Agent

AFLAC Incorporated
Shareholder Services Dept.
Columbus, Georgia 31999
(800) 235-2667 - option 2
or (706) 596-3278
Fax: (706) 596-3488

Annual Meeting

AFLAC Incorporated's annual meeting of shareholders will be held at 10 a.m. on May 5, 2003, at the Columbus Museum, 1251 Wynnton Road, Columbus, Georgia.

Customer Service

Policyholders and claimants needing assistance may call (800) 992-3522. Sales associates should call (800) 462-3522.

Shareholder Inquiries

Communication regarding stock purchase plans, dividends, lost stock certificates, etc., should be directed to the Shareholder Services Department at (800) 235-2667 - option 2.

Form 10-K

Copies of AFLAC Incorporated's Annual Report to the Securities and Exchange Commission (Form 10-K) can be obtained at no charge by calling the Investor Relations Department at (800) 235-2667 - option 3.

For more information concerning the company, please contact:

Kenneth S. Janke Jr.
Sr. V.P., Investor Relations
(800) 235-2667 - option 3
or (706) 596-3264
Fax: (706) 324-6330

In Japan contact:

Hisayuki Shinkai
Investor Relations Support Office
Shinjuku Mitsui Bldg.,
2-1-1, Nishishinjuku, Shinjuku-ku,
Tokyo, 163-0456, Japan
011-81-3-3344-0481
Fax: 011-81-3-3344-0485

AFLAC® INCORPORATED